As filed with the Securities and Exchange Commission on March 10, 2004

Registration No. 333-108943

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Hornbeck Offshore Services, Inc.

(Exact name of registrant as specified in its charter)

Delaware	72-1375844	4424
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)	(Primary Standard Industrial Classification Code Number)

103 Northpark Boulevard, Suite 300

Covington, Louisiana 70433

(985) 727-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Todd M. Hornbeck

President, Chief Executive Officer and Secretary

103 Northpark Boulevard, Suite 300

Covington, Louisiana 70433

(985) 727-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

R. Clyde Parker, Jr., Esq.	T. Mark Kelly, Esq.
Mark W. Eisenbraun, Esq.	Vinson & Elkins L.L.P.
Winstead Sechrest & Minick P.C.	1001 Fannin, Suite 2300
2400 Bank One Center	First City Tower
910 Travis Street	Houston, Texas 77002
Houston, Texas 77002	(713) 758-2222
(713) 650-8400

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(4)

Common Stock, par value $.01 per share(3)	$103,500,000	$13,114

(1)	Includes 900,000 shares of common stock that the underwriters may purchase from Hornbeck Offshore to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(3)	Including associated preferred stock purchase rights. Prior to the occurrence of certain events, the preferred stock purchase rights will not be evidenced or traded separately from our common stock.
(4)	Pursuant to Rule 457(p) under the Securities Act, the $13,114 registration fee, which includes the $6,978 registration fee applied to this Registration Statement as filed on September 19, 2003, is permitted to be offset by the $11,638 previously paid for the registration fee relating to our Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 22, 2002, Registration No. 333-96833, and subsequently withdrawn before the sale of any securities covered thereby. After application of the $11,638 fee previously paid to the Commission, a balance of $1,476 will be due from Hornbeck Offshore.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 10, 2004.

6,000,000 Shares

Hornbeck Offshore Services, Inc. Common Stock

This is an initial public offering of shares of common stock of Hornbeck Offshore Services, Inc. All of the 6,000,000 shares are being sold by Hornbeck Offshore.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $13.00 and $15.00. Hornbeck Offshore intends to list the common stock on the New York Stock Exchange under the symbol “HOS.”

See “ Risk Factors” beginning on page 10 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Hornbeck Offshore	$	$

To the extent that the underwriters sell more than 6,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 900,000 shares from Hornbeck Offshore at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on            , 2004.

Goldman, Sachs & Co.	Jefferies & Company, Inc.

Simmons & Company

International

Johnson Rice & Company L.L.C.

Prospectus dated              , 2004.

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or Commission. In making your investment decision, you should rely only on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may change after that date.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission a registration statement on Form S-1 under the Securities Act of 1933 related to the common stock offered by this prospectus. As allowed by Commission rules, this prospectus does not contain all of the information contained in the registration statement. The complete registration statement and the documents filed as exhibits to the registration statement are available to the public over the Internet at the Commission’s website at http://www.sec.gov. If you have a question on any contract, agreement or other document filed as an exhibit to the registration statement, please see the exhibits for a more complete description of the matter involved. Under the terms of the indenture governing our 10 5/8% senior notes, we have been filing with the Commission annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. As a result of this offering we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with those requirements, we will continue to file periodic reports, proxy statements and other information with the Commission. The reports that we file with the Commission are available free of charge at the Commission’s website named above, as well as at our website at http://www.hornbeckoffshore.com under the caption “Investors.”

You may also read and copy any document we have filed with the Commission at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-732-0330 for further information on the operation of the public reference facilities.

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus, including certain information set forth in the sections entitled “Prospectus Summary,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We have based these forward-looking statements on our current views and assumptions about future events and our future financial performance. You can generally identify forward-looking statements by the appearance in such a statement of words like “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should” or “will” or other comparable words or the negative of these words. When you consider our forward-looking statements, you should keep in mind the risk factors we describe and other cautionary statements we make in this prospectus.

Among the risks, uncertainties and assumptions to which these forward-looking statements may be subject are:

•	activity levels in the energy markets;

•	changes in oil and natural gas prices;

•	increases in supply of new vessels;

i

•	the effects of competition;

•	our ability to complete vessels under construction without significant delays or cost overruns;

•	our ability to integrate acquisitions successfully;

•	demand for refined petroleum products or in methods of delivery;

•	loss of existing customers and our ability to attract new customers;

•	changes in laws;

•	changes in international economic and political conditions;

•	financial stability of our customers;

•	retention of skilled employees;

•	our ability to finance our operations on acceptable terms and access the debt and equity markets to fund our capital requirements, which may depend on general market conditions and our financial condition at the time;

•	our ability to charter our vessels on acceptable terms; and

•	our success at managing these risks.

Our forward-looking statements are only predictions based on expectations that we believe are reasonable. Actual events or results may differ materially from those described in any forward-looking statement. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. To the extent these risks, uncertainties and assumptions give rise to events that vary from our expectations, the forward-looking events discussed in this prospectus may not occur.

ii

PROSPECTUS SUMMARY

This summary highlights selected information described more fully elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus, including the financial statements and related notes, before making an investment decision with respect to our common stock. You should pay special attention to the “Risk Factors” section of this prospectus for a discussion of factors you should consider before investing in our common stock.

References in this prospectus to “the company,” “we,” “us,” “our,” or like terms refer to Hornbeck Offshore Services, Inc. and its subsidiaries, except as otherwise indicated. References in this prospectus to “OSVs” mean offshore supply vessels; to “deepwater” mean offshore areas, generally 1,000' to 5,000' in depth, and ultra-deepwater areas, generally more than 5,000' in depth; to “deep well” mean a well drilled to a true vertical depth of 15,000' or greater; and to “new generation,” when referring to OSVs, mean modern, deepwater-capable vessels subject to the regulations promulgated under the International Convention on Tonnage Measurement of Ships, 1969, which was adopted by the United States and made effective for all U.S.-flagged vessels in 1992.

Hornbeck Offshore Services, Inc.

We are a leading provider of technologically advanced, new generation OSVs serving the offshore oil and gas industry, primarily in the U.S. Gulf of Mexico and in select international markets. The focus of our OSV business is on complex exploration and production activities, which include deepwater, deep well and other logistically demanding projects. We are also a leading transporter of petroleum products through our tug and tank barge segment serving the energy industry, primarily in the northeastern United States and Puerto Rico.

Historically, demand for our OSV services has been primarily driven by the drilling of deep wells, whether in the deepwater or on the U.S. Continental Shelf, and other complex exploration and production projects that require specialized drilling and production equipment. In addition, our new generation OSVs are increasingly in demand by our customers for conventional drilling projects because of the ability of our OSVs to reduce overall offshore logistics costs for the customer through the vessels’ greater capacities and operating efficiencies.

According to the Minerals Management Service, or MMS, in 2002 the deepwater region accounted for 68% of total U.S. Gulf of Mexico oil production and 38% of total U.S. Gulf of Mexico natural gas production, up substantially from 4% and 1%, respectively, in 1990. In addition, the MMS estimates that deep reservoirs on the Continental Shelf may hold up to 55 tcf of undiscovered natural gas. This potential reserve base compares favorably to the current total of approximately 26 tcf of proven natural gas reserves in the entire U.S. Gulf of Mexico. As the trend toward these deeper, larger and more complex projects emerged in the mid-1990s, we recognized that conventional 180' OSVs were not well-suited to effectively service these projects or to operate in the challenging environments in which they were conducted. Since that time, we have constructed 17 new generation OSVs based on the proprietary designs of our in-house team of naval architects and have acquired six additional new generation OSVs.

All of our OSVs have enhanced capabilities that allow them to more effectively support the premium drilling equipment required for deep drilling and related specialty services. In contrast to conventional 180' OSVs, our vessels have dynamic positioning capability, as well as greater range and storage and off-loading capacity. These features are essential to the efficient servicing of deep well drilling projects given the typical size, depth, complexity and location of such projects. We are capable of providing OSV services to our customers anywhere in the world. Currently, we have three OSVs operating in Trinidad & Tobago and one OSV in Mexico and we are actively pursuing additional contracts in these and other select international markets. In addition, because of the increased capabilities of our new generation OSVs, our customers have begun chartering these vessels at rates higher than those earned by conventional 180' OSVs for conventional drilling projects in the U.S. Gulf of Mexico. Our fleet of 23 OSVs is among the youngest in the industry with an average age of approximately three years. Upon completion of this offering, we will be the only publicly traded company with a significant fleet of U.S.-flagged, new generation OSVs.

Our tug and tank barge fleet consists of 12 ocean-going tugs, 16 ocean-going tank barges and one coastwise tanker. We believe our tug and tank barge business complements our OSV business by providing additional revenue and geographic diversification, while allowing us to offer another line of services to integrated oil and gas companies. Demand for our tug and tank barge services is primarily driven by the level of refined petroleum product consumption in the northeastern United States and Puerto Rico. The Energy Information Administration, or EIA, projects that refined petroleum product consumption in the East Coast region of the United States will increase by an average of 1.7% per year from 2002 to 2010. During this time frame, we expect a significant number of the industry’s single-hulled vessels operating in this market to be retired from service due to the Oil Pollution Act of 1990, or OPA 90. In order to replace vessels being retired, vessel operators will need to incur significant capital costs to construct replacement double-hulled vessels to maintain their fleet capacity and we believe they will require higher dayrates in order to justify such capital outlays. We believe that this supply and demand environment may favorably impact our operating results.

Our Competitive Strengths

Technologically Advanced Fleet of OSVs.    Our new generation OSVs have significantly more capacity and operate more efficiently than conventional 180' OSVs. Our proprietary vessels incorporate sophisticated technologies and are designed specifically to operate safely in complex and challenging environments. These technologies include dynamic positioning, roll reduction systems and controllable pitch thrusters, which allow our vessels to maintain position within minimal variance, and our unique cargo handling systems, which permit high volume transfer rates of liquid mud and dry bulk. We believe that we earn higher average dayrates and maintain higher utilization rates than our competitors due to the superior capabilities of our OSVs, our six-year track record of safe and reliable performance and the collaborative efforts of our in-house design team in providing marine engineering solutions to our customers.

Young OSV Fleet.    We believe that we operate the youngest fleet of U.S.-flagged OSVs. While the average age of the industry’s conventional 180' U.S.-flagged OSV fleet is approximately 24 years, the average age of our OSV fleet is approximately three years. Newer vessels generally experience less downtime and require significantly less maintenance and scheduled drydocking costs compared to older vessels. We believe that our operation of new, technologically advanced OSVs gives us a competitive advantage in obtaining long-term contracts for our vessels and in attracting and retaining crews.

Commitment to Safety and Quality.    As part of our commitment to safety and quality, we have voluntarily pursued and received certifications and classifications that are not generally held by other companies in our industry. Safety is an increasingly important consideration for oil and gas operators due to the environmental and regulatory sensitivity associated with offshore drilling and production activity. We believe that customers recognize our commitment to safety and that our strong reputation and performance history provide us with a competitive advantage.

Leading Presence in Core Target Markets.    Our 23 OSVs comprise the second largest fleet of technologically advanced, new generation OSVs qualified for work in the U.S. Gulf of Mexico. Currently, 19 of our 23 OSVs operate in that area. We also operate one of the largest fleets of tugs and tank barges for the transportation of petroleum products in Puerto Rico and believe that we are the fourth largest tank barge transporter of petroleum products in New York Harbor. We believe that having scale in our selected markets benefits our customers and provides us with operating efficiencies.

Successful Track Record of Vessel Construction and Acquisitions.    Our management has significant naval architecture, marine engineering and shipyard experience. We believe that our history of designing and constructing 17 new generation OSVs on time and on budget provides us with a competitive advantage in obtaining contracts for our vessels prior to their actual delivery. Our company has designed its operations and management systems in contemplation of additional growth through new vessel construction and acquisitions. To date, we have successfully completed and integrated four acquisitions involving 13 ocean-going tugs and 13 ocean-going tank barges, one acquisition of a coastwise tanker and two acquisitions involving six 220' new generation OSVs. Our financial results for 2003 reflect the operations of an average of 17.3 OSVs. We currently own and operate 23 OSVs, an increase of 32.9% over the 2003 average. We recently commenced construction of two double-hulled tank barges based on a proprietary design developed by our in-house engineering team.

Favorable OPA 90 Fleet Status.    Data provided by a U.S. Coast Guard report dated September 2001 indicates that 5.5 million barrels of single-hulled tank barge capacity would need to be retired by 2005 and an additional 3.5 million barrels by 2010, as mandated by OPA 90. According to the report, this represented, on a cumulative basis as of each such retirement date, 22% and 36%, respectively, of the total 24.9 million barrel single- and double-hulled tank barge capacity that existed in 2001. Because 10 of our 15 single-hulled tank barges are not required to be replaced or retrofitted with double hulls until 2015, we believe we have a competitive advantage over operators who have a higher percentage of single-hulled tank barges that must be retired or modified to add double hulls before 2010.

Experienced Management Team with Proven Track Record.    Our executive management team has an average of 20 years of domestic and international marine transportation industry-related experience. We believe that our team has successfully demonstrated its ability to grow our fleet through new construction and strategic acquisitions and to secure profitable contracts for our vessels in both favorable and unfavorable market conditions.

Our Strategy

Apply Existing and Develop New Technologies to Meet our Customers’ Vessel Needs.    Our new generation OSVs are designed to meet the higher capacity and performance needs of our clients’ increasingly more complex drilling and production programs. In addition, our proprietary double-hulled tank barges currently under construction are designed to maximize transit speed, improve cargo through-put rates and enhance crew safety features. We are committed to applying existing and developing new technologies to maintain a technologically advanced fleet that will enable us to continue to provide a high level of customer service and meet the developing needs of our customers for OSVs and ocean-going tugs and tank barges.

Expand Fleet Through Newbuilds and Strategic Acquisitions.    We plan to expand our fleet through construction of new vessels, including construction of new generation OSVs and double-hulled tank barges as market conditions warrant, retrofitting of certain vessels and through strategic acquisitions. We believe that acquisition opportunities are likely to arise as consolidation continues in our two industry segments. We intend to use our expertise and experience to evaluate and execute strategic acquisitions where the opportunity exists to expand our service offerings in our core markets and create or enhance long-term client relationships.

Pursue Optimal Mix of Long-Term and Short-Term Contracts.    We seek to balance our portfolio of customer contracts by entering into both long-term and short-term charters. Long-term charters, which contribute to higher utilization rates, provide us with more predictable cash flow. Most of our long-term charters contain annual dayrate escalation provisions. Short-term charters provide the opportunity to benefit from increasing dayrates in favorable market cycles. Currently, seven of our 23 OSVs operate under long-term charters. Substantially all of our tank barges operate under long-term contracts.

Build Upon Existing Customer Relationships.    We intend to build upon existing customer relationships by expanding the services we offer to those customers with diversified marine transportation needs. Many integrated oil and gas companies require OSVs to support their exploration and production activities and ocean-going tugs and tank barges to support their refining, trading and retail distribution activities. Moreover, many of our customers that conduct operations internationally have expressed interest in chartering our OSVs in such markets. For example, we are currently operating three OSVs in Trinidad & Tobago for a customer with whom we have a long-standing relationship in the U.S. Gulf of Mexico.

Optimize Tug and Tank Barge Operations.    Due to OPA 90 phase-out requirements of single-hulled barges, the total barrel-carrying capacity of existing tank vessels transporting petroleum products domestically is projected to decline from its current level without a commensurate increase in newbuildings and retrofittings. In addition, the energy industry is increasingly outsourcing its marine transportation requirements and focusing on safety and reliability as a key determinant in awarding new business. We believe that these trends will improve the balance of supply and demand, and result in improved tank barge utilization and dayrates.

Recent Developments

Reverse Stock Split.    On March 5, 2004, we affected a 1-for-2.5 reverse stock split of our common stock that caused the number of our outstanding shares to decrease from 36.3 million to 14.5 million. For all periods, the share amounts and per share data reflected throughout this prospectus have been adjusted to give effect to the reverse stock split.

Amendment to Revolving Credit Facility.    On February 13, 2004, we amended and restated our revolving credit facility primarily to extend its maturity from December 31, 2004 to February 13, 2009 and to increase its nominal size from $60 million to $100 million. Our current borrowing base under the facility remains unchanged at $60 million. The maturity of this facility will automatically accelerate to March 31, 2008, if by that date we have not redeemed our senior notes or refinanced them with debt having a maturity later than July 31, 2009.

Double-Hulled Tank Barge Newbuild Program.    In November 2003, we commenced our fourth new vessel construction program, the first such program for our tug and tank barge segment. We contracted with shipyards for the construction of two double-hulled tank barges and are currently evaluating our plans with respect to the construction or retrofit of a third tank barge. We expect to take delivery of the two tank barges currently under construction in December 2004. These two vessels are based on a proprietary design developed by our in-house engineering team. We also secured fixed-price options from one of the shipyards to construct up to three additional double-hulled tank barges for delivery after 2004. The primary purpose of our tank barge newbuild and retrofit program is to address our need to replace three of our existing single-hulled tank barges that are required under OPA 90 to be retired from service prior to January 1, 2005. We expect to incur construction and retrofit costs of up to $42 million for the first three tank barges before allocation of construction period interest. We expect to fund these costs with current cash on hand, projected cash flow from operations and available borrowing capacity.

Expansion of Our OSV Fleet.    During 2003, we delivered three newly constructed 240 ED class OSVs, the HOS Bluewater, HOS Gemstone and HOS Greystone, one in each of the first three quarters. These three vessels were delivered ahead of schedule and on budget. On June 26, 2003, we completed the acquisition of five 220' new generation OSVs from Candy Marine Investment Corporation, an affiliate of Candy Fleet Corporation, or Candy Fleet. Following the completion in July of a private placement of our common stock and satisfaction of certain other conditions, on August 6, 2003, we acquired an additional 220' new generation OSV from Candy Fleet. These six vessels complement our proprietary OSV fleet and have allowed us to expand our service offerings to clients, particularly those drilling wells on the Continental Shelf. In early 2004, we took delivery of the HOS Silverstar, our fourth 240 ED class OSV. The HOS Silverstar commenced service on March 3, 2004 as it was mobilized to Trinidad & Tobago.

International Expansion    In August 2002, we deployed two OSVs to commence service in Trinidad & Tobago. On May 10, 2003, we mobilized a third vessel for service offshore Trinidad & Tobago. On July 11, 2003, we commenced operations with one of our OSVs providing services to PEMEX offshore Mexico. All of these vessels retain their U.S.-flag status and are eligible to return to coastwise service under the Jones Act in the U.S. Gulf of Mexico. In our efforts to take advantage of our vessels’ capabilities to meet global drilling trends in the energy industry, we continue to explore opportunities in these and other select international markets.

We were formed as a Delaware corporation in 1997. Our principal executive offices are located at 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433, and our telephone number is (985) 727-2000. Our website address is http://www.hornbeckoffshore.com.

The Offering

The following information assumes that the underwriters will not purchase additional shares of common stock from us in this offering to cover over-allotments. Please read “Underwriting.”

Common stock offered by us	6,000,000 shares

Common stock to be outstanding immediately after this offering	20,527,814 shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $77.0 million, after deducting our estimated underwriting discounts and commissions and our estimated offering expenses. We plan to use the proceeds to fund a portion of the cost of the construction of ocean-going, double-hulled tank barges, the retrofit of certain existing vessels, possible future acquisitions or additional new vessel construction, and for general corporate purposes. We do not currently have any agreements or understandings with respect to any acquisition targets. Pending these uses, we may repay debt under our revolving credit facility, which can be reborrowed.

Proposed ticker symbol	“HOS”

The number of shares of common stock to be outstanding immediately after this offering listed above does not take into account 1,280,044 shares of our common stock issuable upon exercise of options previously granted to employees and non-employee directors and 2,168,956 additional shares of our common stock that have been authorized and reserved for issuance under our incentive compensation plan.

Unless specifically indicated otherwise or unless the context otherwise requires, the information in this prospectus (1) gives effect to a 1-for-2.5 reverse stock split of our common stock that occurred on March 5, 2004; and (2) assumes no exercise of the underwriters’ over-allotment option.

Risk Factors

See “Risk Factors” beginning on page 10 for a discussion of certain factors you should consider before investing in our common stock.

Summary Financial Information

(In thousands, except per share and operating data)

The following table presents summary financial information regarding our company, which should be read in conjunction with, and is qualified in its entirety by reference to, our historical consolidated financial statements, the notes to those statements, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The summary financial information set forth below as of and for the years ended December 31, 2001, 2002 and 2003 has been derived from our audited consolidated financial statements.

	Year Ended December 31,
	2001	2002	2003
Statement of Operations Data:
Revenues	$68,791	$92,585	$110,813
Operating expenses	32,805	48,633	64,395
General and administrative expenses	8,039	9,681	10,731
Operating income	27,947	34,271	35,687
Interest income	1,455	667	178
Interest expense	16,646	16,207	18,523
Other income(1)	—	55	706
Income before income taxes	12,756	18,786	18,048
Income tax expense	5,737	7,139	6,858
Net income	7,019	11,647	11,190

Per Share Data:
Basic net income	$0.68	$0.96	$0.84
Diluted net income	$0.67	$0.94	$0.82
Weighted-average basic shares outstanding	10,265	12,098	13,397
Weighted-average diluted shares outstanding	10,514	12,428	13,604

Balance Sheet Data (at period end):
Cash and cash equivalents	$53,203	$22,228	$12,899
Property, plant and equipment, net	180,781	226,232	316,715
Total assets	258,817	278,290	365,242
Total long-term debt(2)	171,976	172,306	212,677
Total stockholders’ equity	59,866	71,876	112,395

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$33,345	$24,955	$25,499
Investing activities	(88,328)	(55,771)	(98,166)
Financing activities	75,198	(159)	63,322

Other Financial Data (unaudited):
EBITDA(3)	$37,072	$47,289	$54,161

Other Operating Data (unaudited):
Offshore Supply Vessels:
Average number(4)	7.8	11.0	17.3
Average utilization rate(5)	99.1%	94.9%	88.6%
Average dayrate(6)	$11,872	$12,176	$10,940
Tugs and Tank Barges:
Average number of tank barges(7)	12.3	16.0	15.9
Average fleet capacity (barrels)(7)	847,780	1,130,727	1,145,064
Average barge size (barrels)(7)	68,109	70,670	72,082
Average utilization rate(5)	84.4%	78.1%	73.6%
Average dayrate(8)	$8,944	$9,499	$10,971

(1)	Represents other operating income and expenses, including gains (or losses) on disposition of assets and equity in income from investments.
(2)	Excludes original issue discount associated with our 10 5/8% senior notes in the amount of $3,024, $2,694, and $2,323 as of December 31, 2001, 2002 and 2003, respectively. The amount as of December 31, 2003 includes $40,000 outstanding under our long-term, revolving credit facility.
(3)	See our discussion of EBITDA as a non-GAAP financial measure immediately following these footnotes.
(4)	We owned 22 OSVs at December 31, 2003. We took delivery of a newly constructed OSV on January 21, 2004.
(5)	Utilization rates are average rates based on a 365-day year. Vessels are considered utilized when they are generating revenues.
(6)	Average dayrates represent average revenue per day, which includes charter hire and brokerage revenue, based on the number of days during the period that the OSVs generated revenue.
(7)	The averages for the year ended December 31, 2003 give effect to our sale of the Energy 5502 on January 28, 2003 and our acquisition of the Energy 8001 on February 28, 2003. As of December 31, 2003, our tank barge fleet consisted of 16 vessels.
(8)	Average dayrates represent average revenue per day, including time charters, brokerage revenue, revenues generated on a per-barrel-transported basis, demurrage, shipdocking and fuel surcharge revenue, based on the number of days during the period that the tank barges generated revenue. For purposes of brokerage arrangements, this calculation excludes that portion of revenue that is equal to the cost of in-chartering third-party equipment paid by customers.

Reconciliation of EBITDA to Net Income

EBITDA consists of earnings (net income) before interest expense, income tax expense, depreciation and amortization. This term, as we define it, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States, or GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.

We believe EBITDA is useful to an equity investor in evaluating our operating performance because:

•	it is widely used by investors in our industry to measure a company’s operating performance without regard to items such as interest expense, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•	it helps investors more meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure (primarily interest charges from our outstanding debt) and asset base (primarily depreciation and amortization of our vessels) from our operating results.

Our management uses EBITDA:

•	as a measure of operating performance because it assists us in comparing our performance on a consistent basis as it removes the impact of our capital structure and asset base from our operating results;

•	in presentations to our board of directors to enable them to have the same consistent measurement basis of operating performance used by management;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	as a basis for incentive cash bonuses paid to our executive officers and other shore-based employees;

•	to assess compliance with financial ratios and covenants included in our revolving credit facility and the indenture governing our senior notes; and

•	in communications with lenders, senior note holders, rating agencies and others, concerning our financial performance.

In March 2003, the Commission adopted rules regulating the use of non-GAAP financial measures, such as EBITDA, in filings with the Commission, disclosures and press releases. These rules require non-GAAP financial measures to be presented with and reconciled to the most nearly comparable financial measure calculated and presented in accordance with GAAP. The following table reconciles EBITDA with our net income:

	Year Ended December 31,
	2001	2002	2003
Net income	$7,019	$11,647	$11,190
Interest expense:
Debt obligations(1)	13,694	16,207	18,523
Put warrants(2)	2,952	—	—
Income tax expense	5,737	7,139	6,858
Depreciation and amortization	7,670	12,296	17,590

EBITDA	$37,072	$47,289	$54,161

(1)	Interest expense from debt obligations includes a loss of $3,029 incurred during 2001 resulting from the early extinguishment of debt. The loss relates to the write-off of deferred financing costs upon the refinancing of all our debt through the issuance of our 10 5/8% senior notes in July 2001.
(2)	Interest expense from put warrants represents an adjustment to the estimated fair value of the put warrants. According to the Emerging Issues Task Force, or EITF, Issue 88-9, as supplemented by EITF Issue 00-19, which we have adopted, we are required to account for warrants that contain put options at their estimated fair value with the changes reported as interest expense. We repurchased and terminated all of the warrants for $14,500 in October 2001.

RISK FACTORS

In considering whether to invest in our common stock, you should carefully read and consider the risks described below, together with all of the information we have included in this prospectus.

Risks Relating to our Business

Demand for our OSV services substantially depends on the level of activity in offshore oil and gas exploration, development and production.

The level of offshore oil and gas exploration, development and production activity has historically been volatile and is likely to continue to be so in the future. The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors that are beyond our control, including:

•	prevailing oil and natural gas prices and expectations about future prices and price volatility;

•	the cost of offshore exploration for, and production and transportation of, oil and natural gas;

•	worldwide demand for oil and natural gas;

•	consolidation of oil and gas and oil service companies operating offshore;

•	availability and rate of discovery of new oil and natural gas reserves in offshore areas;

•	local and international political and economic conditions and policies;

•	technological advances affecting energy production and consumption;

•	weather conditions;

•	environmental regulation; and

•	the ability of oil and gas companies to generate or otherwise obtain funds for exploration and production.

We expect levels of oil and gas exploration, development and production activity to continue to be volatile and affect the demand for our OSVs.

A prolonged, material downturn in oil and natural gas prices is likely to cause a substantial decline in expenditures for exploration, development and production activity, which would likely result in a corresponding decline in the demand for OSVs and thus decrease the utilization and dayrates of our OSVs. Such decreases could have a material adverse effect on our financial condition and results of operations. Moreover, increases in oil and natural gas prices and higher levels of expenditure by oil and gas companies for exploration, development and production may not result in increased demand for our OSVs.

The current downturn in offshore drilling activity in the U.S. Gulf of Mexico has resulted in an industry-wide decrease in the demand for OSV services and lower dayrates.

Increases in the supply of new generation OSVs could decrease dayrates.

Certain of our competitors have announced plans to construct 21 new U.S.-flagged OSVs and seven foreign-flagged OSVs. A remobilization to the U.S. Gulf of Mexico of U.S.-flagged OSVs operating in other regions or a repeal or significant modification of the Jones Act or the administrative erosion of its benefits, permitting OSVs that are either foreign-flagged, foreign-built, foreign-owned or foreign-operated to engage in the U.S. coastwise trade, would also result in an increase in capacity. Any increase in the supply of OSVs, whether through new construction, refurbishment or conversion of vessels from other uses, remobilization or changes in law or its application, could not only increase competition for charters and lower dayrates, which would adversely affect our revenues and profitability, but could also worsen the impact of any downturn in oil and natural gas prices on our results of operations and financial condition.

Intense competition in our industry could reduce our profitability and market share.

Contracts for our OSVs and tank barges are generally awarded on an intensely competitive basis. The most important factors determining whether a contract will be awarded include:

•	quality and capability of the vessels;

•	ability to meet the customer’s schedule;

•	safety record;

•	reputation;

•	price; and

•	experience.

Some of our competitors, including diversified multinational companies in the OSV segment, have substantially greater financial resources and larger operating staffs than we do. They may be better able to compete in making vessels available more quickly and efficiently, meeting the customer’s schedule and withstanding the effect of declines in dayrates and utilization rates. They may also be better able to weather a downturn in the oil and gas industry. As a result, we could lose customers and market share to these competitors.

The failure to successfully complete construction of our vessels on schedule and on budget and to utilize those and the other vessels in our fleet at profitable levels could adversely affect our financial condition and results of operations.

We have two double-hulled, ocean-going tank barges under construction. We also plan to construct new generation OSVs and additional double-hulled tank barges as market conditions warrant. Our construction projects are subject to the risks of delay and cost overruns inherent in any large construction project, including shortages of equipment, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, inability to obtain necessary certifications and approvals and shortages of materials or skilled labor. Significant delays could have a material adverse effect on anticipated contract commitments with respect to vessels under construction, while significant cost overruns or delays in general could adversely affect our financial condition and results of operations. Moreover, customer demand for vessels currently under construction may not be as strong as we presently anticipate, and our inability to obtain contracts on anticipated terms or at all may have a material adverse effect on our revenues and profitability. In addition, our OSVs are typically chartered or hired to provide services to a specified drilling rig. A delay in the availability of the drilling rig to our customer may have an adverse impact on our utilization of the contracted vessel and thus on our financial condition and results of operations.

If we are unable to acquire additional vessels or businesses and successfully integrate them into our operations, our ability to grow may be limited.

We regularly consider possible acquisitions of single vessels, vessel fleets and businesses that complement our existing operations. We can give no assurance that we will be able to identify desirable acquisition candidates or that we will be successful in entering into definitive agreements on satisfactory terms. Even if we consummate an acquisition, we may be unable to integrate it into our existing operations successfully or realize the anticipated benefits of the acquisition. The process of integrating acquired operations into our own may result in unforeseen operating difficulties, may require significant management attention and financial resources.

Revenues from our tug and tank barge business could be adversely affected by a decline in demand for domestic refined petroleum products and crude oil or a change in existing methods of delivery in response to insufficient availability of tug and tank barge services and other conditions.

A reduction in domestic consumption of refined petroleum products or crude oil may adversely affect the revenues of our tug and tank barge business and, therefore, our financial condition and results of operation. Weather conditions also affect demand for our tug and tank barge services. For example, a mild winter may reduce demand for heating oil in the northeastern United States.

Moreover, alternative methods of delivery of refined petroleum products or crude oil may develop as a result of insufficient availability of tug and tank barge services, the cost of compliance with environmental regulations or increased liabilities connected with the transportation of refined petroleum products and crude oil. For example, long-haul transportation of refined petroleum products and crude oil is generally less costly by pipeline than by tank barge. While there are significant impediments to building new pipelines, such as high capital costs and environmental concerns, entities may propose new pipeline construction to meet demand for petroleum products. To the extent new pipeline segments are built or existing pipelines converted to carry petroleum products, such activity could have an adverse effect on our ability to compete in particular markets.

The loss of our contract of affreightment with Amerada Hess Corporation or the early termination of contracts on our OSVs could have an adverse effect on our operations.

The revenues we derived from our long-term contract of affreightment with Amerada Hess for the year ended December 31, 2003, constituted more than 10% of our total revenues for such period. Under the terms of the contract of affreightment, we are required to meet certain performance criteria and, if we fail to meet such criteria, Amerada Hess would be entitled to terminate the contract. Should we fail to fulfill our performance obligations under the contract of affreightment, and Amerada Hess terminates the contract, it would adversely affect our financial condition and results of operations. Our contract of affreightment provides for minimum annual cargo volume to be transported and allows Amerada Hess to reduce its minimum commitment, subject to a significant adjustment penalty. Most of the long-term contracts for our OSVs contain early termination options in favor of the customer; however, some have substantial early termination penalties designed to discourage the customers from exercising such options. We cannot assure that our customers would not choose to exercise their termination rights in spite of such penalties. Any such early termination could adversely affect our financial condition and results of operations.

We are subject to complex laws and regulations, including environmental regulations, that can adversely affect the cost, manner or feasibility of doing business.

Increasingly stringent federal, state, local and foreign laws and regulations governing worker health and safety and the manning, construction and operation of vessels significantly affect our operations. Many aspects of the marine industry are subject to extensive governmental regulation by the United States Coast Guard, the National Transportation Safety Board and the United States Customs Service, and their foreign equivalents, and to regulation by private industry organizations such as the American Bureau of Shipping. The Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards, while the Customs Service is authorized to inspect vessels at will. Our operations are also subject to federal, state, local and international laws and regulations that control the discharge of pollutants into the environment or otherwise relate to environmental protection. Compliance with such laws, regulations and standards may require installation of costly equipment or operational changes. Failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions, imposition of remedial obligations or the suspension or termination of our operations. Some environmental laws impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others, including charterers. Moreover, these laws and regulations could change in ways that substantially increase our costs. Any changes in laws, regulations or standards that would impose additional requirements or restrictions could adversely affect our financial condition and results of operations.

We are also subject to the Merchant Marine Act of 1936, which provides that, upon proclamation by the President of a national emergency or a threat to the security of the national defense, the Secretary of Transportation may requisition or purchase any vessel or other watercraft owned by United States citizens (which includes United States corporations), including vessels under construction in the United States. If one of our OSVs, tugs or tank barges were purchased or requisitioned by the federal government under this law, we would be entitled to be paid the fair market value of the vessel in the case of a purchase or, in the case of a requisition, the fair market value of charter hire. However, if one of our tugs is requisitioned or purchased and its associated tank barge is left idle, we would not be entitled to receive any compensation for the lost revenues resulting from the idled barge. We would also not be entitled to be compensated for any consequential damages we suffer as a result of the requisition or purchase of any of our OSVs, tugs or tank barges. The purchase or the requisition for an extended period of time of one or more of our OSVs, tugs or tank barges could adversely affect our results of operations and financial condition.

Finally, we are subject to the Merchant Marine Act of 1920, commonly referred to as the Jones Act. The Jones Act requires that vessels engaged in coastwise trade to carry cargo between U.S. ports be registered under the laws of the United States and be owned and operated by U.S. citizens. To ensure that we are determined to be a U.S. citizen as defined under these laws, our certificate of incorporation contains certain restrictions on the ownership of our capital stock by non-U.S. citizens and establishes certain mechanisms to maintain compliance with these laws. If we are determined at any time not to be in compliance with these citizenship requirements, our vessels would become ineligible to engage in the coastwise trade in U.S. domestic waters, and our business and operating results would be adversely affected. Recently, the Jones Act provisions restricting coastwise trade have been challenged by interests seeking to facilitate foreign competition for trade reserved for U.S. registered vessels, owned and operated by U.S. citizens. To the extent such efforts are successful and permit foreign competition, such competition could have a material adverse effect on domestic companies in the offshore service vessel industry and on our financial condition and results of operations.

Our business involves many operating risks that may disrupt our business or otherwise result in substantial losses, and insurance may be unavailable or inadequate to protect us against these risks.

Tugs, tank barges, tankers and OSVs are subject to operating risks such as catastrophic marine disaster, adverse weather and sea conditions, mechanical failure, collisions, oil and hazardous substance spills, navigation errors, acts of God, war and terrorism. The occurrence of any of these events may result in damage to or loss of our vessels and their tow or cargo or other property and injury to passengers and personnel. If any of these events were to occur, we could be exposed to liability for resulting damages. Affected vessels may also be removed from service and thus be unavailable for income-generating activity. While we believe our insurance coverage is at adequate levels and insures us against risks that are customary in the industry, we may be unable to renew such coverage in the future at commercially reasonable rates. Moreover, existing or future coverage may not be sufficient to cover claims that may arise.

Our expansion into international markets subjects us to risks inherent in conducting business internationally.

Over the past 20 months we have derived an increasing portion of our revenues from foreign sources. We therefore face risks inherent in conducting business internationally, such as legal and governmental regulatory requirements, potential vessel seizure or nationalization of assets, import-export quotas or other trade barriers, difficulties in collecting accounts receivable and longer collection periods, political and economic instability, adverse tax consequences, difficulties and costs of staffing international operations, currency exchange rate fluctuations and language and cultural differences. All of these risks are beyond our control. We cannot predict the nature and the likelihood of any such events. If such an event should occur, however, it could have a material adverse effect on our financial condition and results of operations.

Future results of operations depend on the long-term financial stability of our customers.

Many of the contracts we enter into for our vessels are full utilization contracts with initial terms ranging from one to five years. We enter into these long-term contracts with our customers based on a credit assessment at the time of execution. Our financial condition in any period may therefore depend on the long-term stability and creditworthiness of our customers. We can provide no assurance that our customers will fulfill their obligations under our long-term contracts and the insolvency or other failure of a customer to fulfill its obligations under such contract could adversely affect our financial condition and results of operations.

We may be unable to attract and retain qualified, skilled employees necessary to operate our business.

Our success depends in large part on our ability to attract and retain highly skilled and qualified personnel. Our inability to hire, train and retain a sufficient number of qualified employees could impair our ability to manage and maintain our business.

We require skilled employees who can perform physically demanding work. As a result of the volatility of the oil and gas industry and the demanding nature of the work, potential employees may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with ours. With a reduced pool of workers, it is possible that we will have to raise wage rates to attract workers from other fields and to retain our current employees. If we are not able to increase our service rates to our customers to compensate for wage-rate increases, our financial condition and results of operations may be adversely affected.

Our employees are covered by federal laws that may subject us to job-related claims in addition to those provided by state laws.

Some of our employees are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws preempt state workers’ compensation laws and permit these employees and their representatives to pursue actions against employers for job-related incidents in federal courts. Because we are not generally protected by the limits imposed by state workers’ compensation statutes, we may have greater exposure for any claims made by these employees.

Our success depends on key members of our management, the loss of whom could disrupt our business operations.

We depend to a large extent on the efforts and continued employment of our executive officers and key management personnel. We do not maintain key-man insurance. The loss of services of one or more of our executive officers or key management personnel could have a negative impact on our financial condition and results of operations.

Restrictions contained in the indenture governing our 10 5/8% senior notes and in the agreement governing our revolving credit facility may limit our ability to obtain additional financing, to pursue other business opportunities and to pay dividends.

Covenants contained in the indenture governing our 10 5/8% senior notes and in the agreement governing our revolving credit facility require us to meet certain financial tests, which may limit or otherwise restrict:

•	our flexibility in operating, planning for, and reacting to changes, in our business;

•	our ability to dispose of assets, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities;

•	our ability to obtain additional financing for working capital, capital expenditures, including our newbuild programs, acquisitions, general corporate and other purposes; and

•	our ability to pay dividends, should we choose to do so in the future.

Risks Relating to this Offering

Our management and directors will beneficially own, control or have substantial influence over a significant amount of common stock, giving them a controlling influence over corporate transactions and other matters. Their interests may conflict with yours, and the concentration of ownership of our common stock by such stockholders will limit the influence of public stockholders.

Upon completion of this offering, our management, directors and their respective affiliates, will beneficially own, control or have substantial influence over approximately 62.2% of our outstanding common stock, and approximately 59.6% if the underwriters exercise their over-allotment option in full. If these stockholders voted together as a group, they would have the ability to exert significant influence over our board of directors and its policies. These stockholders would, acting together, be able to control or substantially influence the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, a merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.

Our stock price may fluctuate significantly following this offering, and you could lose all or a part of your investment as a result.

Prior to this offering there has been no public market for our common stock, and we cannot predict the extent to which investor interest in us will lead to the development or maintenance of an active trading market. You may not be able to resell your shares at or above the initial public offering price, which will be determined through negotiations among us and the underwriters and may not be indicative of prices that will prevail in the public trading market. The trading price of our common stock, and the price at which we may sell securities in the future, could be subject to significant fluctuations in response to:

•	government regulations;

•	the prices of oil and gas;

•	our operating results;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	news announcements regarding the oil and gas or related industries in general, our customers, our competitors or us; or

•	other factors beyond our control.

The realization of any of the risks described in this section could cause the market price of our common stock to decline significantly.

Investors in this offering will suffer immediate and substantial dilution and are subject to potential future dilution.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of the common stock outstanding immediately after this offering. Therefore, if you purchase shares in this offering, you will incur immediate and substantial dilution based on net tangible book value per share. You will incur further dilution if outstanding options to purchase common stock are exercised. In addition, our certificate of incorporation allows us to issue significant numbers of additional shares. Any such issuance may significantly reduce your proportionate interest in our stock. See “Dilution.”

Future sales of our common stock could adversely affect its market price.

Following this offering, we will have a large number of shares of common stock outstanding and available for resale beginning at various points in time in the future. Sales of a substantial number of shares of our common stock in the public market after this offering, or the possibility that these sales may occur, could cause the market price for our common stock to decline. These sales, or the possibility that these sales may occur, could also make it more difficult for us to sell our common stock or other equity securities in the future at a time and at a price that we deem appropriate. Our directors, executive officers and principal stockholders, who collectively will hold a total of 12,348,703 shares of common stock before the completion of this offering, have agreed not to dispose of any shares of common stock, subject to limited exceptions, for a period of 180 days after the date of this prospectus, without the consent of the underwriters. See “Shares Eligible for Future Sale.”

Provisions of our certificate of incorporation, bylaws, stockholder rights plan and Delaware law could deter takeover attempts.

Our certificate of incorporation and bylaws, Delaware corporations law, and our stockholder rights plan contain provisions that could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $77.0 million from the sale of 6,000,000 shares in this offering, after deducting our estimated underwriting discounts and commissions and our estimated offering expenses. If the underwriter’s over-allotment option is exercised in full, we estimate that we will receive an additional $11.7 million. We intend to use the proceeds of this offering to fund a portion of the costs of the construction of ocean-going, double-hulled tank barges, the retrofit of certain existing vessels, possible future acquisitions or additional new vessel construction, and for general corporate purposes. We do not currently have any agreements or understandings with respect to any acquisition targets. Pending these uses, we may repay debt under our revolving credit facility, which can be reborrowed.

DIVIDEND POLICY

We currently intend to retain any future earnings to finance the growth, development and expansion of our business. Accordingly, we do not intend to declare or pay any dividends on our common stock for the foreseeable future. The declaration, payment and amount of future dividends, if any, will be at the sole discretion of our board of directors after taking into account various factors, including our financial condition, results of operations, cash flow from operations, current and anticipated capital requirements and expansion plans, the income tax laws then in effect and the requirements of Delaware law. In addition, the indenture governing our 10 5/8% senior notes and the agreement governing our revolving credit facility include restrictions on our ability to pay cash dividends without meeting certain financial ratios and obtaining the consent of the lenders.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2003:

•	on a historical basis; and

•	on a pro forma basis to reflect the sale of 6,000,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, after deducting $7.0 million for estimated underwriting discounts and commissions and estimated offering expenses.

The information in this table is unaudited. This table should be read in conjunction with our historical consolidated financial statements and the notes to those statements included in this prospectus.

	As of December 31, 2003
	Actual	Pro Forma
	(In thousands)

Cash and cash equivalents	$12,899	$49,899

Long-term credit obligations:
Revolving credit facility	$40,000	$—
10 5/8% senior notes due 2008 (net of original issue discount of $2,323)	172,677	172,677

Total long-term credit obligations	212,677	172,677

Stockholders’ equity:
Preferred stock, $0.01 par value, 5,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value, 100,000 shares authorized, 14,528 and 20,528 issued and outstanding, historical and on a pro forma basis, respectively	145	205
Additional paid-in capital	90,351	167,291
Retained earnings	21,883	21,883
Accumulated other comprehensive income	16	16

Total stockholders’ equity	112,395	189,395

Total capitalization	$325,072	$362,072

The information set forth above does not include 925,244 shares of our common stock issuable as of December 31, 2003, upon exercise of options previously granted to employees and non-employee directors at a weighted average price of $7.45 and 2,523,756 additional shares of our common stock reserved as of December 31, 2003, for grants and awards under our Incentive Compensation Plan, and also assumes that the underwriters do not purchase additional shares of common stock from us in this offering to cover over-allotments.

DILUTION

Our net tangible book value as of December 31, 2003, was approximately $109.8 million, or $7.56 per share. Net tangible book value per share represents our tangible net worth (tangible assets less total liabilities) divided by the total number of outstanding shares of our common stock. Dilution in net tangible book value per share represents the difference between the amount per share that investors will pay in this offering and the net tangible book value per share immediately afterwards.

After giving effect to the receipt of $77.0 million of estimated net proceeds from the sale of          shares of our common stock in this offering at an assumed price of $14.00 per share after deducting our estimated underwriting discounts and commissions and our estimated expenses of this offering, our adjusted net tangible book value as of December 31, 2003 would have been $186.8 million or $9.10 per share. This represents an immediate increase in our net tangible book value of $1.54 per share to existing shareholders and an immediate dilution of $4.90 per share to new investors purchasing our common stock in this offering. The following table illustrates this per share dilution to new investors purchasing our common stock in this offering:

Assumed public offering price per share		$14.00

Net tangible book value per share as of December 31, 2003	$7.56
Increase per share attributable to new investors	1.54

Adjusted net tangible book value per share after this offering		9.10

Dilution per share to new investors		$4.90

The table above also assumes no issuance of shares under options outstanding as of December 31, 2003. Upon completion of this offering, 1,280,044 shares of our common stock will be issuable upon the exercise of options granted under our Incentive Compensation Plan at exercise prices ranging from $4.63 to $13.83 per share. Of these shares, 730,444 will be issuable under options that will be exercisable upon completion of this offering, with the remaining 549,600 becoming issuable at various intervals in the future based on remaining option vesting schedules. Please read “Management—Option Grants” and “Principal Stockholders” for more information regarding outstanding options to purchase our common stock. If the 730,444 shares subject to options that will be exercisable upon completion of this offering were included in the above calculations, the dilution per share to new investors would be $4.90, and if all 1,280,044 shares subject to options outstanding upon completion of this offering were included in the above calculations, the dilution per share to new investors would be $4.80.

The following table illustrates, on an as adjusted basis as of December 31, 2003, the difference between the number of shares of common stock purchased from us, the total cash consideration paid to us net of expenses and the average price paid by existing shareholders and by the new investors purchasing shares of common stock in this offering, after deduction of estimated underwriting discounts and commissions and estimated expenses of this offering payable by us (in thousands).

	Shares Purchased		Total Cash Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	14,528	71%	$90,496	54%	$6.23
New investors	6,000	29	77,000	46	12.83

Total	20,528	100%	$167,496	100%	8.16

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

(In thousands, except per share and operating data)

Our selected historical consolidated financial information as of and for the periods ended December 31, 1999, 2000, 2001, 2002 and 2003 was derived from our audited historical consolidated financial statements. The data should be read in conjunction with and is qualified in its entirety by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization” and our historical consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

	Year Ended December 31,
	1999	2000	2001	2002	2003
Statement of Operations Data:
Revenues	$25,723	$36,102	$68,791	$92,585	$110,813
Operating expenses	17,125	20,687	32,805	48,633	64,395
General and administrative expenses	2,617	3,078	8,039	9,681	10,731
Operating income	5,981	12,337	27,947	34,271	35,687
Interest income	170	305	1,455	667	178
Interest expense	7,524	15,478	16,646	16,207	18,523
Other income (expense)(1)	(20)	(138)	—	55	706
Income (loss) before income taxes	(1,393)	(2,974)	12,756	18,786	18,048
Income tax expense	(341)	(1,550)	(5,737)	(7,139)	(6,858)
Net income (loss)(2)(3)	(1,734)	(4,524)	7,019	11,647	11,190

Per Share Data:
Basic net income (loss)(3)	$(0.38)	$(0.90)	$0.68	$0.96	$0.84
Diluted net income (loss)(3)	$(0.38)	$(0.90)	$0.67	$0.94	$0.82
Weighted average basic shares outstanding	4,547	5,038	10,265	12,098	13,397
Weighted average diluted shares outstanding	4,547	5,038	10,514	12,428	13,604

Balance Sheet Data (at period end):
Cash and cash equivalents	$6,144	$32,988	$53,203	$22,228	$12,899
Working capital	(2,429)	29,524	48,516	22,265	17,698
Property, plant and equipment, net	85,700	98,935	180,781	226,232	316,715
Total assets	103,486	147,148	258,817	278,290	365,242
Total long-term debt(4)	79,076	82,557	171,976	172,306	212,677
Total stockholders’ equity	9,194	38,197	59,866	71,876	112,395

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$1,915	$5,741	$33,345	$24,955	$25,499
Investing activities	(42,313)	(15,324)	(88,328)	(55,771)	(98,166)
Financing activities	43,359	36,427	75,198	(159)	63,322

Other Financial Data (unaudited):
EBITDA(5)	$9,263	$17,667	$37,072	$47,289	$54,161

Other Operating Data (unaudited):
Offshore Supply Vessels:
Average number(6)	4.1	6.8	7.8	11.0	17.3
Average utilization rate(7)	93.1%	93.4%	99.1%	94.9%	88.6%
Average dayrate(8)	$6,724	$8,435	$11,872	$12,176	$10,940
Tugs and Tank Barges:
Average number of tank barges(9)	7.1	7.0	12.3	16.0	15.9
Average fleet capacity (barrels)(9)	434,861	451,655	847,780	1,130,727	1,145,064
Average barge size (barrels)(9)	61,464	64,522	68,109	70,670	72,082
Average utilization rate(7)	73.9%	71.4%	84.4%	78.1%	73.6%
Average dayrate(10)	$8,482	$8,982	$8,944	$9,499	$10,971

(1)	Represents other operating income and expenses, including gains (or loses) on disposition of assets and equity in income from investments.
(2)	Includes goodwill amortization of $126 for each of the three years in the period ended December 31, 2001. Effective January 1, 2002, SFAS No. 142 “Goodwill and Other Intangible Assets” required that goodwill and other indefinite-lived assets no longer be amortized, but instead be reviewed for impairment annually or more frequently if circumstances indicate potential impairment. Net income (loss) would have been $(1,608), $(4,398) and $7,145 for the years ended December 31, 1999, 2000 and 2001, respectively, if SFAS 142 had been in effect on January 1, 1999.
(3)	Excludes a net write-off of $108 ($0.02 basic and diluted per share of common stock) related to a cumulative effect of change in accounting principle for start-up costs in 1999.
(4)	Excludes original issue discount associated with our 10 5/8% senior notes in the amount of $3,024, $2,694, and $2,323 as of December 31, 2001, 2002 and 2003, respectively. The amount as of December 31, 2003 includes $40,000 outstanding under our long-term, revolving credit facility.
(5)	See our discussion of EBITDA as a non-GAAP financial measure immediately following these footnotes.
(6)	We owned 22 OSVs at December 31, 2003. We took delivery of a newly constructed OSV on January 21, 2004.
(7)	Utilization rates are average rates based on a 365-day year. Vessels are considered utilized when they are generating revenues.
(8)	Average dayrates represent average revenue per day, which includes charter hire and brokerage revenue, based on the number of days during the period that the OSVs generated revenue.
(9)	The averages for the year ended December 31, 2003 give effect to our sale of the Energy 5502 on January 28, 2003 and our acquisition of the Energy 8001 on February 28, 2003. As of December 31, 2003, our tank barge fleet consisted of 16 vessels.
(10)	Average dayrates represent average revenue per day, including time charters, brokerage revenue, revenues generated on a per-barrel-transported basis, demurrage, shipdocking and fuel surcharge revenue, based on the number of days during the period that the tank barges generated revenue. For purposes of brokerage arrangements, this calculation excludes that portion of revenue that is equal to the cost of in-chartering third-party equipment paid by customers.

Reconciliation of EBITDA to Net Income

EBITDA consists of earnings (net income) before interest expense, income tax expense, depreciation and amortization. This term, as we define it, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States, or GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.

We believe EBITDA is useful to an equity investor in evaluating our operating performance because:

•	it is widely used by investors in our industry to measure a company’s operating performance without regard to items such as interest expense, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•	it helps investors more meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure (primarily interest charges from our outstanding debt) and asset base (primarily depreciation and amortization of our vessels) from our operating results.

Our management uses EBITDA:

•	as a measure of operating performance because it assists us in comparing our performance on a consistent basis as it removes the impact of our capital structure and asset base from our operating results;

•	in presentations to our board of directors to enable them to have the same consistent measurement basis of operating performance used by management;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	as a basis for incentive cash bonuses paid to our executive officers and other shore-based employees;

•	to assess compliance with financial ratios and covenants included in our revolving credit facility and the indenture governing our senior notes; and

•	in communications with lenders, senior note holders, rating agencies and others, concerning our financial performance.

In March 2003, the Commission adopted rules regulating the use of non-GAAP financial measures, such as EBITDA, in filings with the Commission, disclosures and press releases. These rules require non-GAAP financial measures to be presented with and reconciled to the most nearly comparable financial measure calculated and presented in accordance with GAAP. The following table reconciles EBITDA with our net income (loss):

	Year Ended December 31,
	1999	2000	2001	2002	2003
Net income (loss)	$(1,734)	$(4,524)	$7,019	$11,647	$11,190
Interest expense:
Debt obligations(1)	5,262	8,216	13,694	16,207	18,523
Put warrants(2)	2,262	7,262	2,952	—	—
Income tax expense	341	1,550	5,737	7,139	6,858
Depreciation and amortization	3,132	5,163	7,670	12,296	17,590

EBITDA	$9,263	$17,667	$37,072	$47,289	$54,161

(1)	Interest expense from debt obligations includes a loss of $3,029 incurred during 2001 resulting from the early extinguishment of debt. The loss relates to the write-off of deferred financing costs upon the refinancing of all our debt through the issuance of our 10 5/8% senior notes in July 2001.
(2)	Interest expense from put warrants represents an adjustment to the estimated fair value of the put warrants. According to EITF Issue 88-9, as supplemented by EITF Issue 00-19, which we have adopted, we are required to account for warrants that contain put options at their estimated fair value with the changes reported as interest expense. We repurchased and terminated all of the warrants for $14,500 in October 2001.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our historical consolidated financial statements and their notes included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus.

General

We own and operate a fleet of 23 technologically advanced, new generation OSVs. Currently, 19 of our OSVs are operating in the U.S. Gulf of Mexico, three of our OSVs are operating offshore Trinidad & Tobago and one is working offshore Mexico. We also operate 12 ocean-going tugs and 16 ocean-going tank barges in the northeastern United States, primarily New York Harbor, in Puerto Rico and in the U.S. Gulf of Mexico.

We charter our OSVs on a dayrate basis, under which the customer pays us a specified dollar amount for each day during the term of the contract, pursuant to either fixed time charters or spot market charters. A fixed time charter is a contract with a term of at least one year in which the charterer obtains the right to direct the movements and utilization of the vessel in exchange for payment of a specified dayrate, generally paid monthly, but the vessel owner retains operational control over the vessel. Typically, the owner fully equips the vessel and is responsible for normal operating expenses, repairs, wages and insurance, while the charterer is responsible for voyage expenses, such as fuel, port and stevedoring expenses. Spot market charters in the OSV industry are generally time charter contracts with either relatively short, indefinite terms or fixed terms of less than one year. Generally, the vessel owner absorbs crew, insurance and repair and maintenance costs in connection with the operation of OSVs pursuant to spot market charters, while customers absorb all other direct operating costs.

All of our OSVs operate under time charters, including seven that are chartered under long-term contracts with expiration dates ranging from July 2004 through November 2007. The long-term contracts for our OSVs are consistent with those used in the industry and are either fixed for a term of months or years or are tied to the duration of a long-term contract for a drilling rig for which the vessel provides services. These contracts generally contain, among others, provisions governing insurance, reciprocal indemnifications, performance requirements and, in certain instances, dayrate escalation terms and renewal options.

While OSVs service existing oil and gas production platforms as well as exploration and development activities, incremental OSV demand depends primarily upon the level of drilling activity, which can be influenced by a number of factors, including oil and natural gas prices and drilling budgets of exploration and production companies. As a result, utilization rates have historically been tied to oil and natural gas prices and drilling activity. However, the relatively large capital commitments, longer lead times and investment horizons associated with deepwater and deep well projects have diminished the significance of these factors. Soft market conditions for OSVs in the U.S. Gulf of Mexico persisted since the second half of 2002. We added six new generation OSVs to our fleet in mid-2003, three of which were cold-stacked by the seller at the time of acquisition. Despite market weakness, we were able to place in service all six of the acquired Candy Fleet vessels and to achieve a fleetwide OSV utilization of approximately 87% in the second half of 2003.

We have developed five different classes of proprietary, new generation OSVs to meet the diverse needs of our customers. The recent acquisition of six 220' OSVs from Candy Fleet broadened the mix of equipment in our fleet, adding a sixth class of vessels well suited for deep shelf gas exploration and other complex shelf drilling applications. In addition, these new generation vessels are available to fill the increasing demand for modern equipment for conventional drilling on the Continental Shelf. Because the recently acquired vessels were 220 class OSVs, our complement of OSVs smaller in size than the 240 class increased from 33% to 50% of our fleet, resulting in a commensurate decrease in our fleetwide average dayrates beginning in mid-2003. However, we have achieved a comparable reduction in both our fleetwide average capital costs and our daily operating expense per vessel.

Our average dayrate was positively impacted during 2003 by the partial contribution from the first three of our four new 240 ED class OSVs. These vessels were delivered in March, June and September. Each of these three new vessels were delivered two weeks ahead of schedule. The delivery of the HOS Greystone in September 2003 marked the eighth consecutive quarter that we had placed a newly constructed OSV in service. The fourth vessel of this newbuild program, the HOS Silverstar, was ready for early delivery in December; however, we elected to make various vessel enhancements that resulted in delivery of the vessel on January 21, 2004.

Although current U.S. Gulf of Mexico market conditions remain challenging, we believe certain events could have a favorable impact on the long-term market outlook. Deepwater properties continue to change ownership, and several of the new operators have publicly stated their intentions to develop these properties over the next several quarters. Additionally, certain operators have recently reaffirmed their commitments to continue developing large projects in the U.S. Gulf of Mexico. In response to U.S. Gulf of Mexico conditions, we elected to expand our operations within the western hemisphere in mid-2002. We currently have three vessels operating in Trinidad & Tobago and one in Mexico. We will continue to take advantage of our vessels’ capabilities to meet emerging market trends, both in the U.S. Gulf of Mexico and in select international markets.

Generally, we operate an ocean-going tug and tank barge together as a “tow” to transport petroleum products between U.S. ports and along the coast of Puerto Rico. We operate our tugs and tank barges under fixed time charters, spot market charters, contracts of affreightment and consecutive voyage contracts. Spot market charters in the tug and tank barge industry are generally single-voyage contracts of affreightment or time charter contracts with terms of less than one year. A consecutive voyage contract is a contract for the transportation of cargo for a specified number of voyages between designated ports over a fixed period of time under which we are paid based on the volume of products we deliver per voyage. Under consecutive voyage contracts, in addition to earning revenues for volumes delivered, we earn a standby hourly rate between charters. One of our tank barges was chartered to a third party under a bareboat charter from January 2000 until it was sold to the third party on January 28, 2003. A bareboat charter is a “net lease” in which the charterer takes full operational control over the vessel for a specified period of time for a specified daily rate that is generally paid monthly to the vessel owner. The bareboat charterer is solely responsible for the operation and management of the vessel and must provide its own crew and pay all operating and voyage expenses.

The primary demand drivers for our tug and tank barge services are population growth, the strength of the U.S. economy, changes in weather, oil prices and competition from alternate energy sources. The tug and tank barge market, in general, is marked by steady demand over time. Results for the first and fourth quarters of a given year are typically higher due to normal seasonal weather patterns that typically result in a drop-off of activity during the second and third quarters. We generally take advantage of this seasonality to prepare the tug and tank barge fleet for peak demand periods by performing our regulatory drydocking and maintenance programs during these off-peak periods. In addition, we continuously evaluate our customers’ needs and often elect to accelerate scheduled drydockings to take advantage of certain market opportunities. As expected, activity during the fourth quarter of 2003 was seasonally higher during the early stages of winter, with normal winter conditions extending into early 2004.

As the next major OPA 90 milestone approaches on January 1, 2005, customer demand for double-hulled equipment has led to increases in dayrates for this equipment, particularly for tank barges in black oil service. We are actively working to ensure that our fleet is well positioned to take advantage of these opportunities as they develop. In November 2003, we commenced a new double-hulled tank barge newbuild construction program to address our need to replace three single-hulled tank barges that are required under OPA 90 to be retired from service prior to January 1, 2005. Our recent newbuild program is based on a proprietary new design that we have developed to replace and expand our existing fleet of ocean-going tank barges. The design of these vessels is intended to maximize transit speed, improve cargo through-put rates and enhance crew safety features.

Our operating costs are primarily a function of fleet size and utilization levels. The most significant direct operating costs are wages paid to vessel crews, maintenance and repairs and marine insurance. Because most of these expenses remain payable regardless of vessel utilization, our direct operating costs as a percentage of revenues may fluctuate considerably with changes in dayrates and utilization.

In addition to the operating costs described above, we incur fixed charges related to the depreciation of our fleet and costs for routine drydock inspections and maintenance and repairs necessary to ensure compliance with applicable regulations and to maintain certifications for our vessels with the U.S. Coast Guard and various classification societies. The aggregate number of drydockings and other repairs undertaken in a given period determines the level of maintenance and repair expenses and marine inspection amortization charges. We generally capitalize costs incurred for drydock inspection and regulatory compliance and amortize such costs over the period between such drydockings, typically 30 or 60 months.

Applicable maritime regulations require us to drydock our vessels twice in a five-year period for inspection and routine maintenance and repair. If we undertake a large number of drydockings in a particular fiscal period, comparative results may be affected.

Critical Accounting Policies

Our consolidated financial statements included in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles. In other circumstances, we are required to make estimates, judgments and assumptions that we believe are reasonable based upon available information. We base our estimates and judgments on historical experience and various other factors that we believe are reasonable based upon the information available. Actual results may differ from these estimates under different assumptions and conditions. We believe that of our significant accounting policies discussed in note 2 to our consolidated financial statements, the following may involve estimates that are inherently more subjective.

Purchase Accounting.    Purchase accounting requires extensive use of estimates and judgments to allocate the cost of an acquired enterprise to the assets acquired and liabilities assumed. The cost of each acquired operation is allocated to the assets acquired and liabilities assumed based on their estimated fair values. These estimates are revised during an allocation period as necessary when, and if, information becomes available to further define and quantify the value of the assets acquired and liabilities assumed. For example, costs related to the recertification of acquired vessels that are drydocked within the allocation period immediately following the acquisition of such vessels are reflected as an adjustment to the value of the vessels acquired and the liabilities assumed related to the drydocking. The adjusted basis of the vessel is depreciated over the estimated useful lives of the vessel. The allocation period does not exceed one year from the date of the acquisition. To the extent additional information to refine the original allocation becomes available during the allocation period, the allocation of the purchase price is adjusted. For example, if an acquired vessel was subsequently disposed of within the allocation period, the sales price of the vessel would be used to adjust the original assigned value to the vessel at the date of acquisition such that no gain or loss would be recognized upon disposition during the allocation period. If information becomes available after the allocation period, those items are reflected in operating results.

Carrying Value of Vessels.    We depreciate our tugs, tank barges, and OSVs over estimated useful lives of 14 to 25 years, three to 18 years and 25 years, respectively. The useful lives used for single-hulled tank barges is based on their classification under OPA 90, and for double-hulled tank barges it is 25 years. In assigning depreciable lives to these assets, we have considered the effects of both physical deterioration largely caused by wear and tear due to operating use and other economic and regulatory factors that could impact commercial viability. To date, our experience confirms that these policies are reasonable, although there may be events or changes in circumstances in the future that indicate the recoverability of the carrying amount of a vessel might not be possible. Examples of events or changes in circumstances that could indicate that the recoverability of a vessel’s carrying amount should be assessed might include a change in regulations such as OPA 90, a significant decrease in the market value of a vessel and current period operating or cash flow losses combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with a vessel. If events or changes in circumstances as set forth above indicate that a vessel’s carrying amount may not be recoverable, we would then be required to estimate the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the vessel, we would be required to recognize an impairment loss.

Recertification Costs.    Our tugs, tank barges and OSVs are required by regulation to be recertified after certain periods of time. These recertification costs are incurred while the vessel is in drydock where other routine repairs and maintenance are performed and, at times, major replacements and improvements are performed. We expense routine repairs and maintenance as they are incurred. Recertification costs can be accounted for in one of three ways: (1) defer and amortize, (2) accrue in advance, or (3) expense as incurred. Companies in our industry use either the defer and amortize or the expense as incurred accounting method. We defer and amortize recertification costs over the length of time in which the recertification is expected to last, which is generally 30 or 60 months. Major replacements and improvements, which extend the vessel’s economic useful life or functional operating capability, are capitalized and depreciated over the vessel’s remaining economic useful life. Inherent in this process are estimates we make regarding the specific cost incurred and the period that the incurred cost will benefit.

Revenue Recognition.    We charter our OSVs to customers under time charters based on a daily rate of hire and recognize revenue as earned on a daily basis during the contract period of the specific vessel. Tugs and tank barges are contracted to customers primarily under contracts of affreightment, under which revenue is recognized based on the number of days incurred for the voyage as a percentage of total estimated days applied to total estimated revenues. Voyage related costs are expensed as incurred. Substantially all voyages under these contracts are less than 10 days in length. We also contract our tugs and tank barges under time charters based on a daily rate of hire. Revenue is recognized on such contracts as earned on a daily basis during the contract period of the specific vessel.

Allowance for Doubtful Accounts.    Our customers are primarily major and independent, domestic and international, oil and oil service companies. Our customers are granted credit on a short-term basis and related credit risks are considered minimal. We usually do not require collateral. We provide an estimate for uncollectible accounts based primarily on management’s judgment. Management uses historical losses, current economic conditions and individual evaluations of each customer to make adjustments to the allowance for doubtful accounts. Our historical losses have not been significant. However, because amounts due from individual customers can be significant, future adjustments to the allowance can be material if one or more individual customers balances are deemed uncollectible.

Income Taxes.    We follow SFAS No. 109, “Accounting for Income Taxes.” SFAS 109 requires the use of the liability method of computing deferred income taxes. Under this method, deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The assessment of the realization of deferred tax assets, particularly those related to tax operating loss carryforwards, involves the use of management’s judgment to determine whether it is more likely than not that we will realize such tax benefits in the future.

Results of Operations

The tables below set forth, by segment, the average dayrates and utilization rates for our vessels and the average number of vessels owned during the periods indicated. These OSVs and tug and tank barges generate substantially all of our revenues and operating profit.

	Years Ended December 31,
	2001(1)	2002(2)	2003(3)
Offshore Supply Vessels:
Average number of vessels(4)	7.8	11.0	17.3
Average utilization rate(5)	99.1%	94.9%	88.6%
Average dayrate(6)	$11,872	$12,176	$10,940

Tugs and Tank Barges:
Average number of tank barges	12.3	16.0	15.9
Average fleet capacity (barrels)	847,780	1,130,727	1,145,064
Average barge size (barrels)	68,109	70,670	72,082
Average utilization rate(5)	84.4%	78.1%	73.6%
Average dayrate(7)	$8,944	$9,499	$10,971

(1)	The tug and tank barge averages include 7.0 months of operations from the nine tugs and nine tank barges acquired from the Spentonbush/Red Star Group effective May 31, 2001 and the OSV averages include 8.0 months of operations from the HOS Innovator, delivered April 28, 2001, and 2.0 months of operations from the BJ Blue Ray, delivered November 6, 2001.
(2)	The OSV averages include 10.0 months of operations from the HOS Dominator, delivered February 28, 2002, 6.5 months of operations from the HOS Brimstone delivered June 13, 2002, 4.5 months of operations from the HOS Stormridge, delivered August 11, 2002, and 2.5 months of operations from the HOS Sandstorm delivered October 20, 2002.
(3)	The tug and tank barge averages give effect to our sale of the Energy 5502 on January 28, 2003 and our acquisition of the Energy 8001 on February 28, 2003. As of December 31, 2003, our tank barge fleet consisted of 16 vessels. The OSV averages include 9.5 months of operations from the HOS Bluewater, delivered on March 17, 2003, 6.5 months of operations from the HOS Gemstone, delivered on June 19, 2003 and 2.5 months of operations from the HOS Greystone, delivered on September 17, 2003.
(4)	We owned 22 OSVs at December 31, 2003, and placed in service a newly constructed OSV, the HOS Silverstar, on March 3, 2004.
(5)	Utilization rates are average rates based on a 365-day year. Vessels are considered utilized when they are generating revenues.
(6)	Average dayrates represent average revenue per day, which includes charter hire and brokerage revenue, based on the number of days during the period that the OSVs generated revenue.
(7)	Average dayrates represent average revenue per day, including time charters, brokerage revenue, revenues generated on a per-barrel-transported basis, demurrage, shipdocking and fuel surcharge revenue, based on the number of days during the period that the tank barges generated revenue. For purposes of brokerage arrangements, this calculation excludes that portion of revenue that is equal to the cost paid by customers of in-chartering third-party equipment.

Summarized financial information concerning our reportable segments is shown below in the following table (dollars in thousands):

	Year Ended December 31,
	2001	2002	2003
Revenues by segment:
Offshore supply vessels	$33,610	$46,378	$62,402
Tugs and tank barges	35,181	46,207	48,411

	$68,791	$92,585	$110,813

Operating expenses by segment:
Offshore supply vessels	$11,672	$20,197	$32,167
Tugs and tank barges	21,133	28,436	32,228

	$32,805	$48,633	$64,395

General and administrative expenses	$8,039	$9,681	$10,731

Interest expense	$16,646	$16,207	$18,523

Interest income	$1,445	$667	$178

Income tax expense	$5,737	$7,139	$6,858

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Revenues.    Revenues were $110.8 million for 2003, compared to $92.6 million for 2002, an increase of $18.2 million or 19.7%. This increase in revenues is primarily the result of the year-over-year growth of our fleet. Our operating fleet grew from an average of 39 vessels during 2002 to an average of 45 vessels during 2003. The additional revenues generated by these six vessels accounted for $14.5 million of the increase in our revenues. We also experienced a $3.7 million increase in revenues from our 39 vessels that were in service during each of the years ended December 31, 2003 and 2002.

Revenues from our OSV segment increased to $62.4 million for 2003, compared to $46.4 million for 2002, an increase of $16.0 million or 34.5%. Our utilization rate was 88.6% for 2003, compared to 94.9% in 2002. The increase in revenues was primarily the result of the year-over-year increase in the size of our fleet. The decrease in utilization was due to having fewer OSVs on long-term contracts and an increased proportion of vessels operating in the spot market, which is more susceptible to market fluctuations. The soft OSV spot market that began in mid-2002 continued throughout 2003, and is continuing in 2004. Our OSV average dayrate was $10,940 for 2003, compared to $12,176 in 2002, a decrease of $1,236 or 10.2%. The decrease in average dayrates primarily reflects the addition of six 220 class OSVs, which typically experience lower dayrates, regardless of market conditions, than our 240 or 265 class vessels and continued dayrate weakness in the U.S. Gulf of Mexico. Our average dayrate for the fourth quarter of 2003 was $9,769, which we believe is more indicative of our expectations for early 2004 than our annual average dayrate of $10,940 for 2003. The fourth quarter of 2003 was the first quarter that reflected a full contribution of the operating results from all six of the new 220 class OSVs we acquired in mid-2003, causing a shift in our OSV vessel mix.

Revenues from our tug and tank barge segment totaled $48.4 million for 2003 compared to $46.2 million for 2002, an increase of $2.2 million or 4.8%. The segment revenue increase was primarily due to the acquisition of one 80,000-barrel double-hulled tank barge on February 28, 2003. Our utilization rate decreased to 73.6% for 2003, compared to 78.1% for the same period of 2002 primarily due to more drydocking days occurring in 2003 and an increase in vessels operating under contracts of affreightment during the 2003 period. Our average dayrate increased $1,472, or 15.5%, to $10,971 for 2003 compared to $9,499 for 2002. The increased dayrates were primarily driven by higher average barge capacities and a bareboat charter contract that was replaced by a time charter contract, the latter of which commands a higher dayrate.

Operating Expenses.    Our operating expenses, including depreciation and amortization, increased to $64.4 million for 2003, compared to $48.6 million for 2002, an increase of $15.8 million or 32.5%. The increase in operating expenses was primarily the result of having more vessels in service in 2003 compared to 2002.

Operating expenses for our OSV segment increased $12.0 million or 59.4% for 2003 to $32.2 million, compared to $20.2 million for 2002. This increase was primarily the result of five newly constructed, larger class OSVs being in service for substantially more days during 2003 compared to 2002, and the acquisition of six 220 class OSVs in mid-2003. Daily operating costs per vessel for 2003 decreased over 2002, primarily due to a change in the OSV fleet complement in the second half of 2003.

Operating expenses for our tug and tank barge segment were $32.2 million for 2003, compared to $28.4 million for 2002, an increase of $3.8 million or 13.4%. The operating expense increase was primarily due to the acquisition of the Energy 8001 in February 2003. Average daily operating expenses per vessel in the tug and tank barge segment remained fairly constant.

General and Administrative Expenses.    Our general and administrative expenses were $10.7 million for 2003, compared to $9.7 million for 2002, an increase of $1.0 million or 10.3%. This increase primarily resulted from increased overhead relating to the costs associated with increased reporting obligations under federal securities laws incurred during 2003 but not in 2002 and the expansion of our fleet during 2003.

Interest Expense.    Interest expense was $18.5 million in 2003, compared to $16.2 million in 2002, an increase of $2.3 million or 14.2%. The increase in interest expense resulted from lower capitalized interest in 2003 of $2.7 million related to the construction in progress of four vessels compared to $3.9 million related to the construction of eight vessels in progress during 2002. In addition, the net increase in interest expense was impacted by an average balance outstanding under our revolving credit facility during calendar 2003 of $20.0 million compared to 2002, when the facility was undrawn all year.

Interest Income.    Interest income was $0.2 million in 2003 compared to $0.7 million in 2002, a decrease of $0.5 million or 71.4%. Average cash balances were $17.6 million and $37.7 million for the years ended December 31, 2003 and 2002, respectively, which substantially contributed to the decrease in interest income during the year ended December 31, 2003.

Income Tax Expense.    Our effective tax rate was 38.0% for 2003 and 2002. Our income tax expense primarily consists of deferred taxes due to our federal tax net operating loss carryforwards of approximately $37.4 million as of December 31, 2003, that are available through 2018 to offset future taxable income. Our income tax rate is higher than the federal statutory rate due primarily to expected state and foreign tax liabilities and items not deductible for federal income tax purposes.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Revenues.    Revenues were $92.6 million for 2002, compared to $68.8 million in 2001, an increase of $23.8 million or 34.6%. The increase in revenues was primarily the result of the year-over-year increase in the size of our fleet. Our operating fleet grew from an average of 28 vessels during 2001 to an average of 39 during 2002.

Revenues from our OSV segment increased to $46.4 million in 2002, compared to $33.6 million for 2001, an increase of $12.8 million or 38.1%. Our average OSV fleet size grew by 3.2 vessels during 2002 compared to 2001. The average utilization rate was 94.9% for 2002, compared to 99.1% for

2001. The 4.2% decrease in utilization for 2002 resulted from a reduced number of long-term contracts and an increased proportion of vessels operating in the spot market, which is more susceptible to market fluctuations. The spot OSV market was softer in 2002 and we experienced more drydocking days in 2002 than in 2001. Our OSV average dayrate was $12,176 for 2002, compared to $11,872 for 2001, an increase of $304 or 2.6%. The increase in average dayrates primarily reflected the addition of larger, newly constructed 240 and 265 class OSVs, which experience higher dayrates than our 200 class OSVs.

Revenues from our tug and tank barge segment totaled $46.2 million for 2002, compared to $35.2 million in 2001, an increase of $11.0 million or 31.3%. This increase in revenue was primarily due to the acquisition of nine tugs and nine tank barges on May 31, 2001, which increased average fleet capacity in barrels from 451,655 to 1,130,727. Revenues for 2002 included $2.9 million that was equal to the cost of in-chartering third party equipment paid by customers, compared to $1.4 million for 2001. Our utilization rate decreased 6.3% to 78.1% for 2002, compared to 84.4% for 2001, primarily due to a significant increase in vessels operating under contracts of affreightment during 2002, and the adverse impact of the warm winter season and weak economic conditions experienced in the northeastern United States since the third quarter of 2001. More barrels moved under contracts of affreightment also contributed to our average dayrate increasing by $555 to $9,499 for 2002, compared to $8,944 for 2001.

Operating Expenses.    Our operating expenses, including depreciation and amortization, increased to $48.6 million for 2002, compared to $32.8 million in 2001, an increase of $15.8 million or 48.2%. The increase in operating expenses was the result of an average of 10.7 more vessels in service during 2002 compared to 2001.

Operating expenses for our OSV segment increased $8.5 million, or 72.6%, in 2002 to $20.2 million, compared to $11.7 million in 2001. This increase was primarily the result of an average of 3.2 more new OSVs being in service during 2002 compared to 2001. Daily operating costs per vessel for 2002 increased slightly over 2001, primarily due to the higher costs of operating larger vessels, including increased manning requirements.

Operating expenses for our tug and tank barge segment was $28.4 million for 2002, compared to $21.1 million in 2001, an increase of $7.3 million or 34.6%. The increase in operating expenses was primarily the result of the addition of nine tugs and nine tank barges on May 31, 2001. Daily operating expenses per vessel in the tug and tank barge segment remained fairly constant.

As discussed in note 2 to the audited consolidated financial statements contained herein, we adopted SFAS 142 effective January 1, 2002 and, accordingly, we have ceased amortizing goodwill. Operating expenses for 2001 included goodwill amortization of $0.1 million.

General and Administrative Expenses.    Our general and administrative expenses were $9.7 million for 2002, compared to $8.0 million in 2001, an increase of $1.7 million or 21.3%. This increase primarily resulted from increased overhead relating to the nine tugs and nine tank barges acquired on May 31, 2001 and increased costs associated with reporting obligations under federal securities laws that we were subject to during all of 2002 but during only a portion of 2001.

Interest Expense.    Interest expense from debt obligations was $16.2 million in 2002, compared to $13.7 million in 2001, an increase of $2.5 million or 18.2%. The increase in interest expense from debt obligations resulted from the refinancing of our conventional floating rate debt through the issuance of $175.0 million of 10 5/8% senior notes in July 2001 with a higher fixed rate and average balance of debt outstanding for 2002. This increase was offset in part by the capitalization of interest costs of $3.9 million and $3.1 million for 2002 and 2001, respectively. Higher capitalized interest in

2002 was related to the construction in progress of seven offshore supply vessels compared to six vessels during 2001. Included in interest expense was a loss of approximately $3.0 million incurred during 2001 resulting from the early extinguishment of debt. This loss related to the write-off of deferred financing costs upon the refinancing of our debt through the issuance of our senior notes. For more information, please read “Recent Accounting Pronouncements” below.

Interest expense also includes the results of fair value adjustments to warrants having put options. There was no such adjustment for 2002 compared to an adjustment for 2001 of $3.0 million as the warrants were repurchased and terminated during October 2001.

Interest Income.    Interest income was $0.7 million in 2002, compared to $1.5 million in 2001, a decrease of $0.8 million or 53.3%. The decrease in interest income resulted from substantially lower interest rates earned on lower average cash balances invested during 2002 compared to 2001.

Income Tax Expense.    Our effective income tax provision for 2002, compared to 2001 was higher primarily due to foreign and state income taxes and the impact of non-deductible interest expense resulting from fair value adjustments for warrants with put options, which was $3.0 million lower in 2002 than in 2001. Our income tax expense primarily consists of deferred taxes due to our federal tax net operating loss carryforwards. Our income tax rate is higher than the federal statutory rate due primarily to expected state tax liabilities, foreign taxes and items not deductible for federal income tax purposes.

Liquidity and Capital Resources

Our capital requirements have historically been financed with cash flow from operations, issuances of our common equity and debt securities, and borrowings under our credit facilities. We require capital to fund ongoing operations, the construction of new vessels, acquisitions, vessel recertifications, discretionary capital expenditures and debt service. The nature of our capital requirements and the types of our financing sources are not expected to significantly change during 2004.

Pursuant to an amendment and restatement of our revolving credit facility on February 13, 2004, we have a five-year $100 million senior secured revolving credit facility with a borrowing base of $60 million. As of December 31, 2003, we had $40 million outstanding and $20 million of available borrowing capacity under the then-existing facility. We have made, and may make additional, short-term draws on our revolving credit facility from time to time to satisfy scheduled capital expenditure requirements or other corporate purposes. Any liquidity in excess of our planned capital expenditures will be utilized to repay debt or finance the implementation of our growth strategy, which includes expanding our fleet through the construction, retrofit or acquisition of additional vessels, including OSVs and ocean-going tugs and tank barges, as needed to take advantage of the demand for such vessels. The two double-hulled tank barges currently being constructed will replace two single-hulled vessels that are required to be retired under OPA 90 prior to January 1, 2005.

We believe that our current working capital, projected cash flow from operations and available capacity under our revolving credit facility, will be sufficient to meet our cash requirements for the forseeable future. Although we expect to continue generating positive working capital through our operations, events beyond our control, such as mild winter conditions, a reduction in domestic consumption of refined petroleum products, or declines in expenditures for exploration, development and production activity may affect our financial condition or results of operations. The proceeds of this offering will allow us to further implement our growth strategy, as contemplated under our Use of Proceeds described above. However, depending on the market demand for OSVs, tugs and tank barges and other growth opportunities that may arise, we may require additional debt or equity financing.

Operating Activities.    We rely primarily on cash flows from operations to provide working capital for current and future operations. Cash flows from operating activities totaled $33.3 million in 2001, $25.0 million in 2002 and $25.5 million in 2003. The increase in operating cash flows in 2003 over 2002 was primarily due to the growth of our fleet and the decrease from 2001 to 2002 was primarily related to increased cash interest paid. Our cash flow from operations is expected to trend higher as we will have a full year of revenue contribution from the nine vessels we added to our fleet in 2003 and nine months of activity for one OSV added in 2004. However, continued soft market conditions in the U.S. Gulf of Mexico could temper expected increases in cash flows from operations. Cash flows from operations from 2001 to 2003 were also impacted by year-over-year increases in cash outlays for drydock recertification activity. In 2004, we expect to drydock a total of eight OSVs, six tugs, and eight tank barges for recertification and/or discretionary vessel enhancements at an estimated cost of approximately $12.8 million, compared to $1.7 million in 2001, $6.5 million in 2002 and $9.9 million in 2003.

As of December 31, 2003, we had federal tax net operating loss carryforwards of approximately $37.4 million available through 2018 to offset future taxable income. These tax net operating losses were generated primarily through accelerated tax depreciation applied to our vessels. Our use of these federal tax net operating losses and additional tax benefits may be limited due to U.S. tax laws. Based on the age and composition of our current fleet, however, we expect to continue generating federal tax net operating losses over the near term.

Investing Activities.    Investing activities for 2003 were approximately $99.8 million primarily for the construction of new vessels, acquisitions of OSVs and a double-hulled tank barge, and miscellaneous capital expenditures. These 2003 expenditures were offset by $1.7 million in cash proceeds from the sale of one tank barge. During 2002, investing activities were $56.1 million for new construction of vessels offset by $0.3 million in cash proceeds from the sale of a tug. Investing activities in 2001 were $88.3 million for the construction of new vessels, vessel acquisitions and other equipment purchases and improvements. In 2004, investing activities are anticipated to include costs for new vessel construction to complete construction of two double-hulled tank barges and one OSV, and capital expenditures comprised of vessel modifications and miscellaneous corporate equipment purchases. Refer to the Contractual Obligation table below for a recap of anticipated vessel construction commitments in 2004.

Financing Activities.    Financing activities during 2003 consisted primarily of the private placement of approximately 1.9 million shares of our common stock, raising net cash proceeds of approximately $23.3 million and net short-term borrowings under our revolving credit facility of $40 million. Financing activities during 2002 consisted primarily of the incurrence of variable rate debt financing under our revolving credit facility for asset purchases. In 2001, we issued $175 million of 10 5/8% senior notes and realized net proceeds of approximately $165 million, a substantial portion of which was used to repay and fully extinguish approximately $130 million of the amounts outstanding under our then-existing credit facilities. In October 2001, we paid $14.5 million to repurchase the warrants that were originally issued in connection with one of our credit facilities paid off with the proceeds of the senior notes. These warrants allowed for the purchase of 4.2 million shares of common stock with an exercise price of $4.20 per share. In 2004, we expect to generate cash from financing activities resulting from the proceeds from this offering and borrowings under our revolving credit facility.

CONTRACTUAL OBLIGATIONS

The following table sets forth our aggregate contractual obligations as of December 31, 2003 (in thousands).

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	Thereafter
Senior notes(1)	$175,000	$—	$—	$175,000	$—
Revolving credit facility	40,000	—	—	—	40,000
Operating leases(2)	2,995	1,166	1,570	259	—
Vessel construction commitments(3)	31,245	31,245	—	—	—

Total	$249,240	$32,411	$1,570	$175,259	$40,000

(1)	Includes original issue discount of $2,323.
(2)	Included in operating leases are commitments for office space, vessel rentals, office equipment, and vehicles. On June 30, 2003, we entered into a lease for our principal executive offices in Covington, Louisiana. The lease covers 23,756 sq. ft. and has an initial term of five years, which commenced September 1, 2003, with two optional five-year renewal periods. The cost of leasing this new facility is included in the table.
(3)	The timing of the incurrence of these costs is subject to change among periods based on the achievement of shipyard milestones, however, the amounts are not expected to change materially in the aggregate.

We have a senior secured revolving credit facility that was recently amended and restated primarily to extend its maturity and increase its nominal size from $60 million to $100 million. Our borrowing base remains unchanged at $60 million. The revolving credit facility expires on February 13, 2009. The maturity of this facility will automatically accelerate to March 31, 2008, if by that date we have not redeemed our senior notes or refinanced them with debt having a maturity later than July 31, 2009. As of December 31, 2003, seven OSVs and four ocean-going tugs and associated personalty collateralized the revolving credit facility. Borrowings under the revolving credit facility accrue interest, at our option, at either (1) the prime rate announced by Citibank, N.A. in New York, plus a margin of up to 1.0%, or (2) the London Interbank Offered Rate, plus a margin of 1.5% to 3.5%. As of December 31, 2003, our weighted average interest rate was 4.5% under our revolving credit facility. We are also required to pay a commitment fee on available but unused amounts ranging from 0.25% to 0.50%. The interest rate margin and commitment fee are based on our leverage ratio, as defined in the revolving credit facility. We can use the amounts we draw under such facility for working capital purposes, acquisitions and new vessel construction. As of December 31, 2003, we had $40 million outstanding and $20 million of available borrowing capacity under the facility.

As of December 31, 2003, we had outstanding debt of $172.7 million, net of original issue discount, under our senior notes. The effective interest rate on the senior notes is 11.18% and is payable semi-annually each February 1 and August 1. The senior notes do not require any payments of principal prior to their stated maturity on August 1, 2008, but pursuant to the indenture under which the senior notes are issued, we are required to make offers to purchase the senior notes upon the occurrence of specified events, such as certain asset sales or a change in control. The senior notes are unsecured senior obligations and rank equally in right of payment with other existing and future senior indebtedness and senior in right of payment to any subordinated indebtedness incurred by us in the future. The senior notes are guaranteed by all of our subsidiaries. We may, at our option, redeem all or part of the senior notes from time to time at specified redemption prices, subject to certain conditions required by the indenture. We are permitted under the terms of the indenture to incur additional indebtedness, provided that we satisfy certain financial conditions. The revolving credit facility and indenture impose certain operating and financial restrictions on us. Such restrictions affect, and in many cases limit or prohibit, among other things, our ability to incur additional indebtedness, make capital expenditures, redeem equity, create liens, sell assets and pay dividends or make other restricted payments.

During the year ended December 31, 2003, we expended $35.8 million for new vessel construction, before allocation of construction period interest. As of December 31, 2003, we were committed under vessel construction contracts to complete construction of one new generation OSV under our most recent OSV newbuild program, and two double-hulled tank barges under our tank barge newbuild program. Aggregate construction costs before allocation of construction period interest for the four OSVs constructed under our most recent OSV newbuild program are not expected to exceed $53 million, including $32.3 and $18.4 million that was incurred with respect to such vessels during 2003 and 2002, respectively. We took delivery of the HOS Bluewater on March 17, 2003, the HOS Gemstone on June 19, 2003, the HOS Greystone on September 17, 2003 and the HOS Silverstar on January 21, 2004. As of December 31, 2003, the amount expected to be expended to complete construction of the fourth OSV and the two double-hulled tank barges was approximately $31.2 million, which becomes due at various dates during calendar 2004. During the year ended December 31, 2003, we expended approximately $9.9 million for drydocking-related expenses for vessels, of which $6.1 million was accounted for as deferred charges and $3.8 million for other vessel capital improvements. Under our accounting policy, we generally capitalize drydocking expenditures related to vessel recertification to deferred charges and amortize the amount over 30 or 60 months. During the year ended December 31, 2003, we also expended approximately $2.2 million for miscellaneous non-vessel related additions to property, plant and equipment.

Inflation

To date, general inflationary trends have not had a material effect on our operating revenues or expenses.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, “Business Combinations.” SFAS 141 eliminated the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. The purchase method of accounting is required to be used for all business combinations initiated after June 30, 2001. SFAS 141 also requires separate recognition of intangible assets that meet certain criteria.

In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed for impairment annually, or more frequently if circumstances indicate potential impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. For goodwill and indefinite-lived intangible assets acquired prior to July 1, 2001, goodwill continued to be amortized through 2001 at which time amortization ceased and a transitional goodwill impairment test was performed. Any impairment charges resulting from the initial application of the new rules were classified as a cumulative change in accounting principle. We completed our initial transition evaluation by June 30, 2002, which is within the six-month transition period allowed by the new standard. We determined that our goodwill balances would not be impaired. Goodwill amortization for each of the years ended December 31, 2001, 2002 and 2003 was $126,000, $0, and $0, respectively. The following table presents our net income as reported in our consolidated financial statements compared to what would have been reported had SFAS 142 been in effect as of January 1, 2001 (in thousands).

	Year Ended December 31,
	2001	2002	2003
Net income, as reported	$7,019	$11,647	$11,190
Amortization of goodwill	126	—	—

Net income, as adjusted	$7,145	$11,647	$11,190

There was a $0.01 basic and diluted earnings per share effect in 2001 for implementation of SFAS 142.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes FASB Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” SFAS 144 also supersedes certain aspects of APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be reported in discontinued operations in the period incurred rather than as of the measurement date as presently required by APB 30. Additionally, certain dispositions may now qualify for discounted operations treatment. The provisions of SFAS 144 are required to be applied for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of this statement did not have any effect on our consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS 145 requires that gains or losses recorded from the extinguishment of debt that do not meet the criteria of APB 30 should not be presented as extraordinary items. This statement is effective for fiscal years beginning after May 15, 2002 as it relates to the reissued FASB Statement, with earlier application permitted. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB 30 for classification as an extraordinary item should be reclassified. A loss of approximately $3.0 million was incurred during the third quarter of 2001 resulting from the early extinguishment of debt. This loss relates to the write-off of deferred financing costs upon the refinancing of our debt through the issuance of $175 million of senior notes in July 2001 and has been reclassified as interest expense in our consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 nullifies EITF Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity,” under which a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 had no impact on our consolidated financial statements for the year ended December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of these recognition provisions will result in recording liabilities associated with certain guarantees we may provide in the future. The disclosure requirements of this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. FIN 45 did not have an impact on our consolidated financial statements.

In December 2002, SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123” was issued by the FASB and amends FASB Statement No. 123, “Accounting for Stock-Based Compensation.” This Statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation and amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. We have not adopted either of the alternative methods of transition and continue to apply APB Opinion No. 25.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities,” which clarifies the application of Accounting Research Bulletin, or ARB, No. 51, “Consolidated Financial Statements” to certain entities (called variable interest entities) in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure requirements of this Interpretation are effective for all financial statements issued after January 31, 2003. The consolidation requirements apply to all variable interest entities created after January 31, 2003. In addition, public companies must apply the consolidation requirements to variable interest entities that existed prior to February 1, 2003 and remain in existence as of the beginning of annual or interim periods beginning after March 15, 2004. FIN 46 is not expected to have a material impact on our consolidated financial statements upon adoption.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” to clarify under what circumstances a contract with an initial net investment meets the characteristics of a derivative, to clarify when a derivative contains a financing component, to amend the definition of “underlying” to conform it to language in FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and to amend certain other existing pronouncements. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and is to be applied prospectively. Implementation of SFAS 149 did not have a material effect on our consolidated financial statements as of and for the period ended December 31, 2003, as it did not have any derivative instruments or hedging arrangements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable, as well as certain other financial instruments, be classified as liabilities in the financial statements. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective beginning with our second quarter of 2004. The provisions of this statement did not have a material impact on our consolidated financial statements as of and for the period ended December 31, 2003.

On September 9, 2003, the Accounting Standards Executive Committee, or AcSEC, of the American Institute of Certified Public Accountants voted to approve a Statement of Position, or SOP, “Accounting for Certain Costs and Activities Related to Property, Plant, and Equipment.” The SOP is expected to be presented for approval by the FASB in the second quarter of 2004. If approved, the SOP would require us to expense as incurred some or all of the recertification costs in connection with the drydocking of our vessels. The SOP was undertaken to clarify the diversity in practice that exists in accounting for these and other costs related to property, plant and equipment and has an anticipated effective date for years ending after December 15, 2005. We will continue to monitor the progress related to the potential new rules and their impact on our consolidated financial statements.

Change in Independent Public Accountants and Auditors

Effective June 24, 2002, we dismissed Arthur Andersen LLP as our independent public accountants and auditors and engaged Ernst & Young LLP as our new independent public accountants and auditors. The decision to change our independent public accountants and auditors was approved by our board of directors upon the recommendation of its audit committee. The initial engagement of Ernst & Young LLP was to reaudit each of the three years in the period ended December 31, 2001.

Arthur Andersen’s reports on our consolidated financial statements for the years ended December 31, 2001 and 2000, respectively, did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, during the two years ended December 31, 2001 and the subsequent interim period preceding the decision to change independent public accountants and auditors, there was no disagreement with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Arthur Andersen, would have caused it to make a reference to the subject matter of the disagreement in connection with its reports covering such periods, and there were no other events relating to Arthur Andersen’s service as our independent public accountants and auditors that would have required disclosure under applicable Commission regulations.

We did not consult Ernst & Young LLP on any financial or accounting reporting matters in the period before its appointment.

Quantitative and Qualitative Disclosures About Market Risk

We have not entered into any derivative financial instrument transactions to manage or reduce market risk or for speculative purposes.

We are subject to interest rate risk on our long-term fixed interest rate senior notes. In general, the fair market value of debt with a fixed interest rate will increase as interest rates fall. Conversely, the fair market value of debt will decrease as interest rates rise. The senior notes accrue interest at the rate of 10 5/8% per annum and mature on August 1, 2008. There are no scheduled principal payments under the senior notes prior to the maturity date. Our revolving credit facility has a variable interest rate and, therefore, is not subject to interest rate risk.

Our operations are primarily conducted between U.S. ports, including along the coast of Puerto Rico, and historically we have not been exposed to foreign currency fluctuation. However, as we expand our operations to international markets, we may become exposed to certain risks typically associated with foreign currency fluctuation. We currently have fixed time charters for three of our OSVs for service in Trinidad & Tobago. Although such contracts are denominated and will be paid in U.S. Dollars, value added tax (“VAT”) payments are paid in Trinidad dollars which creates an exchange risk related to currency fluctuations. In addition, we are currently operating under a fixed time charter with one of our other OSVs for service in Mexico. Although we are paid in U.S. Dollars, there is an exchange risk to foreign currency fluctuations related to the payment terms of such time charter. To date, we have not hedged against any foreign currency rate fluctuations associated with foreign currency VAT payments or other foreign currency denominated transactions arising in the normal course of business. We continually monitor the currency exchange risks associated with conducting international operations. To date, gains or losses associated with such fluctuations have not been material.

BUSINESS

General

We are a leading provider of technologically advanced, new generation OSVs serving the offshore oil and gas industry, primarily in the U.S. Gulf of Mexico and in select international markets. The focus of our OSV business is on complex exploration and production activities, which include deepwater, deep well and other logistically demanding projects. We are also a leading transporter of petroleum products through our tug and tank barge segment serving the energy industry, primarily in the northeastern United States and Puerto Rico.

In the mid-1990s, oil and gas producers began seeking large hydrocarbon reserves at deeper well depths using new, specialized drilling and production equipment. We recognized that the existing fleet of conventional 180' OSVs operating in the U.S. Gulf of Mexico was not designed to support these more complex projects or to operate in the challenging environments in which they were conducted. Therefore, in 1997, we began a program to construct new generation OSVs based upon the proprietary designs of our in-house team of naval architects. Since that time, we have constructed 17 new generation OSVs using these proprietary designs, and expanded our fleet with the acquisitions of a total of six additional new generation OSVs. Our fleet of 23 OSVs is among the youngest fleets in the industry with an average age of approximately three years. Upon completion of this offering, we will be the only publicly traded company with a significant fleet of U.S.-flagged, new generation OSVs.

Our OSVs were purposefully designed with the flexibility to meet the diverse needs of our clients in all stages of their exploration and production activities. As a result, all of our OSVs have enhanced capabilities that allow them to more effectively support premium drilling equipment required for deep drilling and related specialty services. In contrast to conventional 180' OSVs, our vessels have dynamic positioning capability, as well as greater storage and off-loading capacity. We are capable of providing OSV services to our customers anywhere in the world and we are actively pursuing additional contracts in select international markets.

Historically, demand for our OSV services has been primarily driven by the drilling of deep wells, whether in the deepwater or on the U.S. Continental Shelf, and other complex exploration and production projects that require specialized drilling and production equipment. In addition, our new generation OSVs are increasingly in demand by our customers for conventional drilling projects because of the ability of our OSVs to reduce overall offshore logistics costs for the customer through the vessels’ greater capacities and operating efficiencies.

According to the Minerals Management Service, or MMS, in 2002 the deepwater region accounted for 68% of total U.S. Gulf of Mexico oil production and 38% of total U.S. Gulf of Mexico natural gas production, up substantially from 4% and 1%, respectively, in 1990. In addition, the MMS estimates that deep reservoirs on the Continental Shelf may hold up to 55 tcf of undiscovered natural gas. This potential reserve base compares favorably to the current total of approximately 26 tcf of proven natural gas reserves in the entire U.S. Gulf of Mexico. Our new generation OSVs are also well-suited for drilling in logistically demanding projects and frontier areas, where support infrastructure is severely limited.

Our tug and tank barge fleet consists of 12 ocean-going tugs, 16 ocean-going tank barges and one coastwise tanker. We believe our tug and tank barge business complements our OSV business by providing additional revenue and geographic diversification, while allowing us to offer another line of services to integrated oil and gas companies. Demand for our tug and tank barge services is primarily driven by the level of refined petroleum product consumption in the northeastern United States and Puerto Rico, our core operating markets. The Energy Information Administration, or EIA, projects that refined petroleum product consumption in the East Coast region of the United States will increase by an average of 1.7% per year from 2002 to 2010. Demand for refined petroleum products is primarily driven by population growth, the strength of the U.S. economy, seasonal weather patterns, oil prices and competition from alternate energy sources.

Offshore Supply Vessels

The OSV Industry

OSVs primarily serve exploratory and developmental drilling rigs and production facilities and support offshore construction and subsea maintenance activities. OSVs differ from other types of marine vessels in their cargo carrying flexibility and capacity. In addition to transporting deck cargo, such as pipe or drummed material and equipment, OSVs also transport liquid mud, potable and drilling water, diesel fuel, dry bulk cement and personnel between shore bases and offshore rigs and facilities. In general, demand for OSVs, as evidenced by dayrates and utilization rates, is primarily related to offshore oil and natural gas exploration, development and production activity, which in turn is influenced by a number of factors, including oil and natural gas prices and the drilling budgets of offshore exploration and production companies.

OSVs operate worldwide, but are generally concentrated in relatively few offshore regions with high levels of exploration and development activity such as the Gulf of Mexico, the North Sea, Southeast Asia, West Africa, Brazil and the Middle East. While there is some vessel migration between regions, key factors such as mobilization costs, vessel suitability and government statutes prohibiting foreign-flagged vessels from operating in certain waters generally limit such migration.

The U.S. Gulf of Mexico is a critical oil and natural gas supply basin for the United States, accounting for 30% and 25%, respectively, of total U.S. oil and natural gas production in 2002. Offshore oil and natural gas drilling and production in the U.S. Gulf of Mexico occurs on the Continental Shelf and in the deepwater. Drilling activity on the Continental Shelf has historically been limited to shallow wells, or wells with true vertical depths of less than 15,000'. More recently, however, operators have begun to increasingly focus exploratory efforts on deep wells and natural gas reserves located below 15,000'. These deep prospects are largely undeveloped, but are believed to contain significant reserves.

While the shallow waters of the Continental Shelf have been actively explored for decades, relatively few deep wells have been drilled historically due to the high cost associated with these wells. The dry hole cost of a typical Continental Shelf well drilled from 8,000' to 12,000' generally ranges from $4 million to $8 million, while the dry hole cost for a deep well drilled in a similar location but to 15,000' or more can range from $10 million to $25 million. The higher costs associated with the drilling of deep wells can be attributed to, among other things, the need for specialized, high-end drilling rigs and related equipment, greater volumes of downhole materials such as liquid mud, tubular products, and cement, and longer drilling times.

Despite the higher costs associated with deep well Continental Shelf drilling, operators, especially those in search of natural gas, have continued to demonstrate interest. This interest is driven by, among other things, the potential for the discovery of significant natural gas reserves. The MMS estimates that there may be up to 55 tcf of undiscovered, conventionally recoverable, deep well natural gas on the Continental Shelf. Moreover, the abundance of existing platforms, production facilities and pipelines on the Continental Shelf allow new deep gas to flow quickly to market. In addition, MMS data indicates that higher natural gas production rates can be expected from wells drilled on the Continental Shelf below 16,000'. Furthermore, the MMS royalty relief programs enacted in 2001, and expanded in August 2003 and again in January 2004, have stimulated interest by reducing the development costs of these deep wells. The combination of these factors partly compensates for the higher drilling costs of deep wells on the Continental Shelf and can allow operators to commercially produce discovered reserves in this market. While drilling on the Continental Shelf has declined, gas production data from 2000 to 2003 provided by IHS Energy, an energy research company, suggests an increasing focus on deep wells on the Continental Shelf. From 2000 to 2003, gas production from deep wells as a percentage of total wells on the Continental Shelf increased from 22% to 30%.

Recent discoveries of large hydrocarbon reserves in deepwater fields in the Gulf of Mexico and at deeper well depths on the Continental Shelf have resulted in increased developmental and exploratory drilling activities in these areas. The deepwater region of the U.S. Gulf of Mexico is an increasingly important source of oil and natural gas production with many unexplored areas of potential oil and natural gas reserves. According to the 2004 Deepwater and Ultra Deepwater Report of Infield Systems Limited, an international energy research firm, the U.S. Gulf of Mexico had 58 deepwater projects developed between 1999 and 2003, and an additional 79 deepwater projects have been identified for development between 2004 and 2008.

Because oil and natural gas exploration, development and production costs in the shallow well Continental Shelf market are generally lower than those in the deepwater or deep well environments, shallow well drilling activity on the Continental Shelf is typically more sensitive to fluctuations in commodity prices, particularly the price of natural gas. Accordingly, actual or anticipated decreases in oil and natural gas prices generally result in reduced offshore drilling activity and correspondingly lower demand for the conventional 180' OSVs serving the shallow well Continental Shelf market. This causes a corresponding decline in OSV dayrates and utilization rates in that market. In contrast, the relatively larger capital commitments and longer lead times and investment horizons associated with deepwater, particularly ultra-deepwater, and deep well developments make it less likely that an operator will abandon such projects in response to a short-term decline in oil or natural gas prices. Dayrates and utilization rates for new generation OSVs that serve the deepwater and deep well markets are, therefore, generally less sensitive to short-term commodity price fluctuations and tend to be more stable than dayrates and utilization rates for OSVs serving the shallow well Continental Shelf market.

According to our analysis of the industry and data compiled from various industry sources, including the U.S. Coast Guard, we estimate that the U.S.-flagged OSV fleet currently totals 353 vessels, substantially all of which are located in the Gulf of Mexico. Of this total, 246, or 70% are conventional 180' OSVs that primarily operate on the Continental Shelf. The remaining 107 vessels are new generation OSVs that primarily operate in the deepwater Gulf of Mexico. However, during soft markets conditions in the deepwater, these modern vessels have increasingly migrated at premium dayrates to conventional drilling environments, such as the U.S. Continental Shelf, Mexico and Trinidad & Tobago. Of the conventional OSV fleet, a significant number are currently cold-stacked. Vessels that are cold-stacked have generally been removed from active service by the operator due to lack of demand. In contrast, we believe there are currently no new generation OSVs cold-stacked.

The Market for New Generation OSVs

Complex exploration and production projects require specialized equipment and higher volumes of supplies to meet the more difficult operating environment associated with such offshore developments. In order to better serve these projects and meet customer demands, new generation OSVs, including our entire OSV fleet, are designed with larger capacities, including greater liquid mud and dry bulk cement capacities, as well as larger areas of open deck space than conventional 180' OSVs. These features are essential to the effective servicing of deepwater drilling projects, which are often distant from shore-based support infrastructure, because they allow a vessel to make fewer trips to supply the liquid mud, drilling water, dry bulk cement and other needs of the customer. In addition,

OSVs operating in deepwater environments generally require dynamic positioning, or anchorless station-keeping capability, primarily because customers’ safety procedures preclude OSVs from tying up to deepwater installations, and to enable continued operation in adverse weather conditions. We believe that conventional 180' OSVs, substantially all of which lack dynamic positioning capability and sufficient on-deck or below-deck cargo capacity, are not capable of operating effectively or economically in the deepwater market. In addition, certain ports have draft or other logistical impediments, which limit the pool of new generation vessels capable of servicing such ports. Our proprietary vessels were designed to work under these shallow draft and logistically demanding conditions.

As a result of recent deepwater and deep well drilling activity, utilization rates for new generation OSVs in the U.S. Gulf of Mexico have averaged approximately 95% over the last two years while the average utilization rate for the conventional 180' OSV fleet over the same period has been approximately 73%. Additional utilization for new generation OSVs has come from increasing demand for these vessels in support of conventional shelf drilling projects. Moreover, during the same two-year period, average dayrates for new generation OSVs were generally more than double the average dayrates of conventional 180' OSVs. Given the recent and expected deepwater and deep well activity, we believe that the supply of new generation OSVs, including vessels currently available and vessels being constructed under announced construction plans, is more than sufficient to meet the current and near term demand for such vessels. Long-term projections of deepwater and deep well activity, however, indicate a potential shortage of new generation OSVs. Furthermore, although U.S.-flagged vessels operating in overseas locations may be remobilized to the U.S. Gulf of Mexico, historically such re-mobilization has been limited.

Our OSV Business

We currently own and operate a fleet of 23 new generation OSVs. Our in-house engineering team, using our proprietary designs, built 17 of our OSVs expressly to meet the demands of deepwater regions and other complex drilling projects. Our in-house engineering team possesses significant vessel operating experience. Drawing from this experience, we work closely with potential charterers to design vessels specifically to meet their anticipated needs. This is particularly the case when the charterer will operate a project that could have a duration of more than 20 years and require expenditures exceeding $1 billion. All of our vessels have up to three times the dry bulk capacity and deck space, two to ten times the liquid mud capacity and two to four times the deck tonnage compared to conventional 180' OSVs. The advanced cargo handling systems of our 17 proprietary OSVs allow for dry bulk and liquid cargos to be loaded and unloaded three times faster than conventional 180' OSVs, while the solid state controls of their engines typically result in a 20% greater fuel efficiency than vessels powered by conventional engines. In addition, our larger classes of proprietary OSV designs, designated by us as our 240 ED and 265 classes, were designed, in part, to supply the substantially greater liquid mud volume and other cargo capacity required for ultra-deepwater drilling. We believe that the customers’ recognition of the superior capabilities of our proprietary OSVs has contributed to our ability to achieve higher dayrates and utilization rates and increased overall operating cost efficiencies than our competitors.

All of our new generation OSVs are equipped with dynamic positioning systems and controllable pitch thrusters, which allow our vessels to maintain position within minimal variance, and state-of-the-art safety, emergency power, fire alarm and fire suppression systems and systems monitoring equipment. The unique hull design and integrated rudder and thruster system of our 17 proprietary OSVs provide for a more maneuverable vessel. These proprietary vessels also have double-bottomed and double-sided hulls that minimize environmental impact in the event of vessel collisions or groundings, solid state controls that minimize visible soot and polluting gases and zero discharge sewage and waste systems that minimize the impact on marine environments. In addition, these 17 vessels are either fully SOLAS (Safety of Life at Sea) certified or SOLAS ready. SOLAS is the international convention that regulates the technical characteristics of vessels for purposes of ensuring international standards of safety for vessels engaged in commerce between international ports. These features allow us to market our proprietary OSVs for service in international waters.

Our technologically advanced, new generation OSVs are also capable of providing specialty services in support of certain of our customers, including well stimulation, remotely operated vehicles, or ROVs, used in oilfield subsea construction and maintenance, underwater inspections, marine seismic operations, and certain non-energy applications such as fiber optics cable installation, military work and containerized cargo transportation. Compared to conventional 180' OSVs, our OSVs have more dead weight capacity, deck space, and berthing accommodations, improved maneuverability and greater fuel efficiency. We believe these characteristics strengthen demand for our OSVs in specialty situations. Two of our vessels, the HOS Innovator and the HOS Dominator, currently provide ROV subsea construction and maintenance support for a large oilfield service company under contracts that each have an initial term of three years. The BJ Blue Ray provides deepwater well stimulation support services for another large oilfield service company under a contract with a five-year initial term. This vessel was the first U.S.-flagged well stimulation vessel to receive the American Bureau of Shipping WS and DPS2 class notations. We believe the BJ Blue Ray is one of the most technologically sophisticated well stimulation vessels in the world.

On June 26, 2003, we completed the acquisition of five 220' new generation OSVs from Candy Fleet. Following the completion in July 2003 of a private placement of our common stock and satisfaction of certain other conditions, on August 6, 2003 we acquired an additional 220' new generation OSV from Candy Fleet. These six vessels complement our existing OSV fleet and have allowed us to expand our service offerings to clients, particularly those drilling wells on the Continental Shelf.

The following table provides information, as of March 1, 2004, regarding our existing fleet of OSVs.

Offshore Supply Vessels(1)

Name	Class	Current Service Function	Built (Acquired)	Deadweight (long tons)	Brake Horsepower
BJ Blue Ray	265	Well Stimulation	November 2001	3,756	6,700
HOS Brimstone	265	Supply	June 2002	3,756	6,700
HOS Stormridge	265	Supply	August 2002	3,756	6,700
HOS Sandstorm	265	Supply	October 2002	3,756	6,700
HOS Bluewater	240 ED	Supply	March 2003	2,850	4,000
HOS Gemstone	240 ED	Supply	June 2003	2,850	4,000
HOS Greystone	240 ED	Supply	September 2003	2,850	4,000
HOS Silverstar	240 ED	Supply	January 2004(2)	2,850	4,000
HOS Innovator	240 E	ROV Support(3)	April 2001	2,380	4,500
HOS Dominator	240 E	ROV Support(3)	February 2002	2,380	4,500
HOS Deepwater	240	Supply	November 1999	2,250	4,500
HOS Cornerstone	240	Supply	March 2000	2,250	4,500
HOS Explorer	220	Supply	February 1999 (June 2003)	1,607	3,900
HOS Express	220	Supply	September 1998 (June 2003)	1,607	3,900
HOS Pioneer	220	Supply	June 2000 (June 2003)	1,607	4,200
HOS Trader	220	Supply	November 1997 (June 2003)	1,607	3,900
HOS Voyager	220	Supply	May 1998 (June 2003)	1,607	3,900
HOS Mariner	220	Supply	September 1999 (August 2003)	1,607	3,900
HOS Crossfire	200	Supply	November 1998	1,750	4,000
HOS Super H	200	Supply	January 1999	1,750	4,000
HOS Brigadoon	200	Supply	March 1999	1,750	4,000
HOS Thunderfoot	200	Supply	May 1999	1,750	4,000
HOS Dakota	200	Supply	June 1999	1,750	4,000

(1)	We have also bareboat chartered a newly constructed 165' crewboat, which we named the HOS Hotshot. We have an option to purchase this vessel during the term of the charter.
(2)	The vessel was delivered from the shipyard on January 21, 2004 and, after further modifications, commenced service on March 3, 2004 as it was mobilized to Trinidad & Tobago.
(3)	The term “ROV” means remotely operated vehicle.

We have designed and constructed five distinct classes of proprietary OSVs and added a sixth class, through the acquisitions of six OSVs from Candy Fleet, to meet the diverse needs of the offshore oil and gas industry. The following table provides a comparison of certain specifications and capabilities of our new generation OSVs to conventional 180' OSVs.

		Our Proprietary Design OSV Classes					Acquired OSVs
	Conventional 180' OSV(1)	200	240	240 E	240 ED	265	220
Size
Class length overall (ft.)	180	200	240	240	240	265	220
Breadth (ft.)	40	54	54	54	54	60	46
Depth (ft.)	14	18	18	18	20	22	17
Maximum draft (ft.)	12	13	13	13	14.5	16	13.7
Deadweight (long tons)	950	1,750	2,250	2,380	2,850	3,756	1,607
Clear deck area (sq. ft.)	3,450	6,580	8,836	8,100	8,100	9,212	5,472
Capacity
Fuel capacity (gallons)	79,400	90,000	151,800	135,100	104,210	151,800	114,490
Fuel pumping rate (gallons per minute)	275	550	550	550	550	500	380
Drill water capacity (gallons)	120,000	240,000	240,000	240,000	311,000	413,000	99,000
Dry bulk capacity (cu. ft.)	4,000	7,000	8,400	8,400	6,000	10,800	8,040
Liquid mud capacity (barrels)	1,200	3,640	6,475	6,475	8,300	10,500	2,955
Liquid mud pumping rate (gallons per minute)	250	500	1,000	1,000	1,000	1,000	1,200
Potable water capacity (gallons)	11,500	52,200	52,200	52,200	30,400	20,430	26,800
Machinery
Main engines (horsepower)	2,250	4,000	4,000	4,000	4,000	6,700	3,900
Auxiliaries (number)	2	3	3	3	3	3	2
Total rating (kw)	200	750	750	750	750	860	250
Bow thruster (horsepower)	325	800	1,600	1,600	1,600	2,400	530
Type of Pitch	Fixed	Controllable	Controllable	Controllable	Controllable	Controllable	Fixed
Stern thruster (horsepower)	None	300	300	800	800	1,600	300
Type of Pitch	—	Controllable	Controllable	Controllable	Controllable	Controllable	Fixed
Fire fighting (gallons per minute)	None	1,250	2,700	2,700	2,700	2,700	2,600
Dynamic positioning(2)	None	DP0,1	DP1	DP2	DP2	DP2,3	DP0,1
Crew Requirements
Number of personnel(3)	5	6	6	7	7	8	6

(1)	Statistics are for a typical 180' class vessel. Actual specifications and capabilities may vary from vessel to vessel.
(2)	Dynamic positioning permits a vessel to maintain position without the use of anchors. The numbers “0,” “1,” “2” and “3” refer to increasing levels of technical sophistication and system redundancy features.
(3)	Regulatory manning requirements; depending on the services provided, operators may man vessels with more crew than required by regulations.

Tugs and Tank Barges

The Tug and Tank Barge Industry

Introduction.     The domestic tank barge industry provides marine transportation of crude oil, petroleum products and petrochemicals by tug and tank barge, and is a critical link in the U.S. petroleum distribution chain. Petroleum products are transported in the northeastern United States through a vast network of terminals, tankers and pipelines. We believe, based upon our analysis of the industry, that in the northeastern United States approximately 430 million barrels of petroleum products are transported annually by tank barges. Additionally, the

EIA estimates that in Puerto Rico, our other core area of operation, approximately 70 million barrels of petroleum products are transported annually.

Demand for tug and tank barge services in the northeastern United States is primarily driven by population growth, the strength of the U.S. economy, seasonal weather patterns, oil prices and competition from alternate energy sources. According to the EIA, demand for petroleum products in the northeastern United States is expected to increase approximately 1.7% annually through 2010, which we believe will generate steadily increasing demand for the tank barge industry.

The largest single tank barge market in the northeastern United States is New York Harbor. Imported petroleum products are primarily delivered to New York Harbor as it has the capacity to receive products in cargo lots of 50,000 tons or more per tanker. By contrast, draft limitations in most New England ports and drawbridge limitations in Boston and Portland, Maine limit the average cargo carrying capacity of direct imports into many of the largest New England ports to about 30,000 tons per tanker. As a result, ships importing directly into New England must frequently discharge in multiple ports or terminals or transfer cargos to tank barges. As existing single-hulled tankers are retired due to age or as mandated under OPA 90, they are typically replaced by larger tankers. These larger-sized tankers are being built to facilitate the importation of crude oil and petroleum products into the United States. The volume of imported crude oil and petroleum products is expected to grow at a compound annual rate of 2.4% through 2025, according to the EIA. As larger petroleum tankers are being built, we believe that direct delivery into New York Harbor will generate increased tank barge demand for lightering services and further shipment to New England, the Hudson River and Long Island.

Oil Pollution Act of 1990.     OPA 90 mandates that all single-hulled tank vessels operating in U.S. waters be removed from service according to a time schedule. Data provided by a U.S. Coast Guard report dated September 2001 indicates that 5.5 million barrels of single-hulled tank barge capacity would need to be retired by 2005 and an additional 3.5 million barrels by 2010, as mandated by OPA 90. According to the report, this represented on a cumulative basis as of each such retirement date, 22% and 36%, respectively, of the total 24.9 million barrel single- and double-hulled tank barge capacity that existed in 2001. The following chart illustrates the capacity of tank vessels that must be removed from service from 2000 through 2014. We believe that, absent a substantial increase in the number of double-hulled vessels constructed in the industry, this reduction in capacity, assuming steady demand, may favorably impact dayrates and utilization of the remaining tank barges, including our own.

Based on data contained in the United States Coast Guard Report to Congress on the Progress to Replace Single Hull Tank Vessels with Double Hull Tank Vessels, dated September 2001.

Additionally, OPA 90 requires that owners or operators of tankers operating in U.S. waters submit vessel spill response plans to the U.S. Coast Guard for approval and operate according to the plans upon approval. Our vessel response plans have been approved by the U.S. Coast Guard, and all of our crew members have been trained to comply with these guidelines. For further discussion of OPA 90 see “—Environmental and Other Governmental Regulation” below.

Our Tug and Tank Barge Business

We provide marine transportation, distribution and logistics services in the northeastern United States, Puerto Rico and the U.S. Gulf of Mexico with our fleet of 12 ocean-going tugs and 16 ocean-going tank barges. We provide our services to major oil companies, refineries and oil traders. Generally, a tug and tank barge work together as a “tow” to transport refined or bunker grade petroleum products. Our tank barges carry petroleum products that are typically characterized as either “clean” or “dirty.” Clean products are primarily gasoline, home heating oil, diesel fuel and jet fuel. Dirty products are mainly crude oils, residual crudes and feedstocks, heavy fuel oils and asphalts.

Our tugs and tank barges serve the northeastern U.S. coast, primarily New York Harbor, by transporting both clean and dirty petroleum products to and from refineries and distribution terminals. Our tugs and tank barges also transport both clean and dirty petroleum products from refineries and distribution terminals in Puerto Rico to the Puerto Rico Electric Power Authority and to utilities located on other Caribbean islands. In addition, we provide ship lightering, bunkering and docking services in these markets and are well positioned to provide such services to the increasing number of new tankers that are too large to make direct deliveries to distribution terminals and refineries.

On May 31, 2001, we acquired nine ocean-going tugs and nine ocean-going tank barges from the Spentonbush/Red Star Group, composed of certain affiliates of Amerada Hess, as well as the business related to these tugs and tank barges, greatly expanding our capacity in the northeastern United States and increasing our market share of the coastwise trade on the U.S. upper east coast. As part of the acquisition, Amerada Hess entered into a long-term contract of affreightment with us pursuant to which Amerada Hess has committed to use us as its exclusive marine logistics provider and transporter of liquid petroleum products by tank barge in the northeastern United States. Under this contract, Amerada Hess has committed to ship a minimum of 45 million barrels annually for an initial period from June 1, 2001 through March 31, 2006 with options to renew for subsequent periods by mutual agreement. Also under the contract, we have the opportunity, on a reasonable commercial efforts basis, to coordinate the marine logistics for Amerada Hess in the southeastern United States, subject to Amerada Hess’s right to cancel within 30 days after December 31 of each year of the contract. The contract of affreightment will provide us with a significant source of revenues over the life of the contract. Our contract of affreightment allows Amerada Hess to reduce its minimum annual cargo volume commitment subject to significant adjustment penalties. Because the tank barge market in the northeastern United States is currently operating at or near capacity, we believe that we would be able to replace through other customers any volumes that Amerada Hess does not transport as contemplated by the contract.

One of our tank barges is double-hulled and is not subject to OPA 90 retirement dates. Ten of our 15 single-hulled tank barges are not required under OPA 90 to be retired or double-hulled until 2015. Of our remaining five single-hulled tank barges, three are required to be retired or modified before 2005 and two in 2009. In recognition of their upcoming retirements, we have recently commenced construction of two double-hulled, ocean-going tank barges that are expected to be delivered in December 2004 and we are evaluating plans for the construction or retrofit of a third tank barge. Our coastwise tanker is not subject to OPA 90 retirement dates. Based on the remaining lives of the majority of our tank barge fleet under

OPA 90, we believe we are well positioned to obtain additional customers in the northeastern United States, as a large portion of currently available capacity in that market is required to be removed from service or be substantially reconstructed by 2005.

The following tables provide information, as of March 1, 2004, regarding the tugs, tank barges and the coastwise tanker we own and the two double-hulled tank barges currently under construction.

Ocean-Going Tugs

Name	Gross Tonnage		Length (feet)	Year Built		Brake Horsepower
Ponce Service	190		107	1970		3,900
Caribe Service	194		111	1970		3,900
Atlantic Service	198		105	1978		3,900
Brooklyn Service	198		105	1975		3,900
Gulf Service	198		126	1979		3,900
Tradewind Service	183		105	1975		3,200
Yabucoa Service	183		105	1975		3,000
Spartan Service	126		102	1978		3,000
Sea Service	173		109	1975		2,820
North Service	187		100	1978		2,200
Bayridge Service	194		100	1981		2,000
Stapleton Service	146		78	1966		1,530
Ocean-Going Tank Barges and Coastwise Tanker
Name	Barrel Capacity		Length (feet)	Year Built		OPA 90 Date(1)
Ocean-Going Tank Barges:
Energy 13501	135,000	est.	450	TBD	(2)	N/A
Energy 11101	111,844		420	1979		2009
Energy 11102	111,844		420	1979		2009
Energy 11001	110,000	est.	390	TBD	(2)	N/A
Energy 9801	97,432		390	1967		2005
Energy 9501	94,442		346	1972		2005
Energy 8701	86,454		360	1976		2005
Energy 8001(3)	81,364		350	1996		N/A
Energy 7002	72,693		351	1971		2015
Energy 7001	72,016		300	1977		2015
Energy 6505	65,710		328	1978		2015
Energy 6504	66,333		305	1958		2015
Energy 6503	65,145		327	1988		2015
Energy 6502	64,317		300	1980		2015
Energy 6501	63,875		300	1974		2015
Energy 5501	57,848		341	1969		2015
Energy 2201	22,556		242	1973		2015
Energy 2202	22,457		242	1974		2015
Coastwise Tanker:
Energy Service 9001(4)	—		402	1992		N/A

TBD:	To be determined.
N/A:	OPA 90 limitations are not applicable to this vessel.

(1)	Prior to January 1 of the year indicated (except for the Energy 11101 for which the date is June 1), according to OPA 90, the vessel must be refurbished as a double hull or be retired from service in U.S. waters. For a discussion of OPA 90 see “—Environmental and Other Governmental Regulation” below.
(2)	Currently under construction with delivery anticipated in December 2004.
(3)	This vessel, formerly known as the T/B Kilchis, is a double-hulled tank barge that was acquired on February 28, 2003. Upon closing, we renamed this vessel the Energy 8001.
(4)	This coastwise tanker, formerly known as the M/V W.K. McWilliams, Jr., acquired on November 15, 2001, is not currently certified to transport petroleum products and, therefore, barrel capacity is not applicable to this vessel.

Our Competitive Strengths

Technologically Advanced Fleet of New Generation OSVs.    Our technologically advanced, new generation OSVs were designed with the specifications necessary for operations in complex and challenging drilling environments, including deepwater, deep well and other logistically demanding projects. Our new generation OSVs have significantly more capacity and operate more efficiently than conventional 180' OSVs. While operators are especially concerned with a vessel’s ability to avoid collisions with multi-million dollar drilling rigs or production platforms during adverse weather conditions, they are hesitant to stop operations under such conditions due to the high daily cost of halting such complex operations. Our proprietary vessels incorporate sophisticated technologies and are designed specifically to operate safely in complex exploration and production environments. These technologies include dynamic positioning, roll reduction systems and controllable pitch thrusters, which allow our vessels to maintain position with minimal variance, and our unique cargo handling systems, which permit high volume transfer rates of liquid mud and dry bulk. We believe that we earn higher average dayrates and maintain higher utilization rates than our competitors due to the superior capabilities of our OSVs, our six-year track record of safe and reliable performance and the collaborative efforts of our in-house design team in providing marine engineering solutions to our customers.

Young OSV Fleet with Lower Cost of Ownership.    We believe that we operate the youngest fleet of U.S.-flagged OSVs. While the average age of the conventional 180' U.S.-flagged OSV fleet is approximately 24 years, the average age of our OSV fleet is approximately three years. Newer vessels generally experience less downtime and require significantly less maintenance and scheduled drydocking costs compared to older vessels. The average intermediate drydocking for recertification for one of our OSVs generally lasts five to ten days in the shipyard and costs approximately $0.3 million. In contrast, the typical drydocking for recertification of a conventional 180' OSV may last up to 90 days in the shipyard and can cost as much as $1.5 million. We believe that our operation of new, technologically advanced OSVs gives us a competitive advantage in obtaining long-term contracts for our vessels and in attracting and retaining crews. Since we accepted delivery of our first OSV in November 1998, the average utilization rate for our OSVs has been approximately 94%. According to ODS-Petrodata, the U.S. Gulf of Mexico industry average was approximately 73% over the same time period, based on vessels available for service. We expect that our newer, larger, faster and more cost-efficient vessels will remain in high demand as deepwater and other complex and challenging exploration, development and production activities continue to increase globally.

Commitment to Safety and Quality.     As part of our commitment to safety and quality, we have voluntarily pursued and received certifications that are not generally held by other companies in our industry. We have formerly maintained certifications to the requirements of the International Standards Organization, or ISO, Standards 9002 and 14000 for quality and environmental management, respectively, from the International Standards Organization with respect to the eight tugs and nine tank barges acquired from the Spentonbush/Red Star Group. We are one of the few OSV companies operating in the U.S. Gulf of Mexico that is approved under the U.S. Coast Guard’s Streamlined Inspection Program in which we and the Coast Guard cooperate to develop training, inspection and compliance processes, with our personnel conducting periodic examinations of vessel systems to the requirements of the vessels’ Coast Guard certifications, and taking corrective actions where necessary. Both of our principal office locations in Covington, Louisiana and Brooklyn, New York, as well as the majority of our vessels, including all of our OSVs and our tugs and tank barges acquired from the Spentonbush/Red Star Group, are also certified under the International Safety Management Code, or ISM Code, developed by the International Maritime Organization to provide internationally recognized standards for the safe management and operation of ships and for pollution prevention. We are currently combining the ISO and ISM certification of our fleetwide operations to standards of the American Bureau of Shipping’s Safety, Quality and Environmental Certification, or ABS SQE, which integrates the elements of these certifications into a single program. Quality, Safety and Environmental

Certificates are an increasingly important consideration for both our OSV and tank barge customers due to the environmental and regulatory sensitivity associated with offshore drilling and production activity and waterborne transportation of petroleum products, respectively. We believe that customers recognize our commitment to safety and that our strong reputation and performance history provide us with a competitive advantage.

Leading Market Presence in Core Target Markets.    Our 23 OSVs comprise the second largest fleet of technologically advanced, new generation OSVs qualified for work in the U.S. Gulf of Mexico. Currently, 19 of our 23 OSVs operate in that area. We also operate one of the largest fleets of tugs and tank barges for the transportation of petroleum products in Puerto Rico and believe that we are the fourth largest tank barge transporter of petroleum products in New York Harbor. We believe that having scale in our selected markets benefits our customers and provides us with operating efficiencies.

Successful Track Record of Vessel Construction and Acquisitions.    Our management has significant naval architecture, marine engineering and shipyard experience. We believe we are unique in the manner in which we design our own vessels and work closely with our contracted shipyards in their construction. We typically source and supply many of the manufactured components (owner-furnished equipment), comprising a large portion of the aggregate cost of a vessel, directly from vendors rather than through the shipyard. In addition to substantial cost savings, we believe our approach enables us to better control the construction process, resulting in a higher quality vessel and an enhanced level of service from these vendors during the applicable warranty periods. We believe that our history of designing and constructing 17 new generation OSVs on time and on budget provides us with a competitive advantage in obtaining contracts for our vessels prior to their actual delivery. Our company has designed its operations and management systems in contemplation of additional growth through new vessel construction and acquisitions. To date, we have successfully completed and integrated four acquisitions involving 13 ocean-going tugs and 13 ocean-going tank barges, one acquisition of a coastwise tanker and two acquisitions involving six 220' new generation OSVs.

Favorable OPA 90 Fleet Status.    Data provided by a U.S. Coast Guard report dated September 2001 indicates that 5.5 million barrels of single-hulled tank barge capacity would need to be retired by 2005 and an additional 3.5 million barrels by 2010, as mandated by OPA 90. According to the report, this represented on a cumulative basis as of each such retirement date, 22% and 36%, respectively, of the total 24.9 million barrel single- and double-hulled tank barge capacity that existed in 2001. Because 10 of our 15 single-hulled tank barges are not required to be replaced or retrofitted with double hulls until 2015, we believe we have a competitive advantage over operators who have a higher percentage of single-hulled tank barges that must be retired or modified to add double hulls before 2010.

Experienced Management Team with Proven Track Record.    Our executive management team has an average of 20 years of domestic and international marine transportation industry-related experience. We believe that our team has successfully demonstrated its ability to grow our fleet through new construction and strategic acquisitions and to secure profitable contracts for our vessels in both favorable and unfavorable market conditions. Moreover, our in-house engineering team has significant operating experience that enables us to more effectively design and manage our new vessel construction program, adapt our vessels for specialized purposes, oversee and manage the drydocking process and provide custom marine engineering solutions to our customers. We believe this will continue to result in a lower overall cost of ownership over the life of our vessels compared to our competitors, as well as a competitive advantage in securing contracts for our OSVs as the benefits of our proprietary designs and in-house engineering capabilities are recognized by our customers.

Our Strategy

Apply Existing and Develop New Technologies to Meet our Customers’ Vessel Needs.    Our new generation OSVs are designed to meet the higher capacity and performance needs of our clients’

increasingly more complex drilling and production programs. In addition, our proprietary double-hulled tank barges currently under construction are designed to maximize transit speed, improve cargo through-put rates and enhance crew safety features. Our new generation OSVs are equipped with sophisticated propulsion and cargo handling systems, dynamic positioning capabilities and have larger capacities than conventional 180' OSVs. We are committed to applying existing and developing new technologies to maintain a technologically advanced fleet that will enable us to continue to provide a high level of customer service and meet the developing needs of our customers for OSVs and ocean- going tugs and tank barges, as well as other types of vessels that complement our two business segments. Improvements in exploration and production technologies have enabled operators to pursue larger scale, more complex drilling programs in remote locations and under more challenging operating conditions. We believe that the trend toward increasingly more complex projects will increase the demand for our technologically advanced fleet of new generation OSVs. Oil and natural gas exploration and development activity in these regions has increased recently as a result of several factors, including world-class exploration potential, improvements in exploration and production technologies for deepwater projects, and slowing or declining production from onshore and shallow water fields. We believe that deepwater regions worldwide and deep well drilling on the Continental Shelf will continue to be active areas for exploration and development in the foreseeable future, and that demand for our OSVs, which are uniquely equipped to serve the current and planned drilling programs in these markets, will continue to be strong.

Expand Fleet Through Newbuilds and Strategic Acquisitions.    We plan to expand our fleet through construction of new vessels, including construction of new generation OSVs and double-hulled tank barges as market conditions warrant, retrofitting of certain vessels and through strategic acquisitions. Market demand for vessels, including demand for new generation OSVs in domestic and international markets, will be the main determinant of the level and timing of construction of additional vessels. We believe that acquisition opportunities are likely to arise as consolidation continues in our two industry segments. We intend to use our expertise and experience to evaluate and execute strategic acquisitions where the opportunity exists to expand our service offerings in our core markets and create or enhance long-term client relationships. To date, we have completed seven acquisitions involving 33 vessels and have constructed 17 proprietary vessels, with two additional vessels expected for delivery in December 2004.

Pursue Optimal Mix of Long-Term and Short-Term Contracts.    We seek to balance our portfolio of customer contracts by entering into both long-term and short-term charters. Long-term charters, which contribute to higher utilization rates, provide us with more predictable cash flow. Most of our long-term charters contain annual dayrate escalation provisions. Short-term charters provide the opportunity to benefit from increasing dayrates in favorable market cycles. Currently, seven of our 23 OSVs operate under long-term charters, the initial terms of which range from one to five years. Our contract of affreightment with Amerada Hess for the services of tugs and tank barges in the northeastern United States has an initial term of June 1, 2001 through March 31, 2006. Our other tug and tank barge contracts typically have been renewed annually over the last several years.

Build Upon Existing Customer Relationships.    We intend to build upon existing customer relationships by expanding the services we offer to those customers with diversified marine transportation needs. Many integrated oil and gas companies require OSVs to support their exploration and production activities and ocean-going tugs and tank barges to support their refining, trading and retail distribution activities. Moreover, many of our customers that conduct operations internationally have expressed interest in chartering our OSVs in such markets. For example, we are operating three OSVs in Trinidad & Tobago for a customer with whom we have a long-standing relationship in the U.S. Gulf of Mexico. Currently, four of our new generation OSVs are chartered for use in international markets. Our management team has significant international experience and will continue to evaluate such opportunities.

Optimize Tug and Tank Barge Operations.    Due to OPA 90 phase-out requirements of single-hulled barges, the total barrel-carrying capacity of existing tank vessels transporting petroleum products domestically is projected to decline from its current level without a commensurate increase in newbuildings and retrofittings. In addition, the energy industry is increasingly outsourcing its marine transportation requirements and focusing on safety and reliability as a key determinant in awarding new business. We believe that these trends will improve the balance of supply and demand, and result in improved tank barge utilization and dayrates.

Customers and Charter Terms

Major oil companies, large independent oil and gas exploration, development and production companies and large oil service companies constitute the majority of our customers for our OSV services, while refining, marketing and trading companies constitute the majority of our customers for our tug and tank barge services. The percentage of revenues attributable to a customer in any particular year depends on the level of oil and natural gas exploration, development and production activities undertaken or refined petroleum products or crude oil transported by a particular customer, the availability and suitability of our vessels for the customer’s projects or products and other factors, many of which are beyond our control. For the year ended December 31, 2003, Amerada Hess Corporation accounted for more than 10% of our total revenues. Under the terms of our contract of affreightment with Amerada Hess, we are required to meet certain performance criteria and, if we fail to meet such criteria, Amerada Hess would be entitled to terminate the contract. Our contract of affreightment provides for minimum annual cargo volumes to be transported and allows Amerada Hess to reduce its minimum commitment, subject to significant adjustment penalties. Because the tank barge market in the northeastern United States is currently operating at or near capacity, we believe that we would be able to replace through other customers any volumes that Amerada Hess does not transport as contemplated by the contract. For a discussion of significant customers in prior periods, see note 14 of the notes to our consolidated financial statements.

We enter into a variety of contract arrangements with our customers, including spot and time charters, contracts of affreightment and consecutive voyage contracts. Our contracts are obtained through competitive bidding or, with established customers, through negotiation.

Currently, seven of our 23 OSVs operate under long-term charters. Most of the contracts for our OSVs contain early termination options in favor of the customer; however some have substantial early termination penalties designed to discourage the customers from exercising such options. Similarly, 12 of our 16 tank barges provide services under long-term contracts with initial terms of one year or longer. Since we commenced operations, our OSVs have performed services for approximately 64 different customers, and our tugs and tank barges have performed services for approximately 252 different customers. Because of the variety and number of customers historically using the services of our fleet, and the approximate balance between supply and demand in both the OSV and tug and tank barge markets, we believe that the loss of any one customer would not have a material adverse effect on our business.

Because we have established a reputation for on-time delivery and reliability, charterers have contacted us in certain circumstances to construct vessels to meet their needs. In such circumstances, we have generally contracted these specially designed vessels for three to five years, with renewal options, before construction is completed. Although we will design vessels to meet the specific needs of a charterer, we ensure in our design that customization does not preclude efficient operation of these vessels for other customers, for other purposes or in other situations.

Competition

We operate in a highly competitive industry. Competition in the OSV and ocean-going tug and tank barge segments of the marine transportation industry primarily involves factors such as:

•	quality and capability of the vessels;

•	ability to meet the customer’s schedule;

•	safety record;

•	reputation;

•	price; and

•	experience.

The terms of the Jones Act restrict the ability of vessels that are not built in the United States, registered under the laws of the United States and owned and managed by U.S. citizens to compete in the coastwise trade in the United States and Puerto Rico. See “—Environmental and Other Governmental Regulation” for a more detailed discussion of the Jones Act.

We do not anticipate significant competition in the near term from pipelines as an alternative method of petroleum product delivery in the northeastern United States or Puerto Rico. No pipelines are currently under construction that could provide significant competition to tank barges in the northeastern United States or Puerto Rico, nor are any new pipelines likely to be built in the near future due to cost constraints and logistical and environmental requirements.

We believe that prior to this offering, approximately 84% of the new generation OSVs currently operating in the U.S. Gulf of Mexico are owned by privately-held companies. We believe we operate the second largest fleet of new generation OSVs in the U.S. Gulf of Mexico, and upon completion of this offering, we will be the only publicly traded company with a significant fleet of U.S.-flagged, new generation OSVs. In contrast, approximately 75% of the conventional 180' OSVs operating on the Continental Shelf of the U.S. Gulf of Mexico are owned by publicly-traded companies. We operate one of the largest tank barge fleets in Puerto Rico and we believe that we are the fourth largest transporter by tank barge of petroleum products in New York Harbor. Most of our competitors in the tug and tank barge industry are privately held.

Although some of our principal competitors are larger and have greater financial resources and, with respect to OSVs, extensive international operations, we believe that our operating capabilities and reputation enable us to compete effectively with other fleets in the market areas in which we operate. In particular, we believe that the relatively young age and advanced features of our OSVs provide us with a competitive advantage. The ages of our OSVs range from one month to 76 months, while the average age of the industry’s conventional 180' U.S.-flagged OSV fleet is approximately 24 years. Retirement of older vessels has already commenced and we believe that many more of these older vessels will be retired in the next few years. The young age of our fleet, together with the advanced capabilities of our vessels, position us to take advantage of the expanding deepwater, deep well and other logistically demanding exploration and production projects in the U.S. Gulf of Mexico and around the world. In addition, our new generation OSVs are also increasingly in demand by our customers for conventional drilling projects because of the ability of our OSVs to reduce overall offshore logistics costs for the customer through the vessels’ greater capacities and operating efficiencies.

Environmental and Other Governmental Regulation

Our operations are significantly affected by a variety of federal, state, local and international laws and regulations governing worker health and safety and the manning, construction and operation of vessels. Certain U.S. governmental agencies, including the U.S. Coast Guard, the National Transportation Safety Board, the U.S. Customs Service and the Maritime Administration of the U.S. Department of Transportation, have jurisdiction over our operations. In addition, private industry organizations such as the American Bureau of Shipping oversee aspects of our business. The Coast Guard and the National Transportation Safety Board establish safety criteria and are authorized to investigate vessel accidents and recommend improved safety standards.

The U.S. Coast Guard regulates and enforces various aspects of marine offshore vessel operations. Among these are classification, certification, routes, drydocking intervals, manning requirements, tonnage requirements and restrictions, hull and shafting requirements and vessel documentation. Coast Guard regulations require that each of our vessels be drydocked for inspection at least twice within a five-year period.

Under Section 27 of the Merchant Marine Act of 1920, also known as the Jones Act, the privilege of transporting merchandise or passengers for hire in the coastwise trade in U.S. domestic waters is restricted to only those vessels that are owned and managed by U.S. citizens and are built in and registered under the laws of the United States. A corporation is not considered a U.S. citizen unless, among other things:

•	the corporation is organized under the laws of the United States or of a state, territory or possession of the United States;

•	at least 75% of the ownership of voting interests with respect to its capital stock is held by U.S. citizens;

•	the corporation’s chief executive officer, president and chairman of the board are U.S. citizens; and

•	no more than a minority of the number of directors necessary to constitute a quorum for the transaction of business are non-U.S. citizens.

We meet all of the foregoing requirements. If we should fail to comply with these requirements, our vessels would lose their eligibility to engage in coastwise trade within U.S. domestic waters. To facilitate compliance, our certificate of incorporation:

•	limits ownership by non-U.S. citizens of any class of our capital stock (including our common stock) to 20%, so that foreign ownership will not exceed the 25% permitted;

•	permits withholding of dividends and suspension of voting rights with respect to any shares held by non-U.S. citizens that exceed 20%

•	permits a stock certification system with two types of certificates to aid tracking of ownership;

•	permits our board of directors to redeem any shares held by non-U.S. citizens that exceed 20%; and

•	permits our board of directors to make such determinations to ascertain ownership and implement such measures as reasonably may be necessary.

Recently, the Jones Act restrictions have been challenged by interests seeking to facilitate foreign competition for coastwise trade. Historically, their efforts have been defeated by large margins when considered by the U.S. Congress. Industry associations and participants have actively responded to the latest challenges involving the nature, extent and availability of lease-finance alternatives permitted by a 1996 amendment of the Jones Act. Certain foreign interests have attempted to utilize those provisions to operate or propose operation in the U.S. coastwise trade. On February 4, 2004, the United States Coast Guard published a final rule further restricting the lease-finance provisions to prevent their misuse. In the final rule, the Coast Guard noted that Congress’s intent in adopting the 1996 amendment was to broaden the sources of capital for owners of U.S. vessels engaged in coastwise trade by creating new lease-finance options and not to undermine the basic principle of U.S. maritime law that vessels operated in domestic trades must be operated and controlled by U.S. citizens. The final rule grandfathers indefinitely any vessel that received a coastwise endorsement before February 4, 2004 or any vessel built under a construction contract entered into before that date in reliance on a letter ruling from the Coast Guard dated prior to that date. In addition to the final rule, the Coast Guard and the Maritime Administration, on February 4, 2004, published a joint notice of proposed rulemaking that included provisions addressing certain charter-back restrictions intended to further prevent misuse of the lease-finance provisions. Also, the Coast Guard is proposing to limit the grandfathering provisions of the Coast Guard’s final rule to three years instead of having them be indefinite. There can be no assurance that the proposed rulemaking will be adopted as proposed or that, even if adopted with favorable provisions, further efforts to interpret the Jones Act, including these rules, in a manner designed to circumvent the historical protections afforded to U.S. coastwise trade will not continue. Should foreign competition be permitted to enter the U.S. coastwise market, it could have an adverse effect on the U.S. OSV industry and on us.

Our operations are also subject to a variety of federal, state, local and international laws and regulations regarding the discharge of materials into the environment or otherwise relating to environmental protection. The requirements of these laws and regulations have become more complex and stringent in recent years and may, in certain circumstances, impose strict liability, rendering a company liable for environmental damages and remediation costs without regard to negligence or fault on the part of such party. Aside from possible liability for damages and costs including natural resource damages associated with releases of hazardous materials including oil into the environment, such laws and regulations may expose us to liability for the conditions caused by others or even acts of ours that were in compliance with all applicable laws and regulations at the time such acts were performed. Failure to comply with applicable laws and regulations may result in the imposition of administrative, civil and criminal penalties, revocation of permits, issuance of corrective action orders and suspension or termination of our operations. Moreover, it is possible that changes in the environmental laws, regulations or enforcement policies that impose additional or more restrictive requirements or claims for damages to persons, property, natural resources or the environment could result in substantial costs and liabilities to us. We believe that we are in substantial compliance with currently applicable environmental laws and regulations.

OPA 90 and regulations promulgated pursuant thereto impose a variety of regulations on “responsible parties” related to the prevention of oil spills and liability for damages resulting from such spills. A “responsible party” includes the owner or operator of an onshore facility, pipeline or vessel or the lessee or permittee of the area in which an offshore facility is located. OPA 90 assigns liability to each responsible party for oil removal costs and a variety of public and private damages. Under OPA 90, “tank vessels” of over 3,000 gross tons that carry oil or other hazardous materials in bulk as cargo, a term which includes our tank barges, are subject to liability limits of the greater of $1,200 per gross ton or $10 million. For any vessels, other than “tank vessels,” that are subject to OPA 90, the liability limits are the greater of $500,000 or $600 per gross ton. A party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, the liability limits likewise do not apply. Moreover, OPA 90 imposes on responsible parties the need for proof of financial responsibility to cover at least some costs in a potential spill. We have provided satisfactory evidence of financial responsibility to the U.S. Coast Guard for all of our vessels over 300 tons.

OPA 90 also imposes ongoing requirements on a responsible party, including preparedness and prevention of oil spills, preparation of an oil spill response plan and proof of financial responsibility (to cover at least some costs in a potential spill) for vessels in excess of 300 gross tons. We have engaged the National Response Corporation to serve as our independent contractor for purposes of providing stand-by oil spill response services in all geographical areas of our fleet operations. In addition, our Oil Spill Response Plan has been approved by the U.S. Coast Guard.

OPA 90 requires that all newly-built tank vessels used in the transport of petroleum products be built with double hulls and provides for a phase-out period for existing single hull vessels. Modifying existing vessels to provide for double hulls will be required of all tank barges and tankers in the industry by the year 2015. We are in a favorable position concerning this provision because a significant number of vessels in our fleet of tank barges measure less than 5,000 gross tons. Vessels of such tonnage may continue to operate without double hulls through the year 2015. Under existing legal requirements, therefore, we will be required to modify or replace only five of our tank barges before 2015. Although we are not aware of anything that would lead us to believe this current schedule will change, it remains possible that a change in the law affecting the requirement for double hulls or other aspects of our operations may occur that would require us to modify or replace our existing tank barge fleet earlier than currently anticipated.

The Clean Water Act imposes strict controls on the discharge of pollutants into the navigable waters of the United States. The Clean Water Act also provides for civil, criminal and administrative penalties for any unauthorized discharge of oil or other hazardous substances in reportable quantities and imposes substantial liability for the costs of removal and remediation of an unauthorized discharge. Many states have laws that are analogous to the Clean Water Act and also require remediation of accidental releases of petroleum in reportable quantities. Our OSVs routinely transport diesel fuel to offshore rigs and platforms and also carry diesel fuel for their own use. Our OSVs also transport bulk chemical materials used in drilling activities and liquid mud, which contain oil and oil by-products. In addition, our tank barges are specifically engaged to transport a variety of petroleum products. We maintain vessel response plans as required by the Clean Water Act to address potential oil and fuel spills.

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, also known as “CERCLA” or “Superfund,” and similar laws impose liability for releases of hazardous substances into the environment. CERCLA currently exempts crude oil from the definition of hazardous substances for purposes of the statute, but our operations may involve the use or handling of other materials that may be classified as hazardous substances. CERCLA assigns strict liability to each responsible party for all response and remediation costs, as well as natural resource damages and thus we could be held liable for releases of hazardous substances that resulted from operations by third parties not under our control or for releases associated with practices performed by us or others that were standard in the industry at the time.

The Resource Conservation and Recovery Act regulates the generation, transportation, storage, treatment and disposal of onshore hazardous and non-hazardous wastes and requires states to develop programs to ensure the safe disposal of wastes. We generate non-hazardous wastes and small quantities of hazardous wastes in connection with routine operations. We believe that all of the wastes that we generate are handled in all material respects in compliance with the Resource Conservation and Recovery Act and analogous state statutes.

LEEVAC Marine, Inc., a predecessor entity to one of our current subsidiaries, was notified in March 1996 regarding the possibility of remediating on a voluntary basis certain waste pits at the SBA Shipyards site in Jennings, Louisiana. This site is not identified as a federal Superfund site. Subsequent to this initial notice, in December 2000, LEEVAC Marine was one of approximately 14 companies that formed a limited liability company, SSIC Remediation, LLC, to address this matter. LEEVAC Marine accrued a $100,000 liability at the time of our formation to cover this expense. Our subsidiary’s current percentage of liability for cleanup efforts within the SSIC Remediation group at this site is estimated at approximately 2.64%, and, to date, it has contributed approximately $34,000 towards this cleanup effort and an additional $17,000 to pay certain costs discussed below, thereby reducing the accrued liability with respect to this matter to $44,600. The $34,000 contribution represents our subsidiary’s current share of a $1.9 million voluntary cleanup plan submitted to the limited liability company’s members by an independent contractor who has agreed to clean up the site in a manner that will meet both state and federal standards. In June 1997, Cari Investment Company, the former parent of LEEVAC Marine, Inc., agreed to indemnify us for certain matters, including those discussed in this paragraph. The indemnity would also be applicable to all liabilities, obligations, damages and expenses related to the SBA Shipyard matter in excess of $100,000. Christian G. Vaccari, who served as our Chairman and Chief Executive Officer until February 2002 and is serving as one of our directors, is a minority shareholder and President, Chief Executive Officer and Chairman of the Board of Cari Investment Company. In July 2002, our subsidiary entered into a contractual agreement whereby it paid an additional $17,000 to SSIC Remediation, LLC in order to limit its exposure to certain future costs incurred by the independent contractor at the site. This limitation on payment of future monies relates primarily to certain legal and administrative costs of SSIC Remediation, LLC and does not bar future payment of monies for potential Superfund cleanup costs or for costs associated with any suits brought by third parties. In late 2002, SSIC Remediation, LLC commenced interim phase remedial activities at the SBA Shipyards site pursuant to a December 9, 2002 “Order and Agreement” that it entered into with EPA. These remedial efforts are on-going at this site.

In addition to laws and regulations affecting us directly, our operations are also influenced by laws, regulations and policies which affect our customers’ drilling programs and the oil and natural gas industry as a whole.

The Outer Continental Shelf Lands Act gives the federal government broad discretion to regulate the release of offshore resources of oil and natural gas. Because our operations rely primarily on offshore oil and natural gas exploration, development and production, if the government were to exercise its authority under the Outer Continental Shelf Lands Act to restrict the availability of offshore oil and natural gas leases, such an action would have a material adverse effect on our financial condition and results of operations.

We currently have in place protection and indemnity insurance coverage that includes coverage for pollution incidents in navigable waters of the United States. Our OSVs have $5 million in primary insurance coverage for such offshore pollution incidents, with an additional $100 million in excess umbrella coverage. In addition, our tugs and tank barges have insurance coverage for oil spills with a coverage limit of $1 billion.

Our tugs and tank barges acquired from the Spentonbush/Red Star Group have formerly obtained certifications for environmental management according to the requirements of Standard 14000. Both of our principal office locations in Covington, Louisiana and Brooklyn, New York, as well as the majority of our vessels, including all of our proprietary OSVs and our tugs and tank barges acquired from the Spentonbush/Red Star Group, are also certified to the standards of the ISM Code for the safe management and operation of ships and for pollution prevention. We are currently combining the ISO and ISM Code certification of our fleetwide operations to the standards of ABS SQE, which integrates the elements of these certifications into a single program. Additionally, our OSVs participate in the U.S. Coast Guard’s Streamlined Inspection Program (SIP), which ensures the overall readiness level of our vessel lifesaving and other critical safety and emergency systems. We believe that our voluntary attainment and maintenance of these certifications and participation in these programs provides evidence of our commitment to operate in a manner that minimizes any impact on the environment from our fleet operations.

Operating Hazards and Insurance

The operation of our vessels is subject to various risks, such as catastrophic marine disaster, adverse weather conditions, mechanical failure, collision and navigation errors, all of which represent a threat to personnel safety and to our vessels and cargo. We maintain insurance coverage that we consider customary in the industry against certain of these risks, including, as discussed above,

$1 billion in pollution insurance for the tug and tank barge fleet and $105 million of pollution coverage for the OSVs. We believe that our current level of insurance is adequate for our business and consistent with industry practice, and we have not experienced a loss in excess of our policy limits. We may not be able to obtain insurance coverage in the future to cover all risks inherent in our business, or insurance, if available, may be at rates that we do not consider to be commercially reasonable. In addition, as more single-hulled vessels are retired from active service, insurers may be less willing to insure and customers less willing to hire single-hulled vessels.

Employees

On December 31, 2003, we had 556 employees in the United States and Puerto Rico, including 468 operating personnel and 88 corporate, administrative and management personnel. None of our employees are represented by a union or employed pursuant to a collective bargaining agreement or similar arrangement. We have not experienced any strikes or work stoppages, and our management believes that we continue to enjoy good relations with our employees.

Properties

Our corporate headquarters are located in Covington, Louisiana. Our office lease covers 23,756 sq. ft. and has an initial term of five years, which commenced in September 2003, with two additional five-year renewal periods. We also hold a one-year lease on a 4,500-square-foot warehouse near our corporate headquarters to maintain spare parts inventory. For local support in Puerto Rico, we lease an office consisting of approximately 1,900 square feet. To support our operations in the northeastern United States, we lease office space and warehouse space in Brooklyn, New York, consisting of approximately 66,760 square feet. We also lease dock space, consisting of approximately 36,000 square feet, in Brooklyn, New York. We operate our tug and tank barge fleet from these New York facilities. The lease on our Brooklyn facilities expires in March 2006. We believe that our facilities, including waterfront locations used for vessel dockage and certain vessel repair work, provide an adequate base of operations for the foreseeable future. Information regarding our fleet is set forth above in “—Offshore Supply Vessels—Our OSV Business” and “—Tugs and Tank Barges—Our Tug and Tank Barge Business.”

Legal Proceedings

We are not currently a party to any material legal proceedings, although we may from time to time be subject to various legal proceedings and claims that arise in the ordinary course of business.

Seasonality of Business

Demand for our OSV services is directly affected by the levels of offshore drilling activity. Budgets of many of our customers are based upon a calendar year, and demand for our services has historically been stronger in the third and fourth calendar quarters when allocated budgets are expended by our customers and weather conditions are more favorable for offshore activities. Many other factors, such as the expiration of drilling leases and the supply of and demand for oil and natural gas, may affect this general trend in any particular year. These factors have less impact on our OSV business due to our high level of contracted cash flow, which has resulted in high utilization.

Tank barge services are significantly affected by the strength of the U.S. economy, changes in weather patterns and population growth that affect the consumption of and the demand for refined petroleum products and crude oil. The tug and tank barge market, in general, is marked by steady demand over time, although such demand is seasonal and often dependent on weather conditions. Unseasonably mild winters result in significantly lower demand for heating oil in the northeastern United States, which is a significant market for our tank barge services. Conversely, the summer driving season can increase demand for automobile fuel and, accordingly, the demand for our services.

MANAGEMENT

Our Executive Officers and Directors

Our executive officers and directors are currently as follows:

Name	Age	Position	Class(1)
Todd M. Hornbeck	35	President, Chief Executive Officer, Secretary and Director	III
Carl G. Annessa	47	Vice President and Chief Operating Officer	N/A
James O. Harp, Jr.	43	Vice President and Chief Financial Officer	N/A
Timothy P. McCarthy	36	Controller	N/A
Paul M. Ordogne	52	Treasurer	N/A
Bernie W. Stewart	59	Director and Chairman of the Board	I
Richard W. Cryar	56	Director	II
Larry D. Hornbeck	65	Director	II
Bruce W. Hunt	46	Director	I
Patricia B. Melcher	44	Director	III
David A. Trice	55	Director	II
Christian G. Vaccari	44	Director	III
Andrew L. Waite	43	Director	I

(1)	Class I, II and III directors have terms expiring in 2004, 2006 and 2005, respectively.

Todd M. Hornbeck has served as our President and Secretary and as a director since our formation in June 1997. Until February 2002, he also served as Chief Operating Officer. In February 2002, he was appointed Chief Executive Officer. Mr. Hornbeck worked for the original Hornbeck Offshore Services, Inc., a publicly traded offshore service vessel company, from 1991 to 1996, serving in various positions relating to business strategy and development. Following the merger of Hornbeck Offshore Services, Inc. with Tidewater, Inc. (NYSE:TDW) in March 1996, he accepted a position as Marketing Director—Gulf of Mexico with Tidewater, where his responsibilities included managing relationships and overall business development in the U.S. Gulf of Mexico region. He remained with Tidewater until our formation. Mr. Hornbeck is the son of Larry D. Hornbeck and serves as a board designee for himself and his brother, Troy A. Hornbeck, in accordance with a stockholders’ agreement.

Carl G. Annessa has served as our Vice President of Operations since September 1997. In February 2002, he was appointed Vice President and Chief Operating Officer. Mr. Annessa is responsible for operational oversight and design and implementation of our vessel construction program. Prior to joining us, he was employed for 17 years by Tidewater, Inc. in various technical and operational management positions, including management of large fleets of OSVs in the Arabian Gulf, Caribbean and West African markets, and was responsible for the design of several of Tidewater’s vessels. Mr. Annessa was employed for two years by Avondale Shipyards, Inc. as a naval architect before joining Tidewater. Mr. Annessa received a degree in naval architecture and mechanical engineering from the University of Michigan in 1979.

James O. Harp, Jr. has served as our Vice President and Chief Financial Officer since January 2001. Prior to joining us, Mr. Harp served as Vice President in the Energy Group of RBC Dominion Securities Corporation, an investment banking firm, from August 1999 to January 2001 and as Vice President in the Energy Group of Jefferies & Company, Inc., an investment banking firm, from June 1997 to August 1999. During his investment banking career, Mr. Harp worked extensively with marine-related oil service companies, including as our investment banker in connection with our private placement of common stock in November 2000. From July 1982 to June 1997 he served in a variety of capacities, most recently as Tax Principal, with Arthur Andersen LLP, and had a significant concentration of international clients in the oil service and maritime industries. Since April 1992, he has also served as Treasurer and Director of SEISCO, Inc., a seismic brokerage company.

Timothy P. McCarthy has served as our Controller since May 2002. Prior to joining us, Mr. McCarthy served in a variety of capacities, most recently as an Audit Manager, in the assurance practice section of the New Orleans office of Arthur Andersen LLP from July 1994 to May 2002. Previously, he served in the foreign joint interest accounting group with Ocean Drilling and Exploration Company. Mr. McCarthy is a certified public accountant.

Paul M. Ordogne has served as our Treasurer since our formation in June 1997. Until May 2002, he also served as our Controller. From 1980 to June 1997, he worked for Cari Investment Company, a privately owned holding company for energy-related investments, serving in various financial and accounting positions, including those of controller and assistant treasurer. Mr. Ordogne is a certified public accountant.

Bernie W. Stewart has served as one of our directors since November 2001 and was appointed Chairman of the Board in February 2002. Mr. Stewart was Senior Vice President, Operations of R&B Falcon Corporation, a contract drilling company, and President of R&B Falcon Drilling U.S., its domestic operating subsidiary, from May 1999 until R&B Falcon Corporation (NYSE:FLC) merged with Transocean Sedco Forex Inc. (NYSE:RIG) in January 2001. Between April 1996 and May 1999, he served as Chief Operating Officer of R&B Falcon Holdings, Inc. and as its President from January 1998. From 1993 until joining R&B Falcon Holdings, he was Senior Vice President and Chief Operating Officer for the original Hornbeck Offshore Services, Inc., a publicly traded offshore service vessel company, where he was responsible for overall supervision of the company’s operations. From 1986 until 1993, he was President of Western Oceanics, Inc., an offshore drilling contractor. Since leaving R&B Falcon Corporation upon its merger with Transocean Sedco Forex, Mr. Stewart has been an independent business consultant. From February 27, 2002 to February 27, 2003, Mr. Stewart advised the company under an advisory services agreement discussed below.

Richard W. Cryar has served as one of our directors since our formation in June 1997. Since 1994, he has served as Managing Member of Cari Capital Company, L.L.C., a merchant banking firm. Since October 1999, Mr. Cryar has served as a general partner in the equity fund, Audubon Capital Fund I, L.P. Mr. Cryar serves as a board designee of Cari Investment Company in accordance with a stockholders’ agreement.

Larry D. Hornbeck has served as one of our directors since August 2001. An executive with over 30 years experience in the OSV business worldwide, Mr. Hornbeck was the founder of the original Hornbeck Offshore Services, Inc., a publicly traded offshore service vessel company with over 100 vessels operating worldwide. From its inception in 1981 until its merger with Tidewater Inc., Mr. Hornbeck served as Chairman of the Board, President and Chief Executive Officer of the original Hornbeck Offshore Services. Following the merger, Mr. Hornbeck served as a director of Tidewater from March 1996 until October 2000. From 1969 to 1980, Mr. Hornbeck was Chairman, President and Chief Executive Officer of Sealcraft Operators, Inc., a publicly held, specialty service OSV company operating worldwide. Mr. Hornbeck is the father of Todd M. Hornbeck and serves as a board designee for Todd M. Hornbeck and Troy A. Hornbeck in accordance with a stockholders’ agreement.

Bruce W. Hunt has served as one of our directors since August 1997. He has been President of Petrol Marine Corporation since 1988 and President and Director of Petro-Hunt, L.L.C. since 1997, each of which is an energy-related company. Mr. Hunt served as a director of the original Hornbeck Offshore Services, Inc., a publicly traded offshore service vessel company, from November 1992 to March 1996.

Patricia B. Melcher joined our board of directors in October 2002. Ms. Melcher has served as the President of Allegro Capital Management, Inc., a privately-owned investment company focused on private equity investments in and consulting to energy-related companies, since 1997, and has served as Interim CEO of Petrocom Energy Ltd., a privately held energy trading firm, since October 1, 2003. From 1989 to 1994, she worked for SCF Partners, L.P., an investment fund sponsor specializing in private equity investments in oilfield service companies, and from 1995 to 1997, she served as a board member and advisory board member of its general partner, L. E. Simmons & Associates, Incorporated. From 1986 to 1989, Ms. Melcher worked for Simmons & Company International, an investment banking firm serving the energy industry.

David A. Trice joined our board of directors in October 2002. Mr. Trice has served as the President of Newfield Exploration Company (NYSE:NFX), an independent oil and gas company engaged in the exploration, development and acquisition of crude oil and natural gas properties since May 1999. At Newfield, he has also served as the Chief Executive Officer since February 2000 and as a director since 2000. From May 1999 to February 2000, he served as its Chief Operating Officer and from July 1997 to May 1999, he served as its Vice President—Finance and International. Mr. Trice served as the President, Chief Executive Officer and Director of the Huffco Group, an offshore drilling contractor, from 1991 to July 1997.

Christian G. Vaccari has served as one of our directors since our formation in June 1997 and served as our Chairman of the Board and Chief Executive Officer from June 1997 until February 2002. Since 1989, Mr. Vaccari has served as President, Chief Executive Officer and Chairman of the Board of Cari Investment Company. From 1988 to 1994, he served as Director of Corporate Development and Marketing for JAMO, Inc., a leading building materials company in the southeastern United States. From 1984 to 1988, Mr. Vaccari was an investment advisor with Thomson McKinnon, Inc., an investment banking firm. Since July 1997, Mr. Vaccari has served as a director of Riverbarge Excursion Lines, Inc. and since October 1999, he has served as a general partner in the equity fund, Audubon Capital Fund I, L.P. Mr. Vaccari serves as a board designee of Cari Investment Company in accordance with a stockholders’ agreement.

Andrew L. Waite has served as one of our directors since November 2000. He was appointed to our board as the designee of SCF-IV, L.P. in accordance with a stockholders’ agreement. Mr. Waite is a Managing Director of L.E. Simmons & Associates, Incorporated and has been an officer of that company since October 1995. He was previously Vice President of Simmons & Company International, an investment banking firm serving the energy industry, where he served from August 1993 to September 1995. From 1984 to 1991, Mr. Waite held a number of engineering and management positions with the Royal Dutch/Shell Group, an integrated oil and gas company. He currently serves as a director of Oil States International, Inc. (NYSE:OIS), a diversified oilfield equipment and service company.

Committees of the Board of Directors

Our board of directors has a compensation committee comprised of Messrs. Stewart, Hunt and Trice, which:

•	reviews and recommends to the board of directors the compensation and benefits of our executive officers;

•	establishes and reviews general policies relating to our compensation and benefits; and

•	administers our stock incentive plan.

The board has also established an audit committee comprised of Ms. Melcher and Messrs. Hunt and Stewart. The audit committee recommends to the board the independent public accountants to audit our annual financial statements. The board selects the independent public accountants, subject to shareholder approval. The audit committee also establishes the scope of, and oversees, the annual audit and approves any other services provided by public accounting firms. The audit committee provides assistance to the board in fulfilling its oversight responsibility to the stockholders, potential stockholders, the investment community and others relating to the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent auditor’s qualifications and independence, the performance of our internal audit function and independent auditor, and oversees our system of disclosure controls and procedures and system of internal controls regarding finance, accounting, legal compliance and ethics that management and the board have established. In doing so, it is the responsibility of the committee to maintain free and open communication between the committee and our independent auditors, the internal accounting function and management of the company.

The board has also established an ad hoc committee comprised of Messrs. Todd Hornbeck, Larry Hornbeck, Waite, Hunt and Stewart. The purpose of this committee is to address any issues related to the separation of Christian G. Vaccari (who ceased serving as our Chief Executive Officer and Chairman of the Board in February 2002) from the company, including our ongoing relationship with Mr. Vaccari, his family, Cari Investment Company (which is the holder of more than 5% of our common stock and for which Mr. Vaccari serves as President, Chief Executive Officer and Chairman of the Board) and certain shipyards affiliated with Mr. Vaccari and with which we have contracted from time to time for the construction of certain of our OSVs.

Our board may establish other committees from time to time to facilitate the management of the business and affairs of our company.

Compensation Committee Interlocks and Insider Participation

The compensation committee currently consists of Messrs. Stewart, Hunt and Trice. None of our executive officers, employees or former executive officers serve on the compensation committee. None of our executive officers serves as a member of a compensation committee or board of directors of any other entity which has an executive officer serving as a member of our board of directors.

Term and Compensation of Directors

The members of our board of directors are divided into three classes and are elected for a term of three years, or until a successor is duly elected and qualified. The terms of office of the Class I, Class II and Class III directors expire at the annual meeting of stockholders to be held in 2004, 2006 and 2005, respectively.

Directors who are also our employees receive no additional compensation for serving as directors or committee members. Non-employee directors historically have received compensation in the form of stock option grants for their service as directors.

Effective July 18, 2002, the board of directors approved a compensation plan applicable to our non-employee directors. Each non-employee director is entitled to receive a total annual retainer of $20,000, paid quarterly. Each non-employee director is also entitled to receive $1,200 for each board meeting attended in person and $800 for each board meeting attended by telephonic communications. Board committee members are entitled to receive $600 for each committee meeting attended, with the committee chairman entitled to receive $800 for each committee meeting attended. Committee members must attend meetings in person or by telephonic communications to receive the applicable compensation. Non-employee directors are entitled to receive a minimum annual grant of 2,000 options to purchase common stock with such options being granted under the Incentive Compensation

Plan. The minimum annual grant is subject to annual review and may be increased at the discretion of the compensation committee. After three years of service as a non-employee director, a non-employee director and his immediate family may elect to participate in the same insurance benefit programs sponsored by the company on the same monetary terms as the executive officers. Effective May 6, 2003, the board of directors approved a modification to the compensation plan to provide that the chairman of the board be paid $1,800 for each regularly scheduled board meeting and $1,500 for each special board meeting. All directors are reimbursed for their out-of-pocket expenses incurred in connection with serving on our board.

The non-employee director compensation plan also provides for longevity service awards to non-employee directors. Upon completion of three years of service following adoption of the compensation plan, a director will be granted options to purchase the number of shares of common stock equaling 25% of the options granted to such director over the previous three years. Upon completion of five years of service as a non-employee director, a director will be granted options to purchase the number of shares of common stock equaling 50% of the options granted to such director over the previous five years less the number of shares covered by the options awarded to such director after three years of service. Thereafter, upon completion of each successive period of five years of service, a non-employee director will be granted options to purchase the number of shares of common stock equaling 50% of the options granted to such director over the previous five years. Under the terms of this compensation plan, neither Mr. Cryar nor Mr. Vaccari qualifies to participate.

In addition to the cash compensation received for their service as directors during 2003 under the terms of the plan described above, in March 2004 each of Ms. Melcher and Messrs. Larry Hornbeck, Hunt, Stewart, Trice and Waite were granted options to purchase shares of our common stock. Although the plan provides for the grant of options to purchase a minimum of 2,000 shares of common stock, as permitted under the plan, the Compensation Committee elected to award such directors options to purchase 4,000 shares of our common stock at an exercise price of $13.83 per share. One third of these options will become exercisable on each of the first three anniversaries of the date of grant.

On February 27, 2002, we entered into an advisory agreement with Bernie W. Stewart, our Chairman of the Board. Under the terms of this agreement, Mr. Stewart advised and made recommendations to our executive officers and board of directors on matters relating to our business, including our operations, finances, strategic planning and acquisitions. Mr. Stewart provided these services on a full-time basis through May 31, 2002 and on a part-time basis through February 27, 2003, at which time the agreement expired. He received $20,000 per month for his full-time advisory services and $8,335 per month for his part-time services. Under the terms of his advisory agreement, Mr. Stewart was granted options to purchase 4,000 shares of our common stock at an exercise price of $6.63 per share. Also under the terms of the advisory agreement, Mr. Stewart purchased 30,189 shares of our common stock at a purchase price of $6.63 per share, and, upon such purchase, we granted Mr. Stewart an option to purchase 15,094 shares of our common stock at a purchase price of $6.63 per share, to be exercised in accordance with, and subject to the terms of our Incentive Compensation Plan. Mr. Stewart has agreed that for a period of two years following the expiration of the agreement, he will not solicit any of our employees, customers, suppliers or sales agents to terminate their relationship with us or employ or cause any of our competitors to employ any person who is or was recently one of our employees, sales representatives, contractors, advisors or agents.

Executive Compensation

The following table sets forth compensation information for the chief executive officer and our other executive officers whose total annual salary and bonus exceeded $100,000 for the years ended December 31, 2003, 2002, and 2001.

Summary Compensation Table

Name and Position(1)	Fiscal Year	Annual Compensation			Long-Term Compensation Awards	All Other Compensation (7,8,9,10)
		Salary(2)	Bonus(3)	Other Annual Compensation(4)	Securities Underlying Options(5,6,7)
Todd M. Hornbeck	2003	$240,000	$169,553	$—	60,000	$1,254
President, Chief Executive Officer	2002	200,000	279,753	—	51,000	2,873
And Secretary	2001	195,833	400,000	—	—	1,940

Carl G. Annessa	2003	200,000	103,219	—	34,000	4,112
Vice President and	2002	170,000	178,342	—	17,000	2,386
Chief Operating Officer	2001	155,000	240,000	—	—	1,953

James O. Harp, Jr.	2003	185,000	95,477	—	32,000	3,720
Vice President and	2002	170,000	178,342	—	17,000	1,131
Chief Financial Officer	2001	163,571	255,000	—	40,000	1,103

Timothy P. McCarthy	2003	112,500	38,500	—	6,000	2,563
Controller	2002	59,500	20,000	—	11,600	359

Paul M. Ordogne	2003	116,000	20,000	—	2,000	2,906
Treasurer	2002	116,000	20,000	—	—	1,765
	2001	115,000	42,665	—	—	1,541

(1)	Mr. Harp joined us as our Vice President and Chief Financial Officer in January 2001. Effective February 27, 2002, Mr. Hornbeck, who had been serving as our President and Chief Operating Officer, was appointed to the additional position of Chief Executive Officer and Mr. Annessa was appointed to the additional position of Chief Operating Officer. Mr. McCarthy joined us as our Controller on May 27, 2002. Mr. Ordogne had also served as our Controller until May 2002.
(2)	For 2001, the salary amount for Mr. Harp reflects his compensation from his date of hire of January 15, 2001. For 2002, the salary amount for Mr. McCarthy reflects his compensation from his date of hire of May 27, 2002.
(3)	Bonuses were paid in 2002 and 2003 and will be paid in 2004 as compensation for services provided in 2001, 2002 and 2003, respectively.
(4)	None of the perquisites and other benefits paid to each named executive officer exceeded the lesser of $50,000 or 10.0% of the total annual salary and bonus received by each named executive officer.
(5)	In connection with the adoption of our Incentive Compensation Plan for executive officers, we granted options in 2001, in part as compensation for services provided in 2000, to Messrs. Hornbeck, Annessa and Ordogne to purchase 50,000, 30,000 and 20,000 shares, respectively, of our common stock at an exercise price of $6.63 per share. In addition, Mr. Harp was granted options upon commencement of his employment in January 2001 to purchase 40,000 shares of our common stock at an exercise price of $6.63 per share.
(6)	In connection with our Incentive Compensation Plan, we granted options in 2003, in part for services rendered in 2002, to Messrs. Hornbeck, Annessa, Harp and McCarthy to purchase shares of our common stock at an exercise price of $11.20 per share. In addition, Mr. McCarthy was granted options upon commencement of his employment in May 2002 to purchase 8,000 shares of our common stock at an exercise price of $6.63 per share.
(7)	In connection with our Incentive Compensation Plan, we granted options in 2004, in part for services rendered in 2003, to Messrs. Hornbeck, Annessa, Harp, McCarthy and Ordogne to purchase shares of our common stock at an exercise price of $13.83 per share.
(8)	For 2001, these amounts represent (i) employer matching contributions made under our 401(k) savings plan in the amount of $1,517, $1,530, $680 and $1,118 for Messrs. Hornbeck, Annessa, Harp and Ordogne, respectively, and (ii) premiums of $423, $423, $423 and $423 for Messrs. Hornbeck, Annessa, Harp and Ordogne, respectively, associated with life insurance policies.
(9)	For 2002, these amounts represent (i) employer matching contributions made under our 401(k) savings plan in the amount of $2,200, $1,956, $701, $277 and $1,335 for Messrs. Hornbeck, Annessa, Harp, McCarthy and Ordogne, respectively, and (ii) premiums of $673, $431, $431, $82 and $431 for Messrs. Hornbeck, Annessa, Harp, McCarthy and Ordogne, respectively, associated with life insurance policies.

(10)	For 2003, these amounts represent (i) employer matching contributions made under our 401(k) savings plan in the amount of $864, $3,722, $3,330, $2,433 and $2,516 for Messrs. Hornbeck, Annessa, Harp, McCarthy and Ordogne, respectively, and (ii) premiums of $390, $390, $390, $130 and $390 for Messrs. Hornbeck, Annessa, Harp, McCarthy and Ordogne, respectively, associated with life insurance policies.

Option Grants

During the year ended December 31, 2003, other than as described below, we did not grant any options to acquire shares of our common stock to the executive officers named in the Summary Compensation Table above.

Name	Number of Securities Underlying Options Granted(1)(2)	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/ Share)(3)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Appreciation for Option Term(4)
					5%	10%
Todd M. Hornbeck	51,000	27%	$11.20	March 13, 2013	930,425	1,481,545
Carl G. Annessa	17,000	9%	$11.20	March 13, 2013	310,142	493,849
James O. Harp, Jr.	17,000	9%	$11.20	March 13, 2013	310,142	493,849
Timothy P. McCarthy	3,600	2%	$11.20	March 13, 2013	65,677	104,580

(1)	Does not include options granted in early 2004, in part for services rendered in 2003, in the following amounts; 60,000 for Mr. Hornbeck; 34,000 for Mr. Annessa; 32,000 for Mr. Harp; 6,000 for Mr. McCarthy and 2,000 for Mr. Ordogne. The options were granted at an exercise price of $13.83 per share and one-third of these options become exercisable on each of the first, second and third anniversaries of the date of grant.
(2)	One-third of these options become exercisable on each of the first, second, and third anniversaries of the date of grant.
(3)	The options referenced in the table above and in footnote 1 were granted at or above the fair market value of our common stock on the date of grant.
(4)	In accordance with the rules of the Commission, the gains or “option spreads” that would exist for the respective options granted are shown. These gains are based on the assumed rates of annual compound stock price appreciation of 5% and 10% from the date the option was granted over the full option term. These assumed annual compound rates of stock price appreciation are mandated by the rules of the Commission and do not represent our estimate or projection of future appreciation.

Option Values

The following tables show information with respect to the exercise of options to purchase our common stock and all unexercised options held by the executive officers named in the Summary Compensation Table as of December 31, 2003. None of the executive officers named in the Summary Compensation Table have exercised any options to purchase our common stock during 2003.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Todd M. Hornbeck(2)	—	—	53,000	49,500	$340,625	$174,150
Carl G. Annessa	—	—	44,000	33,000	292,800	116,100
James O. Harp, Jr.	—	—	26,667	30,333	156,667	100,433
Timothy P. McCarthy	—	—	2,000	9,600	11,750	39,930
Paul M. Ordogne	—	—	22,520	7,680	150,505	45,120

Name	Number of Securities Underlying Unexercised Options Upon Closing of Offering			Value of Unexercised In-the-Money Options Upon Closing of Offering(1)
	Exercisable		Unexercisable	Exercisable	Unexercisable
Todd M. Hornbeck	85,500	(2)	77,000	$605,963	$44,625
Carl G. Annessa	65,667	(3)	45,333	481,175	29,750
James O. Harp, Jr.	45,667		43,333	302,875	29,750
Timothy P. McCarthy	3,200		14,400	17,550	49,500
Paul M. Ordogne	30,200	(4)	2,000	235,640	—

(1)	As provided for under Statement of Financial Accounting Standards (SFAS) No. 123 “Accounting for Stock-Based Compensation” we account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees.” For all periods presented, we have used the intrinsic value method in which compensation costs for stock options, if any, is measured as the excess of the estimated fair value market price of our common stock at the date of grant over the amount an employee must pay to acquire the stock.
(2)	Does not include options to purchase 102,500 shares that are held in Mr. Hornbeck’s name for the benefit of Mr. Hornbeck’s former spouse, over which he does not have any economic interest. Includes options to purchase 24,000 shares in the table immediately above that are not currently exercisable but that will become exercisable upon closing of the offering. Does not include 24,000 shares subject to options that are not currently exercisable but which will become exercisable upon closing of the offering that are held in Mr. Hornbeck’s name for the benefit of Mr. Hornbeck’s former spouse, over which he does not have any economic interest.
(3)	Includes 8,000 shares subject to options that are not currently exercisable but which will become exercisable upon closing of this offering.
(4)	Includes 3,840 shares subject to options that are not currently exercisable but which will become exercisable upon closing of this offering.

Employment Agreements

Todd M. Hornbeck serves as our President, Chief Executive Officer and Secretary, Carl G. Annessa serves as our Vice President and Chief Operating Officer, James O. Harp, Jr. serves as our Vice President and Chief Financial Officer and Paul M. Ordogne serves as our Treasurer. Each of Messrs. Hornbeck, Annessa and Harp serves under an employment agreement, as amended, with an initial term expiring December 31, 2006. On January 1, 2005, and on every January 1 thereafter, each of their agreements will automatically renew for one additional year, unless terminated before any such renewal date by the employee or us. Mr. Ordogne served under an employment agreement that expired December 31, 2003.

The employment agreements of Messrs. Hornbeck, Annessa and Harp, in each case, as amended, currently provide for annual base salaries of $240,000, $200,000 and $185,000 respectively, subject to review from time to time by our compensation committee for possible increases based on the employee’s performance. Our board has agreed to award a bonus or bonuses to each of Messrs. Hornbeck, Annessa and Harp if our company meets certain EBITDA and earnings per share targets with respect to any year during which their respective employment agreements are in effect. Our board may, in its discretion, award a smaller bonus if our company does not meet such targets or an additional bonus if our company exceeds such targets.

If, during the terms of their respective agreements, we terminate the employment of Messrs. Hornbeck, Annessa or Harp for any reason other than for cause, he will be entitled to receive his salary until the actual termination date of his agreement. If we should undergo a change in control while the agreements are in effect and Messrs. Hornbeck, Annessa or Harp is either constructively or actually terminated under the conditions set forth in his agreement, then he will be entitled to receive three times his salary for the year in which the termination occurs and, in general, three times the bonus he received for the previous year.

Mr. Hornbeck has agreed that during the term of his agreement and Messrs. Annessa and Harp have each agreed that during the term of their respective agreements and for a period of one year after termination, they will not (1) be employed by or associated with or own more than five percent of the outstanding securities of any entity that competes with us in the locations in which we operate, (2) solicit any of our employees to terminate their employment or (3) accept employment with or payments from any of our clients or customers who did business with us while employed by us. We may elect to extend Mr. Annessa’s noncompetition period for an additional year by paying his compensation and other benefits for an additional year.

Equity Compensation Plan Information

Our board of directors and shareholders adopted an Incentive Compensation Plan. The purpose of the Incentive Compensation Plan is to strengthen our company by providing an incentive to our employees, officers, consultants, non-employee directors and advisors to devote their abilities and energies to our success. The plan provides for the granting or awarding of incentive and nonqualified stock options, stock appreciation and dividend equivalent rights, restricted stock and performance shares. All outstanding awards relate to our common stock. With the approval of our stockholders, we have reserved 3.5 million shares (after giving effect to the 1-for-2.5 reverse stock split) of our common stock for issuance pursuant to awards made under the plan, of which 2,168,956 shares were available for future grants as of March 5, 2004.

The following table summarizes information as of December 31, 2003 about our Incentive Compensation Plan. Further information regarding our Incentive Compensation Plan can be found in Note 9 of our consolidated financial statements included herein.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1)	925,244	$7.45	2,523,756
Equity compensation plans not approved by security holders	—	—	—

Total	925,244	7.45	2,523,756

(1)	Does not include the effect of options to purchase 360,000 shares granted in connection with annual compensation reviews in early 2004.

The Incentive Compensation Plan is administered by the compensation committee. Subject to the express provisions of the plan, the compensation committee has full authority, among other things:

•	to select the persons to whom stock, options and other awards will be granted;

•	to determine the type, size and terms and conditions of stock options and other awards; and

•	to establish the terms for treatment of stock options and other awards upon a termination of employment.

Under the plan, awards other than stock options and stock appreciation rights given to any of our executive officers whose compensation must be disclosed in our annual securities filings and who is subject to the limitations imposed by Section 162(m) of the tax code must be based on the attainment of certain performance goals established by the board of directors or the compensation committee. The performance measures are limited to earnings per share, return on assets, return on equity, return on capital, net profits after taxes, net profits before taxes, operating profits, stock price and sales or expenses. Additionally, the performance goals must include formulas for calculating the amount of compensation payable if the goals are met; and both the goals and the formulas must be sufficiently objective so that a third party with knowledge of the relevant performance results could assess that the goals were met and calculate the amount to be paid.

Consistent with certain provisions of the tax code, there are other restrictions providing for a maximum number of shares that may be granted in any one year to a named executive officer and a maximum amount of compensation payable as an award under the plan (other than stock options and stock appreciation rights) to a named executive officer.

CERTAIN TRANSACTIONS WITH RELATED PARTIES

The following is a discussion of transactions between our company and its executive officers, directors and shareholders owning more than 5% of our common stock. We believe that the terms of each of these transactions were at least as favorable as could have been obtained in similar transactions with unaffiliated third parties.

Effective May 29, 2002, we changed our name to Hornbeck Offshore Services, Inc. from HORNBECK-LEEVAC Marine Services, Inc., and one of our subsidiaries changed its name to Hornbeck Offshore Transportation, LLC from LEEVAC Marine, LLC. In connection with these name changes, we terminated a cross-license with Cari Investment Company covering the use of the name “LEEVAC” and certain logos associated with such name, and assigned all of our interests therein to Cari Investment Company. In consideration for the assignment, Cari Investment Company agreed not to use the name “LEEVAC” or its related logos in any activity that would compete with our business. Cari Investment Company is a holder of more than 5% of our common stock and Christian G. Vaccari, who served as our Chairman of the Board and Chief Executive Officer until February 2002 and who serves as one of our directors, is the President, Chief Executive Officer and Chairman of the Board of Cari Investment Company.

Mr. Vaccari is also a member of LEEVAC Industries, LLC. Two of our OSVs delivered in 2002 and three delivered in 2003 were built by LEEVAC Industries. As of December 31, 2003, we had a contract with LEEVAC Industries for the completion of the HOS Silverstar, which was delivered in January 2004, and the construction of one double-hulled tank barge. Between January 1, 2002 and December 31, 2003, we made payments under various shipyard contracts with LEEVAC Industries aggregating $45.9 million, and at December 31, 2003 our remaining contracts with LEEVAC Industries provided for the payment of an additional $17.7 million for the remaining construction of the HOS Silverstar and the construction of the double-hulled tank barge, the delivery of which is expected in December 2004. We entered into our current and past contracts with LEEVAC Industries following a competitive bidding process. In connection with our contract with LEEVAC Industries relating to the construction of four vessels under our most recent OSV newbuild program, we received a fairness opinion from an independent appraiser with respect to the terms of the transaction.

In 2002, the board approved an amendment to Mr. Cryar’s outstanding stock options providing for full vesting at the closing of an initial public offering of our common stock of any unvested options previously granted to Mr. Cryar. As a result, options covering 2,800 shares of our common stock that would not otherwise be exercisable at that time will become exercisable at the closing of this offering.

We have entered into registration rights agreements, voting agreements and stockholders’ agreements with Todd M. Hornbeck, Troy A. Hornbeck, Cari Investment Company and SCF-IV, L.P. Please read the sections entitled “Principal Stockholders—Voting Agreements,” “Description of Capital Stock—Common Stock,” “—Registration Rights” and “—Anti-Takeover Effects of Certificate, Bylaws, Stockholder Rights Plan and Delaware Law” for information regarding the terms of these agreements.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our voting securities as of March 5, 2004 and to reflect the sale of the shares of our common stock offered pursuant to this prospectus by:

•	each person who is known to us to be the beneficial owner of more than 5% of our voting securities;

•	each of our directors; and

•	each of our executive officers and all of our executive officers and directors as a group.

Unless otherwise indicated, each person named below has an address in care of our principal executive offices and has sole power to vote and dispose of the shares of voting securities beneficially owned by them, subject to community property laws where applicable.

	Shares of Common Stock Beneficially Owned (†)		Percentage of Common Stock Beneficially Owned (%)
Name			Before the Offering	After the Offering
Executive Officers and Directors:
Todd M. Hornbeck	1,285,754	(1)	8.7	6.2
Carl G. Annessa	93,667	(2)	*	*
James O. Harp, Jr.	61,739	(3)	*	*
Timothy P. McCarthy	3,200	(4)	*	*
Paul M. Ordogne	69,920	(5)	*	*
Bernie W. Stewart	66,136	(6)	*	*
Richard W. Cryar	36,057	(7)	*	*
Larry D. Hornbeck	111,455	(8)	*	*
Bruce W. Hunt	37,367	(9)	*	*
Patricia B. Melcher	48,567	(10)	*	*
David A. Trice	2,567	(10)	*	*
Christian G. Vaccari	2,301,593	(11)	15.7	11.1
Andrew L. Waite	9,918	(12)	*	*
All directors and executive officers as a group (13 persons)	4,127,940	(13)	27.5	19.6
Other 5% Stockholders:
SCF-IV, L.P.	4,727,208	(14)	32.5	23.0
Cari Investment Company	2,051,746	(15)	14.1	10.0
William Herbert Hunt Trust Estate	2,058,390	(16)	14.2	10.0
Rock Creek Capital Group, Inc.	1,864,362	(17)	12.8	9.1

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.

†	“Beneficial ownership” is a term broadly defined by the Commission in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and includes more than typical forms of stock ownership, that is, stock held in the person’s name. The term also includes what is referred to as “indirect ownership,” meaning ownership of shares as to which a person has or shares investment or voting power. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of March 5, 2004 that such person or group has the right to acquire within 60 days after such date.

(1)	Includes (a) 477,160 shares owned by Troy Hornbeck, over which Todd M. Hornbeck holds voting power pursuant to a power of attorney, (b) 200,000 shares held by several family trusts for which Todd M. Hornbeck either serves as trustee or holds voting power pursuant to powers of attorney and (c) options to purchase an aggregate of 73,500 before the offering, and options to purchase an additional 12,000 shares of common stock after the offering as a result of the accelerated vesting of options, but does not include other options to purchase 85,500 shares that are held in Mr. Hornbeck’s name for the benefit of Mr. Hornbeck’s former spouse, over which he does not have any dispositive or voting power.

(2)	Includes options to purchase an aggregate of 57,667 shares of common stock before the offering, and options to purchase an additional 8,000 shares of common stock after the offering as a result of the accelerated vesting of options.
(3)	Includes options to purchase an aggregate of 45,667 shares of common stock.
(4)	Represents options to purchase an aggregate of 3,200 shares of common stock.
(5)	Includes options to purchase an aggregate of 26,360 shares of common stock before the offering, and options to purchase an additional 3,840 shares of common stock after the offering as a result of the accelerated vesting of options.
(6)	Includes options to purchase an aggregate of 21,661 shares of common stock.
(7)	Includes options to purchase an aggregate of 21,600 shares of common stock before the offering, and options to purchase an additional 2,800 shares of common stock after the offering as a result of the accelerated vesting of options.
(8)	Includes options to purchase an aggregate of 8,967 shares of common stock.
(9)	Includes options to purchase an aggregate of 19,367 shares of common stock. Mr. Hunt is a representative of the William Herbert Hunt Trust Estate. As such, Mr. Hunt may be deemed to have voting and dispositive power over the shares beneficially owned by the Trust Estate. Mr. Hunt disclaims beneficial ownership of the shares owned by the Trust Estate.
(10)	Includes option to purchase an aggregate of 567 shares of common stock.
(11)	Includes (a) 2,051,746 shares of common stock owned directly by Cari Investment Company over which Mr. Vaccari, as owner and chief executive officer of Cari Investment Company, may be deemed to exercise shared voting and dispositive power, (b) 27,176 shares of common stock held in trusts for the benefit of Mr. Vaccari’s children, of which Mr. Vaccari is the trustee, and (c) options to purchase an aggregate of 120,000 shares of common stock.
(12)	Includes options to purchase an aggregate of 9,033 shares of common stock. Mr. Waite serves as Managing Director of L.E. Simmons & Associates, Incorporated, the ultimate general partner of SCF-IV, L.P. As such, Mr. Waite may be deemed to have voting and dispositive power over the shares beneficially owned by SCF-IV, L.P. Mr. Waite disclaims beneficial ownership of the shares owned by SCF-IV, L.P.
(13)	Includes options to purchase an aggregate of 405,355 shares of common stock before the offering, and options to purchase an additional 26,640 shares of common stock after the offering as a result of the accelerated vesting of options.
(14)	SCF-IV, L.P. is a limited partnership of which the ultimate general partner is L.E. Simmons & Associates, Incorporated. The Chairman of the Board and President of L.E. Simmons & Associates, Incorporated is Mr. L.E. Simmons. As such, Mr. Simmons may be deemed to have voting and dispositive power over the shares owned by SCF-IV, L.P. The address of Mr. Simmons and SCF-IV, L.P. is 6600 J.P. Morgan Chase Tower, 600 Travis Street, Houston, Texas 77002. Pursuant to a voting arrangement entered into between SCF-IV, L.P. and us in connection with our private placement of common stock completed in October 2001, SCF is restricted from voting 269,346 of those shares. See “Description of Capital Stock.”
(15)	Cari Investment Company’s address is 1100 Poydras Street, Suite 2000, New Orleans, Louisiana 70163.
(16)	The Trust Estate’s address if 3900 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas 75201.
(17)	Rock Creek Capital Group, Inc. is the ultimate general partner of both Rock Creek Partners II, Ltd. and Rock Creek II Co-Investments, Ltd. As such, Rock Creek Capital Group, Inc. may be deemed to have voting and dispositive power over the 1,713,418 shares owned directly by Rock Creek Partners II, Ltd. and the 150,944 shares owned directly by Rock Creek II Co-Investments, Ltd. The address of each of these entities is 1200 River Place Drive, Suite 902, Jacksonville, Florida 32207.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock, certificate of incorporation, bylaws and stockholder rights plan is only a summary. For more complete information, you should refer to our certificate of incorporation, bylaws and stockholder rights plan, which we have filed with the Commission and incorporated by reference as exhibits to the registration statement of which this prospectus is a part. In addition, you should refer to the general corporation laws of Delaware, which also govern our structure, management and activities.

As of December 31, 2003, our authorized capital stock consisted of:

•	100,000,000 shares of common stock, par value $.01 per share, of which 14,527,814 were outstanding and held 98 holders of record; and

•	5,000,000 shares of preferred stock, par value $.01 per share, of which 1,000,000 have been designated as Series A Junior Participating Preferred Stock in connection with the stockholder rights plan discussed below, but none are currently outstanding.

Because we have a significant amount of authorized but unissued common and preferred stock, our board may make it more difficult or may discourage an attempt to obtain control of our company by issuing additional stock in our company. Use of the common or preferred stock for this purpose might also protect incumbent management.

Before this offering, there has been no public market for our common stock. Although we have been approved for listing on the New York Stock Exchange, subject to official notice of such issuance, we cannot assure you that a market for our common stock will develop or, if one develops, that it will be sustained.

Common Stock

General.    The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. Stockholders are not permitted to cumulate their votes. With certain exceptions, which are described below, a majority of the votes entitled to be cast and represented in person or by proxy at a meeting of stockholders is required to approve any matter on which stockholders vote. The affirmative vote of holders of at least 80% of the shares entitled to vote is required to approve certain amendments to our certificate of incorporation and bylaws. See “—Anti-Takeover Effects of Certificate, Bylaws, Stockholder Rights Plan and Delaware Law—Board of Directors.” The affirmative vote of holders of at least 66 2/3% of the shares entitled to vote is required to approve or authorize:

•	a merger or consolidation with any other corporation;

•	the sale, lease, exchange or other disposition of all or substantially all of our assets;

•	a liquidation of our company; or

•	any amendments to our certificate of incorporation other than those indicated in this paragraph.

The holders of common stock are entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of funds legally available for the payment of dividends, subject to preferences that may be applicable to any outstanding preferred stock. The indenture governing our senior notes and our revolving credit facility limit our ability to declare or pay dividends and, in some circumstances, prohibit the declaration or payment of dividends and other restricted payments. If we liquidate, dissolve or otherwise wind up our business, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of prior distribution rights of preferred stock, if any is then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

Voting Agreements.    Under the terms of a stockholders’ agreement among SCF-IV, L.P., Todd M. Hornbeck, Troy A. Hornbeck, Cari Investment Company and us, Todd and Troy Hornbeck and Cari Investment Company have agreed to vote their shares in favor of SCF-IV, L.P.’s designee to our board, so long as SCF-IV, L.P. owns at least 5% of our outstanding common stock. Under this agreement, SCF-IV, L.P. also agrees to vote its shares in favor of two designees of Todd and Troy Hornbeck and two designees of Cari Investment Company to the board of directors. Pursuant to a voting arrangement entered into between SCF-IV, L.P. and us, SCF is restricted from voting 269,346 of its shares.

See also “Business—Environmental and Other Governmental Regulation” for a discussion of restrictions on foreign ownership of our stock.

Preferred Stock

Our board, without further action by our stockholders, is authorized to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock, including:

•	dividends rights;

•	conversion rights;

•	voting powers;

•	redemption rights; and

•	liquidation preferences.

The issuance of preferred stock provides us with flexibility in achieving various corporate purposes, including possible acquisitions, but it could adversely affect the voting rights of holders of our common stock. It could also affect the likelihood that holders of common stock will receive dividends or payments upon liquidation.

A total of 1,000,000 shares of preferred stock has been designated as Series A Junior Participating Preferred Stock, which we refer to as “the Series A Preferred Stock”, in connection with our stockholder rights plan discussed below. No other series of preferred stock is designated and no shares of preferred stock are outstanding.

Registration Rights

Under the terms of a stockholders’ agreement among Todd M. Hornbeck, Troy A. Hornbeck, Cari Investment Company and us, Todd and Troy Hornbeck and Cari Investment Company are entitled to require us to file a registration statement under the Securities Act of 1933 to sell some or all of the shares of our common stock held by them. We are only required to make one such stand-alone registration for each of Todd and Troy Hornbeck and one for Cari Investment Company. In addition, holders of a majority of the shares of our common stock issued to the Hornbecks and Cari Investment

Company on June 5, 1997 and shares issued with equivalent registration rights to other persons or entities may require us to register some or all of such shares if they have not already been registered and may not then be sold under Rule 144(k) of the Securities Act of 1933. Todd and Troy Hornbeck and Cari Investment Company also have the right to include some or all of their shares of common stock in any other registration statement that we file involving our common stock, subject to certain limitations.

Under the terms of a registration rights agreement among SCF-IV, L.P., certain other stockholders that purchased shares of our common stock in the private placement of our common stock completed in November 2000 and the company, such stockholders have the right to include some or all of such shares, and any shares issued in respect of such shares, in any registration statement that we file involving our common stock, subject to certain limitations. Also under this agreement, the holders of a majority of the shares of our common stock issued in the November 2000 private placement are entitled to require us to file a registration statement under the Securities Act of 1933 to sell some or all of the common stock held by them. At this time, only SCF-IV, L.P. holds a majority of these shares.

Under the terms of a registration rights agreement among us and several stockholders that purchased shares of our common stock in the private placement completed in July 2003, such stockholders have the right to include some or all of such shares, and any shares issued in respect of such shares, in any registration statement that we file involving our common stock, subject to certain limitations.

Notwithstanding the above agreements, persons with registration rights have either waived or are deemed to have waived their rights to participate in this offering or are not otherwise permitted to participate in this offering under the terms of such agreements.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Anti-Takeover Effects of Certificate, Bylaws, Stockholder Rights Plan and Delaware Law

General.    Our certificate of incorporation, bylaws and stockholder rights plan contain provisions that are designed in part to make it more difficult and time-consuming for a person to obtain control of our company. The provisions of our certificate of incorporation, bylaws and stockholder rights plan reduce the vulnerability of our company to an unsolicited takeover proposal. These provisions may also have an adverse effect on the ability of stockholders to influence the governance of our company. In addition, our certificate of incorporation contains provisions that enable our board to limit the amount of our common stock that may be owned by persons who are not U.S. citizens. See “Business—Environmental and Other Governmental Regulation.” This may adversely affect the liquidity of our common stock in certain situations. We have summarized the provisions of our certificate of incorporation and bylaws, other than those dealing with citizenship, and the terms of our stockholder rights plan below, but you should read our certificate of incorporation, bylaws and stockholder rights plan in their entirety for a complete description of the rights of holders of our common stock.

Board of Directors.    Our certificate of incorporation and bylaws divide the members of our board of directors into three classes serving three-year staggered terms. The classification of directors makes it more difficult for our stockholders to change the composition of our board: at least two annual meetings of stockholders may be required for the stockholders to change a majority of the directors, whether or not a majority of our stockholders favors such a change. The affirmative vote of the holders of at least 80% of the shares entitled to vote is required to alter or repeal the provision related to the classification of our board.

Our stockholders may only remove directors from office for cause by the affirmative vote of stockholders holding at least 80% of the shares entitled to vote at an election of directors. Our stockholders may not remove directors without cause. Vacancies in a directorship may be filled only by the vote of a majority of the remaining directors, although if a director was removed by the stockholders, the vacancy may be filled at the meeting at which the removal took place by the affirmative vote of stockholders holding at least 80% of the shares entitled to vote. The number of directors may be fixed by resolution of the board, but must be no less than four nor more than nine unless otherwise determined by holders of 80% of the shares entitled to vote at an election of directors or by unanimous consent of the board.

Contractual Restrictions on Transfer by Certain Stockholders.    Todd M. Hornbeck, Troy A. Hornbeck and Cari Investment Company have agreed, beginning after we become a reporting company under the Securities Exchange Act of 1934, to give us notice of and an opportunity to make a competing offer regarding a decision by any of them to sell or consider accepting an offer to sell to a single person or entity shares of common stock representing 5% or more of our common stock, other than in compliance with Rule 144 or to an affiliate or family member of the holder. SCF-IV, L.P. has also agreed to give us notice of and an opportunity to make a competing offer regarding a decision by it to sell or consider accepting an offer to sell to a single person or entity shares of common stock representing 5% or more of our common stock. SCF-IV, L.P. is further prohibited from transferring any of its shares of our common stock to any person or entity that is a competitor of ours. In addition, certain purchasers that participated in our 2003 private placement agreed to a similar restriction prohibiting the transfer of any of their shares of our common stock to any person or entity that is a competitor of ours.

Supermajority Voting.    The affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock is required to amend or repeal our certificate of incorporation, except with respect to the classification of the board, which requires the affirmative vote of the holders of at least 80% of our outstanding voting stock. The affirmative vote of the holders of at least 80% of our outstanding voting stock is required to amend, alter, change or repeal the provisions in our bylaws governing the following matters:

•	the composition of the board of directors, including the classification of the board;

•	the removal of directors and the procedure for electing the successor to a removed director;

•	the date and time of the annual meeting;

•	advance notice of stockholder nominations and stockholder business; and

•	the procedure for calling a special meeting of stockholders.

No Stockholder Action by Written Consent.    Under Delaware law, unless a corporation’s certificate of incorporation specifies otherwise, any action that could be taken at an annual or special meeting of stockholders may be taken without a meeting and without notice to or a vote of other stockholders if a consent in writing is signed by holders of outstanding stock having voting power sufficient to take such action at a meeting at which all outstanding shares were present and voted. Our certificate of incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders. As a result, our stockholders may not act upon any matter except at a duly called meeting.

Advance Notice of Stockholder Nominations and Stockholder Business.    Our stockholders may nominate a person for election as a director or bring other business before a stockholder meeting only if written notice of an intent to do so is given at a specified time in advance of the meeting.

Special Meetings of the Stockholders.    Special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer, the president, a majority of the directors or holders of not less than 25% of the shares entitled to vote at the meeting.

Stockholder Rights Plan.    Our board implemented a stockholder rights plan on June 18, 2003, a copy of which has been filed with the Commission, and declared a dividend of one right for each outstanding share of our common stock to stockholders of record on June 18, 2003. One right will also attach to each share issued after June 18, 2003. The rights will only become exercisable, and transferable apart from our common stock, 10 business days following a public announcement that a person or group has acquired beneficial ownership of, or has commenced a tender or exchange offer for, 10% or more of our common stock. The discussion that follows sets forth the operation of the rights. The rights plan was amended in March 2004 to, among other changes, conform its terms to the 1-for-2.5 reverse stock split of our common stock effected on March 5, 2004.

Each right will initially entitle the holder to purchase one one-hundredth of one share of our Series A Preferred Stock at a price of $187.50, subject to adjustment. If a person becomes an “acquiring person” as defined below, each holder of a right who is not an acquiring person will have the right to receive upon exercise of each right and payment of the purchase price one one-hundredth of one share of our Series A Preferred Stock (or, in certain circumstances, cash, property, our common stock or other of our securities). Similarly, if after an event triggering the exercise of the rights we are acquired in a merger or other business combination, or 50% or more of our assets or earning power are sold or transferred, each holder of a right (other than holders whose rights have been voided) will have the right to receive, upon exercise of the right and payment of the purchase price, that number of shares of common stock of the company acquiring us having a then current market price equal to twice the exercise price for one one-hundredth of a share of Series A Preferred Stock.

Under the rights plan, an acquiring person is a person or group that has acquired or has announced an offer to acquire 10% or more of our common stock. The following are excluded from the definition of acquiring person:

•	the company;

•	any subsidiary of the company;

•	any employee benefit plan or employee stock plan of the company, any subsidiary of the company or any person appointed or holding our common stock pursuant to the terms of any such plans; or

•	any person whose ownership of 10% or more of our common stock then outstanding results solely from being a beneficial owner of 10% or more of our common stock at the effective date of the rights plan or having participated in our 2003 private placement, results from any transaction approved by at least 80% of the members of our entire board of directors or results from a reduction in the number of our issued and outstanding shares of common stock pursuant to a transaction approved by our board of directors. A person excluded for these reasons will become an acquiring person if it acquires any additional shares of our common stock, unless such additional acquisition does not increase its percentage ownership of our common stock.

We may redeem the rights in whole, but not in part, at a redemption price of $.001 per right at any time before the rights become exercisable. The rights expire on June 17, 2013. Pursuant to the stockholder rights plan, all shares of our Series A Preferred Stock are reserved for issuance upon exercise of the rights.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group who attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us even if such acquisition may be favorable to the interests of our stockholders.

Because our board of directors can redeem the rights or approve certain offers, the rights should not interfere with any merger or other business combination approved by our board of directors.

The description and terms of the rights are set forth in a rights plan between the company and Mellon Investor Services LLC, which serves as the rights agent.

Delaware Business Combination Statute.    Section 203 of the Delaware General Corporation Law provides that, subject to specified exceptions, an “interested stockholder” of a Delaware corporation may not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	before such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•	on or after such time, the business combination is approved by the board of directors of the corporation and authorized not by written consent, but at an annual or special meeting of stockholders, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of a transaction specified in Section 203 and involving the corporation and a person who:

•	had not been an interested stockholder during the previous three years; or

•	became an interested stockholder with the approval of a majority of the corporation’s directors,

if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately before the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period.

Indemnification of Directors and Officers

Our certificate of incorporation provides for indemnification of directors and officers under the circumstances and to the full extent permitted by Delaware law. We have also entered into indemnification agreements with our directors and officers.

SHARES ELIGIBLE FOR FUTURE SALE

There has been no market for our common stock before this offering, and we cannot assure you that a significant public market for our common stock will develop or be sustained for any period of time after this offering. Sales by our existing stockholders of a substantial number of shares of our common stock in the public market could cause the market price of our common stock to fall and could affect our ability to raise capital on terms favorable to us in the future.

Upon completion of this offering, we will have outstanding 20,527,814 shares of common stock, assuming the underwriters’ over-allotment option is not exercised. Of these shares, 6,000,000 shares, or 6,900,000 shares if the underwriters exercise their over-allotment option in full, of the common stock sold in this offering will be freely tradable without restriction under the Securities Act of 1933 unless purchased by our affiliates as that term is defined in Rule 144 under the Securities Act. The remaining 14,527,814 shares of common stock outstanding will be restricted securities under Rule 144 and may in the future be sold without registration under the Securities Act to the extent permitted by Rule 144 or any other applicable exemption under the Securities Act, subject to the restrictions on transfer described in “Description of Securities—Anti-Takeover Effects of Certificate, Bylaws, Stockholder Rights Plan and Delaware Law—Contractual Restrictions on Transfer by Certain Stockholders” and the lock-up agreements described below.

Our executive officers, directors and certain stockholders have agreed pursuant to lock-up agreements that, with limited exceptions, they will not sell any shares of our common stock for a period of 180 days from the date of this prospectus without the prior written consent of the representatives.

As a result of these lock-up agreements and the rules under the Securities Act, the restricted shares will be available for sale in the public market, subject in most cases to volume and other restrictions, as follows:

Days after the Effective Date	Number of Shares Eligible for Sale	Comment
Upon effectiveness	1,186,402	Restricted shares not locked up and eligible for sale under Rule 144
90 days	515,550	Restricted shares not locked up and eligible for sale under Rules 144 and 701
180 days	12,825,862	Lock-up released; restricted shares eligible for sale under Rules 144 and 701

Upon expiration of the lock-up period, or to the extent restricted shares are not subject to the lock-up restrictions, the restricted shares will be available for sale in the public market, subject to Rule 144 and Rule 701 of the Securities Act.

The shares set forth in the above table do not include 80,420 shares of our common stock issuable under options that will become exercisable upon completion of this offering, 56,580 of which will be eligible for sale after 90 days and 23,840 of which will be eligible for sale after 180 days.

Rule 144

In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated, such as an affiliate) who has beneficially owned restricted shares for at least one year, is permitted to sell, within any three-month period, the number of such restricted shares that does not exceed the greater of:

•	one percent of the then-outstanding shares of our common stock, which will equal approximately 205,300 shares after giving effect to this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding such sale.

Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of current public information about us.

Rule 144(k)

In addition, under Rule 144(k) of the Securities Act, a person who was not an affiliate of our company at any time within the three months preceding a sale, and who has beneficially owned shares for at least two years, may sell such shares immediately following this offering without having to comply with volume limitations, manner of sale provisions, notice or other requirements of Rule 144.

Rule 701

Any employees, directors, officers, consultants and advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits resales of such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

Following the consummation of this offering, we intend to file a registration statement on Form S-8 covering shares of common stock reserved for issuance under our Incentive Compensation Plan. Shares of our common stock so registered will, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and the expiration of any applicable lock-up agreement, be available for sale immediately in the open market.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Jefferies & Company, Inc., Simmons & Company International and Johnson Rice & Company L.L.C. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Jefferies & Company, Inc.
Simmons & Company International
Johnson & Rice Company, L.L.C.

Total	6,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 900,000 shares from us to cover such sales. They may exercise the option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 900,000 additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $        per share from the initial public offering price. If all of the shares are not sold at the initial public offering price, the representatives may change this offering price and the other selling terms.

We, our executive officers and directors, and certain of our other stockholders have agreed with the underwriters not to dispose of or hedge any of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

At our request, the underwriters have reserved for sale at the initial public offering price up to 300,000 shares of common stock for sale to our employees and directors and certain other persons we designate. The number of shares of common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to the market valuation of companies in related businesses.

An application has been made to list our common stock on the New York Stock Exchange under the symbol “HOS”. In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriters in stabilizing transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date of the offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the company; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.1 million.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed on for us by Winstead Sechrest & Minick P.C., Houston, Texas. R. Clyde Parker, Jr., a shareholder in Winstead Sechrest & Minick P.C., is a nonvoting, advisory director appointed by our board of directors, owns 59,400 shares of our common stock and has options to acquire 17,700 shares of our common stock. Certain legal matters in connection with this offering will be passed on for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of Hornbeck Offshore Services, Inc. appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their report thereon also appearing elsewhere herein and in the registration statement. Such consolidated financial statements have been included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Hornbeck Offshore Services, Inc.

We have audited the accompanying consolidated balance sheets of Hornbeck Offshore Services, Inc. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hornbeck Offshore Services, Inc. and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

ERNST & YOUNG LLP

New Orleans, Louisiana

January 30, 2004, except with

    respect to the matters discussed in

    Note 3 and paragraph 10 of Note 7 as

    to which the date is March 5, 2004

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,
	2002	2003
ASSETS
Current assets:
Cash and cash equivalents	$22,228	$12,899
Accounts and claims receivable, net of allowance for doubtful accounts of $469 and $454, respectively	14,616	17,124
Prepaid insurance	569	291
Property taxes receivable	1,135	2,144
Other current assets	742	1,081

Total current assets	39,290	33,539

Property, plant and equipment, net	226,232	316,715
Goodwill, net	2,628	2,628
Deferred charges, net	10,113	12,316
Other assets	27	44

Total assets	$278,290	$365,242

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,350	$3,884
Accrued interest	7,747	7,799
Accrued payroll and benefits	3,740	3,911
Other accrued liabilities	188	247

Total current liabilities	17,025	15,841

Revolving credit facility	—	40,000
Long-term debt, net of original issue discount of $2,694 and $2,323, respectively	172,306	172,677
Deferred tax liabilities, net	16,709	23,567
Other liabilities	374	762

Total liabilities	206,414	252,847

Stockholders’ equity:
Preferred stock: $0.01 par value; 5,000 shares authorized; no shares issued and outstanding	—	—
Common stock: $0.01 par value; 100,000 shares authorized; 12,122 and 14,528 shares issued and outstanding at December 31, 2002 and 2003, respectively	121	145
Additional paid-in capital	61,062	90,351
Retained earnings	10,693	21,883
Accumulated other comprehensive income	—	16

Total stockholders’ equity	71,876	112,395

Total liabilities and stockholders’ equity	$278,290	$365,242

The accompanying notes are an integral part of these consolidated statements.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,
	2001	2002	2003
Revenues	$68,791	$92,585	$110,813
Costs and expenses:
Operating expenses	32,805	48,633	64,395
General and administrative expenses	8,039	9,681	10,731

	40,844	58,314	75,126

Operating income	27,947	34,271	35,687
Other income (expense):
Interest income	1,455	667	178
Interest expense:
Debt obligations	(13,694)	(16,207)	(18,523)
Put warrants	(2,952)	—	—

	(16,646)	(16,207)	(18,523)
Other income, net	—	55	706

	(15,191)	(15,485)	(17,639)

Income before income taxes	12,756	18,786	18,048
Income tax expense	(5,737)	(7,139)	(6,858)

Net income	$7,019	$11,647	$11,190

Basic net income per share of common stock	$0.68	$0.96	$0.84

Diluted net income per share of common stock	$0.67	$0.94	$0.82

Weighted average basic shares outstanding	10,265	12,098	13,397

Weighted average diluted shares outstanding	10,514	12,428	13,604

The accompanying notes are an integral part of these consolidated statements.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In thousands, except per share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	Shares	Amount
Balance at January 1, 2001	9,830	$98	$46,072	$(7,973)	$—	$38,197
Shares issued	2,224	22	14,628	—	—	14,650
Net income	—	—	—	7,019	—	7,019

Balance at December 31, 2001	12,054	$120	$60,700	$(954)	$—	$59,866
Shares issued	75	1	412	—	—	413
Net income	—	—	—	11,647	—	11,647
Repurchase and retirement of shares	(7)	—	(50)	—	—	(50)

Balance at December 31, 2002	12,122	$121	$61,062	$10,693	$—	$71,876
Private placement of common stock	2,400	24	29,243	—	—	29,267
Other shares issued	6	—	46	—	—	46
Comprehensive income:
Net income	—	—	—	11,190	—	11,190
Foreign currency translation	—	—	—	—	16	16

Total comprehensive income						11,206

Balance at December 31, 2003	14,528	$145	$90,351	$21,883	$16	$112,395

The accompanying notes are an integral part of these consolidated statements.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except per share data)

	Year Ended December 31,
	2001	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,019	$11,647	$11,190
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,501	10,351	14,393
Amortization	1,169	1,945	3,197
Provision for bad debts	78	336	56
Deferred tax expense	5,816	7,139	6,858
Gain on sale of assets	—	(32)	(712)
Equity in income from investments	—	(27)	(17)
Loss on early extinguishment of debt	3,029	—	—
Amortization of financing costs and initial warrant valuation	3,978	1,455	1,531
Changes in operating assets and liabilities:
Accounts and claims receivable	(4,419)	(4,335)	(2,565)
Prepaid insurance and other current assets	(379)	478	(1,070)
Deferred charges and other assets	(2,278)	(4,389)	(6,397)
Accounts payable	3,441	(295)	(1,627)
Accrued liabilities and other liabilities	2,099	1,095	610
Accrued interest	7,291	(413)	52

Net cash provided by operating activities	33,345	24,955	25,499
CASH FLOWS FROM INVESTING ACTIVITIES:
Construction of new vessels	(50,475)	(48,359)	(38,047)
Acquisition of offshore supply vessels	—	—	(48,000)
Acquisition of tugs, tank barges, and other vessels	(31,080)	—	(7,400)
Proceeds from sale of vessels	—	315	1,650
Capital expenditures	(6,773)	(7,727)	(6,369)

Net cash used in investing activities	(88,328)	(55,771)	(98,166)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of senior notes	171,896	—	—
Proceeds from borrowings under debt agreements	40,750	60	1,656
Net proceeds from borrowings under revolving credit facility	—	—	40,000
Payments on borrowings under debt agreements	(129,930)	(453)	(1,488)
Deferred financing costs	(7,668)	(129)	(159)
Repurchase of shares	—	(50)	—
Repurchase of warrants	(14,500)	—	—
Net cash proceeds from shares issued	14,650	413	23,313

Net cash provided by (used in) financing activities	75,198	(159)	63,322

Effects of exchange rate changes on cash	—	—	16

Net increase (decrease) in cash and cash equivalents	20,215	(30,975)	(9,329)
Cash and cash equivalents at beginning of period	32,988	53,203	22,228

Cash and cash equivalents at end of period	$53,203	$22,228	$12,899

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:
Interest paid	$5,577	$19,075	$19,718

Income taxes paid	$—	$65	$—

NONCASH FINANCING ACTIVITIES:
Issuance of common stock to partially fund the purchase of offshore supply vessels	$—	$—	$6,000

The accompanying notes are an integral part of these consolidated statements.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

1.    Organization

Formation

Hornbeck Offshore Services, Inc. (or the Company) was incorporated in the state of Delaware in 1997. The Company wholly owns Hornbeck Offshore Transportation, LLC, Hornbeck Offshore Services, LLC, HOS-IV, LLC, Hornbeck Offshore Operators, LLC and Energy Services Puerto Rico, LLC. All of the subsidiaries were converted from C corporations to limited liability companies (or LLCs) in 2001. The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Nature of Operations

Hornbeck Offshore Services, LLC (HOS) operates offshore supply vessels (OSVs) to provide support and specialty services to the offshore oil and gas exploration and production industry, primarily in the U.S. Gulf of Mexico and select international markets. In two separate acquisitions, on June 26, 2003 and August 8, 2003, a wholly-owned subsidiary of the Company, HOS-IV, LLC, acquired a total of six new generation OSVs from Candy Marine Investment Corporation (see Note 16). Hornbeck Offshore Transportation, LLC (HOT) operates ocean-going tugs and tank barges that provide transportation of petroleum products. On May 31, 2001, the Company purchased a fleet of nine ocean-going tugs and nine ocean-going tank barges and the related coastwise transportation businesses from the Spentonbush/Red Star Group, affiliates of Amerada Hess Corporation. HOT services the northeastern seaboard of the United States and Puerto Rico. The results of these acquisitions have been included since the date of acquisition (see Note 16). Hornbeck Offshore Operators, LLC (HOO) is a service subsidiary that provides administrative and personnel support to the other subsidiaries. Energy Services Puerto Rico, LLC (ESPR) provides administrative and personnel support to vessels operating in Puerto Rico.

During 2002, the Company obtained a 49% interest in Hornbeck Offshore Trinidad and Tobago Limited (HOTT). HOTT is a vessel crewing and management services company established to support the Company’s Trinidad-based operations. The 49% interest owned by the Company is being recorded using the equity method. The Company’s equity in income from investments is not material.

2.    Summary of Significant Accounting Policies

Revenue Recognition

HOS charters its OSVs to clients under time charters based on a daily rate of hire and recognizes revenue as earned on a daily basis during the contract period of the specific vessel.

HOT contracts its vessels to clients primarily under contracts of affreightment, under which revenue is recognized based on the number of days incurred for the voyage as a percentage of total estimated days applied to total estimated revenues. Voyage related costs are expensed as incurred. Substantially all voyages under these contracts are less than 10 days in length. HOT also contracts certain of its vessels under time charters based on a daily rate of hire. Revenue is recognized on such contracts as earned on a daily basis during the contract period of the specific vessel.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments in money market funds and investments available for current use with an initial maturity of three months or less.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation and amortization of equipment and leasehold improvements are computed using the straight-line method based on the estimated useful lives of the related assets. Major modifications and improvements, which extend the useful life of the vessel, are capitalized and amortized over the remaining useful life of the vessel. Gains and losses from retirements or other dispositions are recognized as incurred.

The estimated useful lives by classification are as follows:

Tugs	14-25 years
Tank barges	3-25 years
Offshore supply vessels	25 years
Nonvessel-related property, plant and equipment	5 years

All of the Company’s single-hulled tank barges have estimated useful lives based on their classification under the Oil Pollution Act of 1990, while the Company’s double-hulled tank barges have an estimated useful life of 25 years.

Deferred Charges

The Company’s tugs, tank barges, and OSVs are required by regulation to be recertified after certain periods of time. The Company defers the drydocking expenditures incurred due to regulatory marine inspections and amortizes the costs on a straight-line basis over the period to be benefited from such improvements (generally 30 or 60 months). Financing charges are amortized over the term of the related debt using the interest method.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The provision for income taxes includes provisions for federal, state and foreign income taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

Concentration of Credit Risk

Customers are primarily major and independent, domestic and international, oil and oil service companies. The Company’s customers are granted credit on a short-term basis and related credit risks are considered minimal. The Company usually does not require collateral. The Company provides an estimate for uncollectible accounts based primarily on management’s judgment. Management uses historical losses, current economic conditions and individual evaluations of each customer to make adjustments to the allowance for doubtful accounts. The Company’s historical losses have not been significant. However, because amounts due from individual customers can be significant, future adjustments to the allowance can be material if one or more individual customer’s balances are deemed uncollectible.

The following table represents the allowance for doubtful accounts:

	December 31,
	2001	2002	2003
Balance, beginning of year	$55	$133	$469
Additions charged to expense	78	336	56
Write off of uncollectible accounts	—	—	(71)

Balance, end of year	$133	$469	$454

Property taxes receivable represents assessed property taxes on the Company’s vessels that will be refunded upon the filing of state tax returns.

Goodwill

Goodwill reflects the excess of cost over the estimated fair value of the net assets acquired. Before January 1, 2002, realization of goodwill was periodically assessed by management based on the expected future profitability and undiscounted future cash flows of acquired entities and their contribution to the overall operations of the Company. If the review indicated that the carrying value was not recoverable, the excess of the carrying value over the undiscounted cash flow was recognized as an impairment loss. Effective January 1, 2002, the Company has performed goodwill impairment reviews by reporting unit based on a fair value concept as required by Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” See Recent Accounting Pronouncements.

Stock-Based Compensation

SFAS No. 123, “Accounting for Stock-Based Compensation” established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As provided for under SFAS 123, the Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.” For all periods presented, the Company has used the intrinsic value method, in which compensation cost for stock options, if any, is measured as the excess of the estimated fair value market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

Impairment of Long-Lived Assets

When events or circumstances indicate that the carrying amount of long-lived assets to be held and used or intangible assets might not be recoverable, the expected future undiscounted cash flows from the assets are estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. Fair value is determined based on discounted cash flow or appraised values, as appropriate. Long-lived assets that are held for disposal are reported at the lower of the assets’ carrying amount or fair value less costs related to the assets’ disposition.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, “Business Combinations.” SFAS 141 eliminated the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. The purchase method of accounting is required to be used for all business combinations initiated after June 30, 2001. SFAS 141 also requires separate recognition of intangible assets that meet certain criteria.

In July 2001, the FASB issued SFAS 142, “Goodwill and Other Intangible Assets.” Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed for impairment annually, or more frequently if circumstances indicate potential impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. For goodwill and indefinite-lived intangible assets acquired prior to July 1, 2001, goodwill continued to be amortized through 2001, at which time amortization ceased and a transitional goodwill impairment test was performed. Any impairment charges resulting from the initial application of the new rules were classified as a cumulative change in accounting principle. The Company completed its initial transition evaluation by June 30, 2002, which was within the six-month transition period allowed by the new standard. The Company determined that its goodwill balances were not impaired. Goodwill amortization for each of the years ended December 31, 2001, 2002 and 2003 was $126, $0 and $0, respectively.

The following table presents the Company’s net income as reported in the Company’s consolidated financial statements compared to what would have been reported if SFAS 142 had been in effect as of January 1, 2001.

	Year Ended December 31,
	2001	2002	2003
Net income, as reported	$7,019	$11,647	$11,190
Amortization of goodwill	126	—	—

Net income, as adjusted	$7,145	$11,647	$11,190

There was a $0.01 basic and diluted earnings per share effect in 2001 for implementation of SFAS 142.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which supersedes FASB Statement No. 121, “Accounting for the Impairment of

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

Long-Lived Assets and for Long-Lived Assets to be Disposed of.” SFAS 144 also supersedes certain aspects of APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be reported in discontinued operations in the period incurred rather than as of the measurement date as presently required by APB 30. Additionally, certain dispositions may now qualify for discontinued operations treatment. The provisions of SFAS 144 are required to be applied for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of this statement did not have any effect on the Company’s consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS 145 requires that gains or losses recorded from the extinguishment of debt that do not meet the criteria of APB Opinion No. 30 should not be presented as extraordinary items. This statement is effective for fiscal years beginning after May 15, 2002 as it relates to the reissued FASB Statement, with earlier application permitted. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB 30 for classification as an extraordinary item has been reclassified (see Note 4).

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 nullifies EITF Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity,” under which a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 had no impact on the consolidated financial statements of the Company for the year ended December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of these recognition provisions will result in recording liabilities associated with certain guarantees the Company may provide in the future. The disclosure requirements of this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. FIN 45 did not have an impact on the Company’s consolidated financial statements. The Company has no guarantees applicable under FIN 45.

In December 2002, SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123,” was issued by the FASB and amends SFAS 123, “Accounting for Stock-Based Compensation.” This Statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation and amends the disclosure provisions of SFAS 123 to require

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. The Company has not adopted either of the alternative methods of transition and continues to apply APB Opinion No. 25.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities,” which clarifies the application of Accounting Research Bulletin (ARB) No. 51, “Consolidated Financial Statements,” to certain entities (called variable interest entities) in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure requirements of this Interpretation are effective for all financial statements issued after January 31, 2003. The consolidation requirements apply to all variable interest entities created after January 31, 2003. In addition, public companies must apply the consolidation requirements to variable interest entities that existed prior to February 1, 2003 and remain in existence as of the beginning of annual or interim periods beginning after March 15, 2004. FIN 46 is not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” to clarify under what circumstances a contract with an initial net investment meets the characteristics of a derivative, to clarify when a derivative contains a financing component, to amend the definition of an “underlying” to conform it to language in FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” and to amend certain other existing pronouncements. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and is to be applied prospectively. Implementation of SFAS 149 did not have a material effect on the Company’s consolidated financial statements as of and for the period ended December 31, 2003, as it did not have any derivative instruments or hedging arrangements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable, as well as certain other financial instruments, be classified as liabilities in the financial statements. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective beginning with the Company’s second quarter of 2004. The provisions of this statement did not have a material impact on the Company’s consolidated financial statements as of and for the year ended December 31, 2003.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

Reclassifications

Certain reclassifications of amounts reported in prior years have been made to conform to the current year presentation. The compensation costs for certain vessel support personnel were reclassified from general and administrative expenses to operating expenses for all periods presented.

3.    Earnings Per Share and Reverse Stock Split

In connection with the Company’s anticipated filing of a registration statement on Form S-1 to complete an initial public offering of the Company’s stock, the required earnings per share disclosures for a company with publicly traded equity securities have been presented in the accompanying financial statements. Earnings per share disclosures were not previously required.

Basic net income (loss) per share of common stock was calculated by dividing net income (loss) applicable to common stock by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share of common stock was calculated by dividing net income (loss) applicable to common stock by the weighted average number of common shares outstanding during the year plus the effect of dilutive stock options and warrants. Weighted average number of common shares outstanding was calculated by using the sum of the shares determined on a daily basis divided by the number of days in the period. At December 31, 2001, 2002 and 2003 the Company had dilutive stock options of 249, 330 and 207, respectively, which were assumed exercised using the treasury stock method. Warrants exercisable for 3,968 shares for the year ended December 31, 2001, were excluded from the computation of diluted net income (loss) per share of common stock as their effect was anti-dilutive.

On March 5, 2004, the Company affected a 1-for-2.5 reverse stock split of its common stock that would have caused the number of outstanding shares to decrease from 36,320 to 14,528. For all periods, the share amounts and per share data reflected throughout these financial statements have been adjusted to give effect to the reverse stock split. Basic and diluted earnings per common share are each calculated based on the weighted average number of shares outstanding during the periods adjusted for the effect of the reverse stock split. The weighted average shares outstanding for 2001, 2002 and 2003 were 10,264, 12,098 and 13,397.

4.    Early Extinguishment of Debt

A loss of $3,029 was incurred during the third quarter of 2001 resulting from the write-off of deferred financing costs upon the refinancing of the Company’s debt through the issuance of $175,000 of senior notes in July 2001 (see Note 7). The loss was classified as an extraordinary item in the previously issued 2001 financial statements. In connection with the adoption of SFAS 145 on January 1, 2003, this loss has been reclassified in the accompanying financial statements as an increase to interest expense (see Note 2 – Recent Accounting Pronouncements).

5.    Defined Contribution Plan

The Company was a participating employer in the Cari Investment Company 401(k) Plan, a defined contribution plan with a cash or deferred arrangement pursuant to Section 401(k) of the Internal Revenue Code. The Company established a simple employer plan on March 1, 2001. Employees must be at least twenty-one years of age and have completed three months of service to be eligible for participation. Participants may elect to defer up to 20% of their compensation, subject to

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

certain statutorily established limits. The Company may elect to make annual matching and/or profit sharing contributions to the plan. During the years ended December 31, 2001, 2002 and 2003, the Company made contributions of $75, $125 and $280, respectively.

6.    Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31,
	2002	2003
Tugs	$28,725	$28,876
Tank barges	29,299	37,121
Offshore supply vessels	167,864	265,729
Construction in progress	22,866	20,319
Nonvessel-related property, plant and equipment	2,283	3,382
Less: Accumulated depreciation	(24,805)	(38,712)

	$226,232	$316,715

Interest expense of $3,075, $3,867, and $2,734 was capitalized for the years ended December 31, 2001, 2002 and 2003, respectively.

7.    Long-Term Debt

On June 5, 1998, the Company entered into a $20,000 line of credit agreement (credit facility) with a venture capital company to refinance existing indebtedness and partially finance the construction of OSVs (see Note 11). The Company issued detachable warrants to purchase 4,762 shares of common stock in connection with the Credit Facility. The warrants were assigned an estimated market value of $500. Warrants for the purchase of 4,200 shares of common stock were exercisable with an exercise price of $4.20 per share. The remaining warrants became exercisable only on the occurrence of an event of default under the Credit Facility, the Company filing for bankruptcy or if the indebtedness under the Credit Facility was not discharged in full by June 5, 2003. All of the warrants issued in connection with establishment of the Credit Facility provided the holders with a put option whereby the holders had the right, if the Company’s stock was not publicly traded by June 5, 2003, to require the Company to repurchase the warrants at their fair market value.

According to EITF Issue No. 88-9 “Accounting for Put Warrants”, issued by the Emerging Issues Tax Force and supplemented by EITF Issue No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” a company whose stock is publicly traded is required to account for warrants that contain put options as a liability. Upon the Company’s filing of a Registration Statement on Form S-1 in July 2002, which was subsequently withdrawn in October 2002, the accounting for put warrants as a liability became effective. As previously discussed, the Company assigned a market value of $500 to the warrants at issuance based on the relative fair value of the Credit Facility and the warrants. The $500 was allocated to debt with all subsequent changes to the fair market value of the warrants for each period presented being recorded as an adjustment to interest expense.

The Company repurchased and terminated all of the warrants for $14,500 in October 2001. The repurchase of the warrants was funded by a private placement of the Company’s common stock for

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

gross proceeds of $14,650. The remaining funds were used for payment of expenses incurred in connection with the private placement.

On July 24, 2001, the Company issued $175,000 in principal amount of 10 5/8% senior notes. The Company realized net proceeds of approximately $165,000, a substantial portion of which was used to repay and fully extinguish all of the then existing credit facilities. The senior notes mature on August 1, 2008 and require semi-annual interest payments at an annual rate of 10 5/8% on February 1 and August 1 of each year until maturity. The effective interest rate on the senior notes is 11.18%. No principal payments are due until maturity. The senior notes are unsecured senior obligations and rank equally in right of payment with other existing and future senior indebtedness and senior in right of payment to any subordinated indebtedness incurred by the Company in the future. The senior notes are guaranteed by all of the Company’s subsidiaries. The Company may, at its option, redeem all or part of the senior notes from time to time at specified redemption prices and subject to certain conditions required by the indenture. The Company is permitted under the terms of the indenture to incur additional indebtedness in the future, provided that certain financial conditions set forth in the indenture are satisfied by the Company.

In connection with the issuance of the senior notes, the Company wrote-off deferred financing costs related to previous credit facilities. The write-off in the amount of $3,029 has been presented as an adjustment to interest expense in the accompanying statements of operations (see Note 4).

The Company completed an exchange offer on January 18, 2002, whereby the 10 5/8% Series A senior notes, due August 1, 2008, were exchanged for 10 5/8% Series B senior notes with the same terms, the offering of which was publicly registered.

Effective December 31, 2001, the Company entered into a new senior secured revolving line of credit for $50,000 (revolving credit facility) with a borrowing base initially set at $25,000. Pursuant to the indenture governing the senior notes, unless the Company meets a specified consolidated interest coverage ratio test, the level of permitted borrowings under this facility is limited to $25,000 plus 15% of the increase in the Company’s consolidated net tangible assets over the consolidated net tangible assets as of March 31, 2001 determined on a pro forma basis to reflect the Spentonbush/Red Star Group acquisition. Unused commitment fees are payable quarterly at the annual rate of one-quarter to three-eighths of one percent on the revolving credit facility, based on the leverage ratio defined by the agreement.

On June 26, 2003, concurrent with the acquisition of five OSVs from Candy Fleet, the Company amended the $50,000 revolving credit facility to increase its borrowing base from $25,000 to $50,000. In connection with this amendment, the Company pledged two additional OSVs as collateral.

On September 30, 2003, the Company amended the revolving credit facility to increase its nominal amount and borrowing base from $50,000 to $60,000. The Company pledged one additional OSV as collateral in connection with this amendment. As of September 30, 2003, seven OSVs and four ocean-going tugs collateralized the revolving credit facility. As of December 31, 2003, the Company had a balance outstanding of $40,000 under the revolving credit facility, which primarily funded the acquisition of a double-hulled tank barge and a portion of the costs of six acquired OSVs, and had $20,000 of additional credit immediately available under the revolving credit facility.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

On February 13, 2004, the Company amended and restated the revolving credit facility to extend its maturity and increase its size to $100,000. The current borrowing base remains unchanged at $60,000. This facility had an original expiration date of December 31, 2004. The new expiration date of the amended and restated facility is February 13, 2009. The maturity of this facility will automatically accelerate to March 31, 2008, if by that date the Company has not redeemed its senior notes or refinanced them with debt having a maturity later than July 31, 2009.

The revolving credit facility and indenture impose certain operating and financial restrictions on the Company. Such restrictions affect, and in many cases limit or prohibit, among other things, the Company’s ability to incur additional indebtedness, make capital expenditures, redeem equity, create liens, sell assets and make dividend or other restricted payments.

As of the dates indicated, the Company had the following outstanding long-term debt:

	December 31,
	2002	2003
Revolving credit facility	$—	$40,000
10 5/8% senior notes due 2008, net of original issue discount of $2,694 and $2,323, respectively	$172,306	$172,677

	172,306	212,677
Less current maturities	—	—

	$172,306	$212,677

Annual maturities of long-term debt during each year ending December 31, are as follows:

2004	$—
2005	—
2006	—
2007	—
2008	172,677
Thereafter	40,000

$212,677

8.    Stockholders’ Equity

Preferred Stock

The Company’s charter authorizes 5,000 shares of preferred stock. The Board of Directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the Company’s shareholders.

Stockholder Rights Plan

The Company’s Board of Directors implemented a stockholder rights plan on June 18, 2003, declaring a dividend of one right for each outstanding share of common stock to stockholders of record

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

on June 18, 2003. One right will also attach to each share of common stock issued after June 28, 2003. The rights become exercisable, and transferable apart from the Company’s common stock, 10 business days following a public announcement that a person or group has acquired beneficial ownership of, or has commenced a tender or exchange offer for, 10% or more of the Company’s common stock.

The rights have anti-takeover effects, causing substantial dilution to a person or group who attempts to acquire the Company without the approval of the Board of Directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire the Company even if such acquisition may be favorable to the interests of the Company’s stockholders. Because the Board of Directors can redeem the rights or approve certain offers, the rights should not interfere with any merger or other business combination approved by the Company’s Board of Directors.

Private Placement of Common Stock

In May 2003, the Company commenced a private placement of its common stock to accredited investors to raise gross proceeds of $30,000, including $6,000 of common stock, or 480 shares, issued to Candy Fleet as partial consideration for the June 26, 2003 acquisition of five deepwater OSVs. The private placement was completed in July 2003 with 1,920 shares distributed for gross cash proceeds of $24,000. Costs incurred for the private placement were approximately $700 and were recorded as a reduction in additional paid-in capital.

9.    Incentive Compensation Plan

SFAS No. 123, “Accounting for Stock-Based Compensation,” established financial accounting and reporting standards for stock-based compensation plans. The Company’s incentive compensation plan includes all arrangements by which employees and directors receive shares of stock or other equity instruments of the Company, or the Company incurs liabilities to employees or directors in amounts based on the price of the stock. SFAS 123 defines a fair-value-based method of accounting for stock-based compensation. However, SFAS 123 also allows an entity to continue to measure stock-based compensation cost using the intrinsic value method of APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Entities electing to retain the accounting prescribed in APB 25 must make pro forma disclosures of net income assuming dilution as if the fair-value-based method of accounting defined in SFAS 123 had been applied. The Company retained the provisions of APB 25 for expense recognition purposes. Under APB 25, where the exercise price of the Company’s stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company established an incentive compensation plan which provides the Company with the ability to grant options for a maximum of 3,500 shares of common stock. The purchase price of the stock subject to each option is determined by the Board of Directors of the Company and cannot be less than the fair market value of the stock at the date of grant. During 2002 and 2003, options for 45 and 6 shares, respectively, were exercised. All options granted expire five to ten years after the date of grant, have an exercise price equal to or greater than the estimated market price of the Company’s stock at the date of grant and vest over a two- to four-year period.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

The following summarizes the option activity in the plan during 2001, 2002 and 2003:

	2001		2002		2003
	Number of Options Outstanding	Average Price Per Share	Number of Options Outstanding	Average Price Per Share	Number of Options Outstanding	Average Price Per Share
Outstanding, beginning of year	154	$4.93	696	$6.28	773	$6.40
Granted	568	6.63	133	6.63	209	11.30
Exercised	—	—	(45)	4.88	(6)	6.63
Cancelled	(26)	5.90	(11)	6.63	(51)	7.15

Outstanding, end of year	696	6.28	773	$6.40	925	$7.45

Exercisable, end of year (1)	227		363		455

Weighted-average fair value of options granted during the year		$1.85		$2.10		$3.55

(1)	The table above does not include 497 options outstanding as of December 31, 2003 that will become exercisable upon the completion of an initial public offering of the Company’s common stock

The following is a summary of outstanding stock options at December 31, 2003:

	Options Outstanding			Options Exercisable
	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Range of exercise prices:
$ 4.63 to $ 6.63	725	7.18	$6.38	455	$6.13
$11.20 to $12.50	200	9.23	11.30	—	—

Total	925		7.45	455	6.13

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

If compensation cost for the Company’s stock options had been determined based on the fair value at the grant date consistent with the method under SFAS 123, the Company’s income available to common stockholders for the years ended December 31, 2001, 2002 and 2003 would have been as indicated below:

	Year Ended December 31,
	2001	2002	2003
Income available to common stockholders:
As reported	$7,019	$11,647	$11,190
Deduct: stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(170)	(217)	(281)

Pro forma	$6,849	$11,430	$10,909

Basic net income (loss) per share of common stock:
As reported	$0.68	$0.96	$0.84

Deduct: stock based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(0.02)	(0.02)	(0.02)

Pro forma	$0.66	$0.94	$0.82

Diluted net income (loss) per share of common stock:
As reported	$0.67	$0.94	$0.82
Deduct: stock based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(0.02)	(0.02)	(0.02)

Pro forma	$0.65	$0.92	$0.80

The fair value of the options granted under the Company’s stock option plan during each of the three years ended December 31, 2001, 2002 and 2003, was estimated using the Black-Scholes pricing model using the minimum value method whereby volatility is not considered. The other assumptions used were: an average interest rate of 4.88%, 3.83% and 3.84%, respectively, and an expected life of five to seven years with no expected dividends for each year.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

10.    Income Taxes

The net long-term deferred tax liabilities (assets) in the accompanying consolidated balance sheets include the following components:

	December 31,
	2002	2003
Deferred tax liabilities:
Fixed assets	$23,396	$34,927
Deferred charges and other liabilities	1,314	2,406

Total deferred tax liabilities	24,710	37,333
Deferred tax assets:
Net operating loss carryforwards	(7,917)	(13,666)
Allowance for doubtful accounts	(162)	(165)
Other	(17)	(30)

Total deferred tax assets	(8,096)	(13,861)
Valuation allowance	95	95

Total deferred tax liabilities, net	$16,709	$23,567

The components of the income tax expense follow:

	Year Ended December 31,
	2001	2002	2003
Current tax expense	$—	$—	$—
Deferred tax expense	5,737	7,139	6,858

Total	$5,737	$7,139	$6,858

At December 31, 2003, the Company had federal tax net operating loss carryforwards of approximately $37,385. The carryforward benefit from the federal tax net operating loss carryforwards begins to expire in 2018. The Company had a state tax net operating loss carryforward of approximately $1,515 related to one state tax jurisdiction. This carryforward can only be utilized if the Company generates taxable income in the appropriate tax jurisdiction. A valuation allowance of $95 has been established to fully offset the deferred tax asset related to the state tax jurisdiction.

The following table reconciles the difference between the Company’s income tax provision calculated at the federal statutory rate and the actual income tax provision:

	Year Ended December 31,
	2001	2002	2003
Statutory rate	$4,460	$6,575	$6,317
State taxes	158	275	235
Non-deductible expense	47	95	47
Non-deductible interest expense—warrants	1,033	—	—
Foreign taxes and other	39	194	259

	$5,737	$7,139	$6,858

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

11.    Commitments and Contingencies

Vessel Construction

At December 31, 2003, the Company was committed under vessel construction contracts with a shipyard affiliated with the Company’s former Chairman of the Board and Chief Executive Officer to construct one OSV and one double-hulled tank barge and with a third party shipyard for the construction of one double-hulled tank barge. At that date, the remaining amount expected to be incurred during 2004 to complete construction with respect to such contracts was approximately $31,245. The Company is obligated under the terms of the contracts to remit funds to the shipyards based on vessel construction milestones, which are subject to change during vessel construction.

Operating Leases

The Company is obligated under certain operating leases for marine vessels, office space and vehicles. The Covington facility lease provides for a term of five years with two five-year renewal options. The Brooklyn facility lease provides for a term of five years with five one-year renewal options.

Future minimum payments under noncancelable leases for years subsequent to 2003 follow:

Year Ended December 31,
2004	$1,166
2005	769
2006	449
2007	351
2008	259

$2,994

In addition, the Company leases marine vessels used in its operations under month-to-month operating lease agreements. Total rent expense related to leases was $771, $1,559 and $1,012 during the years ended December 31, 2001, 2002 and 2003, respectively.

See Note 16 for a description of the lease entered into in connection with the Spentonbush/Red Star Group acquisition.

Contingencies

In the normal course of its business, the Company becomes involved in various claims and legal proceedings in which monetary damages are sought. It is management’s opinion that the Company’s liability, if any, under such claims or proceedings would not materially affect its financial position or results of operations.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

12.    Deferred Charges

Deferred charges include the following:

	Year Ended December 31,
	2001	2002	2003
Deferred financing costs, net of accumulated amortization of $430, $1,549 and $2,702, respectively	$6,554	$5,559	$4,557
Deferred drydocking costs, net of accumulated amortization of $2,414, $4,352 and $5,230, respectively	2,789	3,261	6,175
Deferred equity offering costs and other	460	1,293	1,584

Total	$9,803	$10,113	$12,316

13.    Related Party Transactions

A former member of the Company’s Board of Directors, who served on the Board from June 1997 until August 2001 and is now serving as an advisory director, is a shareholder in a law firm that has provided legal services to the Company. The Company paid approximately $1,529 to the law firm during the year ended December 31, 2001, the year during which he served as a director.

During 2003, the Company was committed under vessel construction contracts to construct four OSVs and one double-hulled tank barge with a shipyard affiliated with the Company’s former Chairman of the Board and Chief Executive Officer. The Company incurred $25,200 of construction costs related to such vessels during 2003. The same shipyard has constructed 10 of the Company’s 22 OSVs in service as of December 31, 2003.

14.    Major Customers

In the years ended December 31, 2001, 2002 and 2003, revenues from the following customers exceeded 10% of total revenues:

	Year Ended December 31,
	2001	2002	2003
Customer A (1)	—	11%	—
Customer B (1)	12%	—	—
Customer C (2)	19%	24%	23%

(1)	Offshore supply vessel segment.
(2)	Tug and tank barge segment.

15.    Segment Information

The Company provides marine transportation services through two business segments. The Company operates new generation offshore supply vessels in the U.S. Gulf of Mexico, Trinidad and Tobago and Mexico through its offshore supply vessel segment. The offshore supply vessels principally support complex exploration and production projects by transporting cargo to offshore drilling rigs and production facilities and provide support for specialty services. The tug and tank barge segment primarily operates ocean-going tugs and tank barges in the northeastern United States and in Puerto Rico. The ocean-going tugs and tank barges provide coastwise transportation of refined and bunker grade petroleum products from one port to another. The following shows reportable segment information for the years ended December 31, 2001, 2002 and 2003 reconciled to consolidated totals and prepared on the same basis as the Company’s consolidated financial statements.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

	Year Ended December 31,
	2001	2002	2003
Operating Revenues:
Offshore supply vessels	$33,610	$46,378	$62,402
Tugs and tank barges	35,181	46,207	48,411

Total	$68,791	$92,585	$110,813

Operating Expenses:
Offshore supply vessels	$11,672	$20,197	$32,167
Tugs and tank barges	21,133	28,436	32,228

Total	$32,805	$48,633	$64,395

General and Administrative Expenses:
Offshore supply vessels	$3,496	$3,840	$4,952
Tugs and tank barges	4,543	5,841	5,779

Total	$8,039	$9,681	$10,731

Operating Income:
Offshore supply vessels	$18,442	$22,341	$25,283
Tugs and tank barges	9,505	11,930	10,404

Total	$27,947	$34,271	$35,687

Capital Expenditures:
Offshore supply vessels	$53,317	$51,865	$92,054
Tugs and tank barges	34,926	3,295	12,453
Corporate	85	611	1,309

Total	$88,328	$55,771	$105,816

Depreciation and Amortization:
Offshore supply vessels	$3,503	$5,830	$9,381
Tugs and tank barges	4,167	6,466	8,209

Total	$7,670	$12,296	$17,590

	At December 31,
	2001	2002	2003
Identifiable Assets:
Offshore supply vessels	$140,580	$195,825	$276,567
Tugs and tank barges	67,937	72,490	68,589
Corporate	50,300	9,975	20,086

Total	$258,817	$278,290	$365,242

Long-Lived Assets:
Offshore supply vessels	$128,188	$174,676	$258,076
Tugs and tank barges	52,272	50,797	56,914
Corporate	321	759	1,725

Total	$180,781	$226,232	$316,715

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

16.    Acquisitions

Spentonbush/Red Star Group Tugs and Tank Barges

On May 31, 2001, the Company purchased a fleet of nine ocean-going tugs and nine ocean-going tank barges and the related coastwise transportation businesses from the Spentonbush/Red Star Group for approximately $28,000 in cash. As part of the acquisition, the Company entered into a contract of affreightment with Amerada Hess as its exclusive marine logistics provider and coastwise transporter of petroleum products in the northeastern United States. The contract became effective on June 1, 2001 and its initial term continues through March 31, 2006. The Company also entered into a five-year lease for the Brooklyn marine facility of Amerada Hess where the tug and tank barge operations that were acquired are based and from which such operations are conducted. The lease expires in March 2006. The Company incurred approximately $600 in acquisition costs.

The purchase method was used to account for the acquisition of the tugs and tank barges from the Spentonbush/Red Star Group. There was no goodwill recorded as a result of the acquisition. The Company completed its final purchase price allocation and increased the liabilities related to assumed drydocking liabilities to $4,995. The following reflects the final allocation of the purchase price and recertification costs incurred during the allocation period following the acquisition date:

Property, plant and equipment	$32,025
Other assets	1,000
Accrued liabilities	(4,995)

Purchase price	$28,030

The following summarized unaudited pro forma income statement data reflects the impact the Spentonbush/Red Star Group acquisition would have had on the Company’s consolidated results of operations for the year ended December 31, 2001, if the acquisition had taken place at the beginning of the fiscal year:

Revenues	$89,298
Operating income	33,614
Net income	10,189

Candy Fleet Offshore Supply Vessels

On June 26, 2003, the Company acquired five 220-foot new generation offshore supply vessels and their related business from Candy Marine Investment Corporation, an affiliate of Candy Fleet Corporation (collectively, Candy Fleet), for $45,000, comprised of $39,000 in cash and of $6,000 of common stock, for the purpose of diversifying its offshore supply vessel fleet and expanding its service offerings. Candy Fleet is a privately held marine vessel operator in the Gulf of Mexico. The Company funded the cash portion of the purchase price with a combination of borrowings under the Company’s revolving credit facility as discussed in Note 7, and with part of the cash proceeds generated by the private placement of its common stock discussed in Note 8. The new vessel names are HOS Explorer, HOS Express, HOS Pioneer, HOS Trader, and HOS Voyager.

On August 6, 2003, the Company completed the acquisition of an additional 220-foot new generation offshore supply vessel from Candy Fleet. The closing of the transaction was affected after satisfying certain conditions precedent to closing, including, among other things, receipt during July 2003 of $13,500 in proceeds relating to the $30,000 private placement of common stock and the

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

satisfactory completion of a drydocking and survey of the vessel in early August. The purchase price was $9,000. The Company plans to continue operating the acquired vessel, which was renamed the HOS Mariner, in the Gulf of Mexico. In connection with the acquisition, the Company was also granted options to purchase three conventional 180-foot offshore supply vessels from Candy Fleet for an aggregate exercise price of $4,500. These options expire on August 6, 2004.

The purchase method was used to account for the acquisitions of the six new generation offshore supply vessels from Candy Fleet. There were no intangible assets or goodwill recorded as a result of the acquisition. Included in the purchase price allocation was approximately $300 of acquisition costs comprised of legal, consulting and accounting fees. As of December 31, 2003, the final purchase price was allocated to the acquired assets based on the estimated fair values as follows:

Property, plant and equipment	$54,437
Inventory	183
Accrued liabilities	(275)

Purchase price	$54,345

The unaudited pro forma income statement data from the Candy Fleet acquisition would not have had a material impact on the Company’s consolidated results of operations for the years ended December 31, 2003 and 2002, if the acquisition had taken place at the beginning of the fiscal year.

17.    Supplemental Selected Quarterly Financial Data (Unaudited):

	Quarter Ended
	Mar 31	Jun 30	Sep 30	Dec 31
Fiscal Year 2002
Revenues	$22,743	$21,315	$22,322	$26,204
Operating income	9,322	8,235	7,209	9,505
Net income	3,489	2,841	2,043	3,274
Net income per share of common stock:
Basic	$0.29	$0.23	$0.17	$0.27
Diluted	0.27	0.23	0.17	0.27
Fiscal Year 2003
Revenues	$27,347	$26,010	$28,215	$29,240
Operating income	10,358	8,620	8,276	8,433
Net income	4,290	2,673	2,159	2,068
Net income per share of common stock:
Basic	$0.35	$0.21	$0.15	$0.14
Diluted	0.35	0.21	0.15	0.14

The sum of the four quarters may not equal annual results due to rounding.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share data)

18.    Employment Agreements

The Company has employment agreements with certain members of its executive management team. These agreements include, among other things, contractually stated base level salaries and a structured bonus plan dependent upon the Company achieving EBITDA and earnings per share targets in years during which the employment agreements are in effect. In the event a member of the executive management team is terminated due to events as defined in the agreement, the employee will continue to receive salary, bonus and other payments equal to the full amount payable under the agreement.

Effective February 27, 2002, the Company’s former Chairman of the Board and Chief Executive Officer ceased serving in that capacity and his employment under the terms of his agreement terminated. The Company accrued its contractual obligation as of the date of termination.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                      , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

6,000,000 Shares

Hornbeck Offshore

Services, Inc.

Common Stock

Goldman, Sachs & Co.

Jefferies & Company, Inc.

Simmons & Company

International

Johnson Rice

& Company L.L.C.

Representatives of the Underwriters

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates.

Securities and Exchange Commission registration fee	$13,000
NASD filing fee	9,000
Stock Market Listing fee	150,000
Printing and engraving expenses	150,000
Legal fees and expenses	500,000
Accounting fees and expenses	190,000
Transfer agent and registrar fees and expenses	6,000
Miscellaneous fees and expenses	102,000

Total	$1,120,000

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The General Corporation Law of Delaware, under which we are incorporated, authorizes the indemnification of directors and officers under the circumstances described below. To the extent one of our present or former directors or officers is successful on the merits or otherwise in defense of any action, suit or proceeding described below, the General Corporation Law of Delaware requires that such person be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection with such action, suit or proceeding. Article VIII of our Certificate of Incorporation requires indemnification of our directors and officers to the extent permitted by law. Section 6.10 of our bylaws provides for, and sets forth the procedures for obtaining, such indemnification. These provisions may be sufficiently broad to indemnify such persons for liabilities under the Securities Act of 1933. In addition, we maintain insurance which insures our directors and officers against certain liabilities.

The General Corporation Law of Delaware gives us the power to indemnify each of our officers and directors against expenses, including attorneys’ fees, and judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding by reason of such person being or having been one of our directors, officers, employees or agents, or of any other corporation, partnership, joint venture, trust or other enterprise at our request. To be entitled to such indemnification, such person must have acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest and, if a criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. The General Corporation Law of Delaware also gives us the power to indemnify each of our officers and directors against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of us to procure a judgment in our favor by reason of such person being or having been one of our directors, officers, employees or agents, or of any other corporation, partnership, joint venture, trust or other enterprise at our request, except that we may not indemnify such person with respect to any claim, issue or matter as to which such person was adjudged to be liable to us in the absence of a determination by the court that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity. To be entitled to such indemnification, such person must have acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest.

We have also entered into indemnification agreements with our directors and officers. These agreements provide rights that are consistent with but more detailed than those provided under Delaware Law and our bylaws. The indemnification agreements are not intended to deny or otherwise limit third-party derivative suits against us or our directors or officers, but if a director or officer is entitled to indemnity or contribution under the indemnification agreement, the financial burden of the third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to the benefit of us but would be offset by our obligations to the director of officer under the indemnification agreement.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES

Since January 1, 2001, we have issued the following shares of our common stock which were not registered under the Securities Act of 1933:

(a)    In September 2003, we issued 1,000 shares of our common stock to a holder of options under our Incentive Compensation Plan upon the exercise of such options. The total amount of consideration we received for the issuance of these shares was approximately $6,625. The issuance of these shares of our common stock was exempt from registration under Rule 701 promulgated under the Securities Act.

(b)    In June 2003, we issued 4,700 shares of our common stock to certain holders of options granted under our Incentive Compensation Plan upon the exercise of such options. The total amount of consideration we received for the issuance of these shares was approximately $31,138. The issuance of these shares of our common stock was exempt from registration under Rule 701 promulgated under the Securities Act.

(c)    In June and July 2003, we issued 2,400,000 shares of our common stock to certain of our existing stockholders and other investors who qualified as accredited investors, as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act. The total amount of consideration received for the issuance of these shares was $30.0 million, which includes $6 million of common stock that was issued to Candy Marine Investment Corporation in connection with the acquisition of five offshore service vessels. The issuance of these shares of our common stock was exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act.

(d)    In December 2002, we issued 1,700 shares of our common stock to a holder of options granted under our Incentive Compensation Plan upon the exercise of such options. The total amount of consideration we received for the issuance of these shares was approximately $8,670. The issuance of these shares of our common stock was exempt from registration under Rule 701 promulgated under the Securities Act.

(e)    In May 2002, we issued 43,600 shares of our common stock to certain holders of options granted under our Incentive Compensation Plan upon their exercise of such options. The total amount of consideration we received for the issuance of these shares was approximately $212,900. The issuance of these shares of our common stock was exempt from registration under Rule 701 promulgated under the Securities Act.

(f)    In March 2002, we issued 30,189 shares of our common stock to Bernie W. Stewart, the Chairman of our Board of Directors, under the terms of his Advisory Agreement. The amount of consideration we received for the issuance of these shares was approximately $200,000. The issuance of these shares of our common stock was exempt from registration under Rule 701 promulgated under the Securities Act.

(g)    In August and October 2001, we issued a total of 2,203,774 shares of our common stock to certain of our existing stockholders and their affiliates who qualified as accredited investors, as such term is defined in Rule 501 of Regulation D promulgated under the Securities

Act. The amount of consideration we received for the issuance of these shares was $14.6 million. The issuance of these shares of our common stock was exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act.

(h)    In September 2001, we issued 20,000 shares of our common stock to one of our employees. The amount of consideration we received for the issuance of these shares was $132,500. The issuance of these shares of our common stock was exempt from registration under Section 4(2) of the Securities Act.

(i)    In June 2001, we issued 1,401 shares of our common stock to two of our directors in connection with our policy that each of our directors must hold shares of our common stock in order to qualify for service on our Board of Directors. The total amount of consideration we received for the issuance of these shares was $2,652. The issuance of these shares of our common stock was exempt from registration under Section 4(2) of the Securities Act.

On July 24, 2001, we issued $175 million in principal amount of our 10 5/8% Series A senior notes due 2008 to the initial purchasers of those notes who then resold the Series A senior notes only to qualified institutional buyers pursuant to Rule 144A promulgated under the Securities Act. On January 18, 2002, all of the Series A senior notes were exchanged for a like principal amount of our 10 5/8% Series B senior notes due 2008, which are identical in all material respects to the form and terms of the Series A senior notes, except that the offering of the Series B senior notes was registered under the Securities Act. We did not receive any proceeds from the exchange offer.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)    Exhibits:

Exhibit Number	Description of Exhibit

1.1	—Form of Underwriting Agreement.

3.1

—Second Restated Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware on March 5, 2004 (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-K for the period ended December 31,2003).

3.2*	—Certificate of Designation of Series A Junior Participating Preferred Stock filed with the Secretary of State of the State of Delaware on June 20, 2003.

3.3	—Third Restated Bylaws (incorporated by reference to Exhibit 3.3 to the Company’s Form 10-K for the period ended December 31, 2003).

4.1	—Specimen Certificate for the Company’s common stock, $0.01 par value.

4.2

—Rights Agreement dated as of June 18, 2003 between the Company and Mellon Investor Services LLC as Rights Agent, which includes as Exhibit A the Certificate of Designations of Series A Junior Participating Preferred Stock, as Exhibit B the form of Right Certificate and as Exhibit C the form of Summary of Rights to Purchase Stock (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed July 2, 2003).

4.3

—Stockholders’ Agreement dated as of June 5, 1997 between the Company, Todd M. Hornbeck, Troy A. Hornbeck and Cari Investment Company (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1 filed July 22, 2002, Registration No. 333-96833).

Exhibit Number	Description of Exhibit

4.4

—Registration Rights Agreement dated as of October 27, 2000 between the Company and SCF-IV, L.P. (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-1 filed July 22, 2002, Registration No. 333-96833).

4.5

—Agreement Concerning Registration Rights dated as of October 27, 2000 between the Company, SCF-IV, LP, Joint Energy Development Investments II, LP and Sundance Assets, LP (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-1 filed July 22, 2002, Registration No. 333-96833).

4.6*	—Stockholders’ Agreement dated as of October 27, 2000 between the Company, Todd M. Hornbeck, Troy A. Hornbeck, Cari Investment Company and SCF-IV, L.P.

4.7*	—Letter Agreement dated September 24, 2001 between the Company, Todd M. Hornbeck, Troy A. Hornbeck, Cari Investment Company and SCF-IV, L.P.

4.8

—Indenture dated as of July 24, 2001, between Wells Fargo Bank Minnesota, National Association (as Trustee) and the Company, including table of contents and cross-reference sheet (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 dated September 21, 2001, Registration No. 333-69826).

4.9

—Supplemental Indenture dated as of December 17, 2001, between Wells Fargo Bank Minnesota, National Association (as Trustee), the Company, Hornbeck Offshore Services, LLC, (formerly Hornbeck Offshore Services, Inc.), HORNBECK-LEEVAC Marine Operators, LLC, (formerly HORNBECK-LEEVAC Marine Operators, Inc.), LEEVAC Marine, LLC and Energy Services Puerto Rico, LLC, with Notation of Subsidiary Guarantee by Hornbeck Offshore Services, LLC, HORNBECK-LEEVAC Marine Operators, LLC, LEEVAC Marine, LLC and Energy Services Puerto Rico, LLC (incorporated by reference to Exhibit 4.1.1 to Amendment No. 2 to the Company’s Registration Statement on Form S-4 dated December 19, 2001, Registration No. 333-69826).

4.10*

—Second Supplemental Indenture and Amendment dated as of June 18, 2003, between Wells Fargo Bank Minnesota, National Association (as Trustee), the Company and HOS-IV, LLC, with Notation of Subsidiary Guarantee by HOS-IV, LLC.

4.11

—Third Supplemental Indenture dated as of February 13, 2004, between Wells Fargo Bank Minnesota, National Association (as Trustee), the Company and Hornbeck Offshore Trinidad & Tobago, LLC, with Notation of Subsidiary Guarantee by Hornbeck Offshore Trinidad & Tobago, LLC (incorporated by reference to Exhibit 4.4 to the Company’s Form 10-K for the period ended December 31, 2003).

4.12	—Specimen 10 5/8% Series B Senior Note due 2008 (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-4 dated September 21, 2001, Registration No. 333-69826).

4.13*	—Registration Rights Agreement dated as of June 24, 2003 between the Company and certain purchasers of securities.

4.14

—Amendment to Rights Agreement dated as of March 5, 2004 between the Company and Mellon Investor Services LLC as Rights Agent (incorporated by reference to Exhibit 4.13 to the Company’s Form 10-K for the period ended December 31, 2003).

5.1	—Opinion of Winstead Sechrest & Minick P.C.

10.1

—Employment Agreement dated effective January 1, 2001 by and between Christian G. Vaccari and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-4 dated September 21, 2001, Registration No. 333-69826).

Exhibit Number	Description of Exhibit

10.2

—Senior Employment Agreement dated effective January 1, 2001 by and between Todd M. Hornbeck and the Company (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-4 dated September 21, 2001, Registration No. 333-69826).

10.3

—Employment Agreement dated effective January 1, 2001 by and between Carl Annessa and the Company (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-4 dated September 21, 2001, Registration No. 333-69826).

10.4

—Employment Agreement dated effective January 1, 2001 by and between Paul M. Ordogne and the Company (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-4 dated September 21, 2001, Registration No. 333-69826).

10.5

—Employment Agreement dated effective January 1, 2001 by and between James O. Harp, Jr. and the Company (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-4 dated September 21, 2001, Registration No. 333-69826).

10.6	—Amended and Restated Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the period ended September 30, 2003).

10.7

—Form of Indemnification Agreement for directors, officers and key employees (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1 filed July 22, 2002, Registration No. 333-96833).

10.8

—Contract of Affreightment dated as of May 31, 2001 among LEEVAC Marine, Inc. and Amerada Hess Corporation (certain portions omitted based on a grant of confidential treatment filed separately with the Commission) (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Company’s Registration Statement on Form S-4 dated December 19, 2001, Registration No. 333-69826).

10.9

—Asset Purchase Agreement dated as of June 20, 2003 by and among HOS-IV, LLC, Candy Marine Investment Corporation, Candy Fleet Corporation and Kenneth I. Nelkin, and joined for limited purposes by Hornbeck Offshore Services, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed July 7, 2003).

10.10

—Amended and Restated Credit Agreement dated as of February 13, 2004 among Hornbeck Offshore Services, Inc. and Hibernia National Bank, as agent, and Hibernia National Bank, Fortis Capital Corp., Southwest Bank of Texas, N.A., DVB Bank Aktiengesellscheft and Wells Fargo Bank, N.A., as lenders (incorporated by reference to Exhibit 10.5 to the Company’s Form 10-K for the period ended December 31, 2003).

10.11*	—Amendment to Senior Employment Agreement dated effective February 17, 2003 by and between Todd M. Hornbeck and the Company.

10.12*	—Amendment to Employment Agreement dated effective February 17, 2003 by and between Carl G. Annessa and the Company.

10.13*	—Amendment to Employment Agreement dated effective February 17, 2003 by and between James O. Harp, Jr. and the Company.

10.14	—Director & Advisory Director Compensation Plan (incorporated by reference to Exhibit 10.9 to the Company’s Form 10-K for the period ended December 31, 2003).

10.15

—Form of First Amendment to Identification Agreement for Directors, Officers and Key Employees (incorporated by reference to Exhibit 10.6 to the Company’s Form 10-Q for the period ended September 30, 2003).

21.1*	—Subsidiaries of the Company.

Exhibit Number	Description of Exhibit

23.1	—Consent of Winstead Sechrest & Minick P.C. (contained in Exhibit 5.1)

23.2	—Consent of Ernst & Young LLP.

99.1

—Asset Purchase and Option Agreement dated as of June 20, 2003 by and among HOS-IV, LLC, Candy Marine Investment Corporation, Candy Fleet Corporation and Kenneth I. Nelkin, and joined for limited purposes by Hornbeck Offshore Services, Inc. and Candy Cruiser, Inc. (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed August 7, 2003).

*	Previously filed.

(b)    Financial Statement Schedules.

None.

ITEM 17.    UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the co-registrants have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the co-registrants of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the co-registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430(A) and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) of 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)    For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Covington, the State of Louisiana, on March 10, 2004.

HORNBECK OFFSHORE SERVICES, INC.

By:	/s/ TODD M. HORNBECK
Todd M. Hornbeck President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ TODD M. HORNBECK (Todd M. Hornbeck)	President, Chief Executive Officer, Secretary and Director (Principal Executive Officer)	March 10, 2004

/s/ JAMES O. HARP, JR. (James O. Harp, Jr.)	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 10, 2004

* (Bernie W. Stewart)	Director and Chairman of the Board	March 10, 2004

* (Richard W. Cryar)	Director	March 10, 2004

* (Larry D. Hornbeck)	Director	March 10, 2004

* (Bruce W. Hunt)	Director	March 10, 2004

* (Patricia B. Melcher)	Director	March 10, 2004

* (David A. Trice)	Director	March 10, 2004

* (Christian G. Vaccari)	Director	March 10, 2004

* (Andrew L. Waite)	Director	March 10, 2004

/s/ JAMES O. HARP, JR. *By: Attorney-in-Fact	Director	March 10, 2004

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	—Form of Underwriting Agreement.

3.1

—Second Restated Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware on March 5, 2004 (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-K for the period ended December 31, 2003).

3.2*	—Certificate of Designation of Series A Junior Participating Preferred Stock filed with the Secretary of State of the State of Delaware on June 20, 2003.

3.3	—Third Restated Bylaws (incorporated by reference to Exhibit 3.3 to the Company’s Form 10-K for the period ended December 31, 2003).

4.1	—Specimen Certificate for the Company’s common stock, $0.01 par value.

4.2

—Rights Agreement dated as of June 18, 2003 between the Company and Mellon Investor Services LLC as Rights Agent, which includes as Exhibit A the Certificate of Designations of Series A Junior Participating Preferred Stock, as Exhibit B the form of Right Certificate and as Exhibit C the form of Summary of Rights to Purchase Stock (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed July 2, 2003).

4.3

—Stockholders’ Agreement dated as of June 5, 1997 between the Company, Todd M. Hornbeck, Troy A. Hornbeck and Cari Investment Company (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1 filed July 22, 2002, Registration No. 333-96833).

4.4

—Registration Rights Agreement dated as of October 27, 2000 between the Company and SCF-IV, L.P. (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-1 filed July 22, 2002, Registration No. 333-96833).

4.5

—Agreement Concerning Registration Rights dated as of October 27, 2000 between the Company, SCF-IV, LP, Joint Energy Development Investments II, LP and Sundance Assets, LP (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-1 filed July 22, 2002, Registration No. 333-96833).

4.6*	—Stockholders’ Agreement dated as of October 27, 2000 between the Company, Todd M. Hornbeck, Troy A. Hornbeck, Cari Investment Company and SCF-IV, L.P.

4.7*	—Letter Agreement dated September 24, 2001 between the Company, Todd M. Hornbeck, Troy A. Hornbeck, Cari Investment Company and SCF-IV, L.P.

4.8

—Indenture dated as of July 24, 2001, between Wells Fargo Bank Minnesota, National Association (as Trustee) and the Company, including table of contents and cross-reference sheet (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 dated September 21, 2001, Registration No. 333-69826).

4.9

—Supplemental Indenture dated as of December 17, 2001, between Wells Fargo Bank Minnesota, National Association (as Trustee), the Company, Hornbeck Offshore Services, LLC, (formerly Hornbeck Offshore Services, Inc.), HORNBECK-LEEVAC Marine Operators, LLC, (formerly HORNBECK-LEEVAC Marine Operators, Inc.), LEEVAC Marine, LLC and Energy Services Puerto Rico, LLC, with Notation of Subsidiary Guarantee by Hornbeck Offshore Services, LLC, HORNBECK-LEEVAC Marine Operators, LLC, LEEVAC Marine, LLC and Energy Services Puerto Rico, LLC (incorporated by reference to Exhibit 4.1.1 to Amendment No. 2 to the Company’s Registration Statement on Form S-4 dated December 19, 2001, Registration No. 333-69826).

Exhibit Number	Description of Exhibit

4.10*

—Second Supplemental Indenture and Amendment dated as of June 18, 2003, between Wells Fargo Bank Minnesota, National Association (as Trustee), the Company and HOS-IV, LLC, with Notation of Subsidiary Guarantee by HOS-IV, LLC.

4.11

—Third Supplemental Indenture dated as of February 13, 2004, between Wells Fargo Bank Minnesota, National Association (as Trustee), the Company and Hornbeck Offshore Trinidad & Tobago, LLC, with Notation of Subsidiary Guarantee by Hornbeck Offshore Trinidad & Tobago, LLC (incorporated by reference to Exhibit 4.4 to the Company’s Form 10-K for the period ended December 31, 2003).

4.12	—Specimen 10 5/8% Series B Senior Note due 2008 (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-4 dated September 21, 2001, Registration No. 333-69826).

4.13*	—Registration Rights Agreement dated as of June 24, 2003 between the Company and certain purchasers of securities.

4.14

—Amendment to Rights Agreement dated as of March 5, 2004 between the Company and Mellon Investor Services LLC as Rights Agent (incorporated by reference to Exhibit 4.13 to the Company’s Form 10-K for the period ended December 31, 2003).

5.1	—Opinion of Winstead Sechrest & Minick P.C.

10.1

—Employment Agreement dated effective January 1, 2001 by and between Christian G. Vaccari and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-4 dated September 21, 2001, Registration No. 333-69826).

10.2

—Senior Employment Agreement dated effective January 1, 2001 by and between Todd M. Hornbeck and the Company (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-4 dated September 21, 2001, Registration No. 333-69826).

10.3

—Employment Agreement dated effective January 1, 2001 by and between Carl Annessa and the Company (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-4 dated September 21, 2001, Registration No. 333-69826).

10.4

—Employment Agreement dated effective January 1, 2001 by and between Paul M. Ordogne and the Company (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-4 dated September 21, 2001, Registration No. 333-69826).

10.5

—Employment Agreement dated effective January 1, 2001 by and between James O. Harp, Jr. and the Company (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-4 dated September 21, 2001, Registration No. 333-69826).

10.6	—Amended and Restated Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the period ended September 30, 2003).

10.7

—Form of Indemnification Agreement for directors, officers and key employees (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1 filed July 22, 2002, Registration No. 333-96833).

10.8

—Contract of Affreightment dated as of May 31, 2001 among LEEVAC Marine, Inc. and Amerada Hess Corporation (certain portions omitted based on a grant of confidential treatment filed separately with the Commission) (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Company’s Registration Statement on Form S-4 dated December 19, 2001, Registration No. 333-69826).

Exhibit Number	Description of Exhibit

10.9

—Asset Purchase Agreement dated as of June 20, 2003 by and among HOS-IV, LLC, Candy Marine Investment Corporation, Candy Fleet Corporation and Kenneth I. Nelkin, and joined for limited purposes by Hornbeck Offshore Services, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed July 7, 2003).

10.10

—Amended and Restated Credit Agreement dated as of February 13, 2004 among Hornbeck Offshore Services, Inc. and Hibernia National Bank, as agent, and Hibernia National Bank, Fortis Capital Corp., Southwest Bank of Texas, N.A., DVB Bank Aktiengesellscheft and Wells Fargo Bank, N.A., as lenders (incorporated by reference to Exhibit 10.5 to the Company’s Form 10-K for the period ended December 31, 2003).

10.11*	—Amendment to Senior Employment Agreement dated effective February 17, 2003 by and between Todd M. Hornbeck and the Company.

10.12*	—Amendment to Employment Agreement dated effective February 17, 2003 by and between Carl G. Annessa and the Company.

10.13*	—Amendment to Employment Agreement dated effective February 17, 2003 by and between James O. Harp, Jr. and the Company.

10.14	—Director & Advisory Director Compensation Plan (incorporated by reference to Exhibit 10.9 to the Company’s Form 10-K for the period ended December 31, 2003).

10.15

—Form of First Amendment to Indemnification Agreement for Directors, Officers and Key Employees (incorporated by reference to Exhibit 10.6 to the Company’s Form 10-Q for the period ended September 30, 2003).

21.1*	—Subsidiaries of the Company.

23.1	—Consent of Winstead Sechrest & Minick P.C. (contained in Exhibit 5.1)

23.2	—Consent of Ernst & Young LLP.

99.1

—Asset Purchase and Option Agreement dated as of June 20, 2003 by and among HOS-IV, LLC, Candy Marine Investment Corporation, Candy Fleet Corporation and Kenneth I. Nelkin, and joined for limited purposes by Hornbeck Offshore Services, Inc. and Candy Cruiser, Inc. (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed August 7, 2003).

*	Previously filed.

(b)    Financial Statement Schedules.

None.